Commonwealth Bank of Australia Concise Annual Report 2004

Contents

p1	Message from the Chairman
p4	Review of Operations
p6	Message from the Chief Executive Officer
p8	The Bank’s People
p10	The Bank and the Community – A Profile
p12	Our Directors
p16	Corporates Governance
p27	Directors’ Report
p36	Five year Financial Summary
p39	Business Overview
p43	Comments On statement of Financial Performance
p45	Statement of Financial Performance
p46	Comments on Statement of Financial Position
p48	Statement of Cash Flows
p49	Notes to the Financial Statements
p73	Directors’ Declaration
p74	Independent Audit Report
p75	Shareholding Information
p80	Contract us

Message from the Chairman

The Bank experienced another strong year with the Australian economy continuing to perform well. Housing lending remained buoyant for most of the year with early signs of some slowing towards the end of the year. Very low levels of corporate and personal defaults were experienced in a favourable credit environment. Investment markets recovered which led to an improvement in the performance of the funds management and insurance businesses as well as contributing to an increase in the assessed value of the funds management business.

The Bank embarked on the three year Which new Bank program during the year, the successful execution of which is critical to the long term success of the Bank. So it is pleasing to be able to report that very good progress was made in the first year of the program in the achievement against the milestones set for the program.

Results

The Bank’s statutory net profit after tax for the year ended 30 June 2004 was $2,572 million, an increase of 28% over that earned in the prior financial year. Net profit from ordinary activities (“cash basis”) was $2,695 million, an increase of 5% over that earned in the prior year. This increase was achieved after expensing $749 million ($535 million after tax) on the Which new Bank program.

Strong operating performances were recorded by all businesses, with the underlying profit after tax increasing by 15% to $3,078 million for the year. Underlying profit excludes the after tax impact of shareholder investment returns and the cost of initiatives, including Which new Bank.

The banking result was driven by the continued good performance of the Australian and New Zealand lending operations, partly offset by an anticipated contraction in the net interest margin. In funds management, recovery in funds flows was underpinned by strong international flows and the continued growth of FirstChoice, while for the insurance business, performance improved across all regions.

Loan asset quality strengthened during the year, reflecting the Bank’s ongoing, disciplined approach to risk management. Productivity improvement was evident across all businesses, particularly insurance and funds management.

For more information on the company’s financial performance, please refer to the Review of Operations on page 4.

Dividends and Capital Position

At last year’s Annual General Meeting I informed shareholders that, although we would be charging the costs of the Which new Bank program against profit, we regarded that expenditure as being in the nature of an investment in the future of the Bank. I said that, for this reason, we would add back the after-tax cost of the program to the profit in determining the dividends for the year. This we did, and determined the total dividend out of the year’s profit would be $1.83 per share which represented 73.9% of the adjusted result and a 19% increase on the dividend for the prior year.

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Commonwealth Bank of Australia Concise Annual Report 2004

Message from the Chairman continued

The dividend of $1.83 per share continues the uninterrupted growth in the dividend rate since the Bank was privatised and listed as a public company twelve years ago. The final dividend of $1.04 per share, fully franked, will be paid on 24 September 2004.

The Bank’s capital position remained strong throughout the year, sitting comfortably above the Bank’s target ranges and in conformance with the requirements of regulators. During the year, the Bank undertook a number of capital management initiatives that were well received by shareholders and which provide capital flexibility for the future. These included the issuance of hybrid capital and PERLS II, a $532 million share buyback, a $467 million share purchase plan, and a share sale facility for small shareholdings. These initiatives were in addition to the issue of new shares to the value of $389 million under the Dividend Reinvestment Plan during the year.

Which new Bank

As foreshadowed in last year’s annual report, the Which new Bank program was announced to the market in September 2003. Which new Bank is a three-year strategic program aimed at supporting the Bank’s vision to excel in customer service. The aim of the program is to provide better service to customers by engaged people using improved systems and simpler processes. The focus is very much on the training and motivating of people within the Bank and giving them the authority and accountability to be able to deliver excellence in service. They can only do this if they have the systems and processes that allow them to do it. Customers are beginning to notice differences and these differences will become more pronounced as the Which new Bank program is implemented.

More information about the program and the milestones achieved during the year are contained in the Message from the Chief Executive Officer on page 6.

During the year, the Board has actively participated in activities that facilitate a better understanding of the prerequisites for strategic transformation. In September 2003, the Bank’s Directors spent five days touring the Bank’s branches, processing centres and call centres in Australia and New Zealand, gaining first hand experience of the Bank’s systems and processes. In May 2004, the Board was pleased to conduct its monthly Board meeting in Townsville, the Bank’s first regional branch in Australia. The Board will continue to be active in gaining first-hand knowledge of the operations of the Bank and its service standards throughout the duration of the program and beyond.

Outlook

The Global economy has improved noticeably, with an expectation of monetary tightening across the major economies in the near term.

The Australian economy continues to perform well although growth in domestic spending has slowed as the construction sector loses some momentum.

Consumer confidence is high while job security concerns are low and personal incomes are rising. Businesses should continue to benefit from sustained capital spending. High levels of spending on infrastructure are underway. The consequences of the housing slowdown remain a key domestic issue, although the effects so far have been muted.

Subject to market conditions being maintained, the Bank is targeting:

– Growth in cash Earnings Per Share (“EPS”) exceeding 10% compound annual growth rate (“CAGR”) over the three year period to 30 June 2006, which is expected to be ahead of industry growth;

– Improvement in productivity between 4-6% CAGR over this period; and

– Growth in profitable market share across major product lines.

Having regard to the factors considered in determining the dividend as set out on page 5, and subject to no significant change in the Bank’s strategy and operating environment, the ratio of dividends per share to “cash” earnings is expected to be maintained at around the current level (that is, the ratio with Which new Bank costs added back). The Bank expects that the impact of expenses related to Which new Bank will be significantly

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lower going forward, and benefits will continue to increase. Accordingly, cash earnings should be significantly higher and we expect to increase the dividend per share each year.

Board Changes

This coming Annual General Meeting will mark my retirement as Chairman and as a Director of the Bank. Mr Ross Adler has also signalled his intention to retire from the Board at that meeting. Mr Adler has been a committed and consistent valuable contributor to the deliberations of the Board since his appointment in 1990. He has served on the Audit, Remuneration and Risk Committees of the Board at various times and has always been a diligent member of those committees.

There have been many changes in the Bank and in the financial services industry since I joined the Board in 1985 and since I became chairman in 1999. Early during my term on the Board the Bank was privatised and became a publicly listed company. There were other significant structural changes along the way, including the merger with the State Bank of Victoria and the acquisition of ASB Bank and Colonial Limited, all of which contributed to the strengthening of the competitive positioning of the Bank. During this time there has been considerable innovation as the Bank has diversified into new lines of wealth management businesses and led the introduction of banking technologies, such as telephone and internet banking and internet broking, with CommSec now servicing the greatest number of broking transactions in the market.

Currently, the Bank is engaged in the most important change since its privatisation, with the Which new Bank program. The execution of this program is vital for the long term success of the Bank and it is pleasing, therefore, that such good progress has been made to date. It is an important underpinning of the Board’s commitment to achieving strong growth in all of the Bank’s businesses and in growing sustainable and reliable returns for shareholders.

I have been privileged to serve on your Board and as Chairman for the last five years. I am confident that the Board is well positioned for the future under the capable chairmanship of John Schubert who will be succeeding me. I would like to take the opportunity to thank shareholders, customers and staff for their continued support of the Bank.

John Ralph, AC
Chairman

11 August 2004

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Commonwealth Bank of Australia Concise Annual Report 2004

Review of Operations

For information on the performance of our main businesses, please refer to pages 39 to 42 of this report.

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Profits

The statutory net profit after tax for the year ended 30 June 2004 was $2,572 million, an increase of 28% on the prior financial year. Net profit after tax from ordinary activities (‘underlying basis’) was $3,078 million, an increase of 15% on the prior financial year. The difference between statutory and underlying profit is due to the amortisation of goodwill, an adjustment to the appraisal value of the life and funds management businesses, investment returns on shareholders’ funds in the funds management and insurance business and incremental expenses in relation to the Which new Bank program. Underlying profit is more closely aligned to operating performance than statutory profit.

The underlying result reflects:

–	Continued strong home lending growth in Australia and New Zealand, significantly stronger general and life insurance results and improved performance from the funds management business;

–	Cost control across the business;

–	A favourable credit environment, with very low levels of corporate and personal defaults; and

–	Initial benefits arising from the Which new Bank program.

Earnings per Share

Consistent with the increase in statutory profit explained above, statutory earnings per share were 197 cents, up 40 cents on the prior year of 157 cents. Underlying earnings per share were 237 cents, up 27 cents compared with 210 cents for 2002/2003.

Dividend

A final dividend of 104 cents per share fully franked will be paid on 24 September 2004 to shareholders on the register at 5:00 pm on 20 August 2004. The ex dividend date is 16 August 2004. This brings the full year dividend to 183 cents per share fully franked.

The dividend is determined having regard to a number of factors including rate of business growth, capital adequacy, investment requirements, cyclical nature of investment returns and a range of other factors. As previously communicated to the market, the dividend for 2004 was determined after adding back to the year’s earnings the expenses arising from the Which new Bank program.

Return on Equity

Return on equity (‘underlying basis’) was 15.1%, which represents an increase on the prior financial year.

Assets

Lending Assets Growth

Lending assets have increased by $31 billion or 18% over the prior financial year to $206 billion. This largely reflects continued strong growth for home lending, which has increased by $22 billion or 22%.

Funds Under Administration

Total funds under administration (“FUA”) at 30 June 2004 were $110 billion, an 11% increase for the year. This increase is reflective of the strong investment returns achieved during the year. Total FUA consists of $38 billion in retail funds, $27 billion in wholesale funds, $19 billion in internationally sourced funds, $13 billion in property funds, $9 billion in mastertrust funds and $4 billion in cash management funds.

Capital Management

At 30 June 2004, the total Capital Adequacy ratio was 10.25% (well above the regulatory requirement of 8%) compared with 9.73% at 30 June 2003. The Bank’s credit ratings have remained unchanged for the year. At 30 June 2004, the Bank’s credit ratings were:

Credit Ratings	Short term	Long term
Standard & Poor’s Corporation	A–1+	AA–
Moody’s Investors Service, Inc.	P–1	Aa3
Fitch	F1+	AA

Shareholders

The five year total shareholder return to 30 June 2004 was 14.3%(1) – calculated by combining the reinvestment of dividends and the movement in the value of the Group’s shares. The dividend yield was 5.0% based on the 30 June share price of $32.58 and calculated on the dividend payments of 85 cents (June 2003) and 79 cents (December 2003). The dividend to ordinary shareholders for the year ended 30 June 2004 represents 89.1% of the cash earnings available to ordinary shareholders of $2,594 million(2).

(1)	Source: Bloomberg.

(2)	Cash profit of $2,695 million less $101 million paid to holders of preference shares and other equity instruments.

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Commonwealth Bank of Australia Concise Annual Report 2004

Message from the Chief Executive Officer

David Murray
Chief Executive Officer

In September 2003 we announced our Which new Bank strategic initiative to support our vision “to excel in customer service”. Over three years we will be investing approximately $1.5 billion. We have already generated pre tax benefits of $237 million in 2004, and have committed to growing these benefits to $900 million per annum in 2006 and beyond.

In our first nine months of the Which new Bank program we have delivered within planned investment and the benefits have exceeded our target by $37 million. Measurable progress has been made in all key customer, people and process initiatives that are fundamental to this stage of the program. Market shares across key lines of business remained broadly stable during this time.

In addition to having the most recognised financial services brand in Australia, the Commonwealth Bank is also the most accessible Australian bank with the largest network of over 1,000 branches, the largest ATM and EFTPOS networks in the nation and online facilities through NetBank and CommSec. Successful execution of the Which new Bank program will differentiate us further from our competitors, putting our people at the heart of superior service.

The Chairman, in his outlook statement on page 2, describes the expected benefits resulting from embarking on the Which new Bank program. These focus on targeted growth in EPS, in profitable market share and in dividends as well as on improvements in productivity.

Which new Bank is about changing the way we do things. Our people’s willingness to change, their enthusiasm for the task ahead and their service commitment to our customers are the main drivers of the good progress of Which new Bank to date.

Initiatives already undertaken include customer-tailored staff training and the redevelopment of incentive, award and recognition programs. We are actively encouraging learning and innovation, striving to achieve a workplace environment for empowered people, who work within a framework of trust and teamwork, with a focus on business outcomes.

We have taken care to collect feedback from our people on how they feel about the Which new Bank initiatives. An overwhelming majority understand why the Bank needs Which new Bank, feel well informed and positive about it and believe it will help them do their job better. We acknowledge that there is still more to be done to maintain and grow this view further in the Bank.

Which new Bank consists of 20 workstreams and over 100 initiatives. All of the workstream activities to June 2004 were completed as planned.

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Examples of progress achieved under Which new Bank during the year include the following:

–	Refurbishment of 125 branches to a modern layout;

–	Training of more than 13,000 staff in service and sales management;

–	Implementation of world class processing principles in several operations areas, viewing processes from the customer’s perspective;

–	Launch of the CommSee customer relationship management information prototype in Tasmania;

–	Establishment of the Centre for Adviser Development to train financial planners;

–	The business banking redesign, to free up sales people to spend more time with clients; and

–	Introduction of the enhanced FirstChoice investment product, including 12 new investment options.

Which new Bank is about viewing processes from the customer’s perspective and keeping processes simple. This includes aligning head office functions to support customer-facing areas. To support sustainable process change, an emphasis on training and continuous improvement is built in.

It is pleasing in these early days of the Which new Bank program that customers are noticing the Bank is improving in the way we serve them. Strength of relationship measures between the Bank and its customers rose markedly in the first quarter of the year and this has been sustained, confirming Which new Bank has already started to make a difference.

We are where we need to be at this point in the reinvention of the Bank. This reinvention is designed to set the Commonwealth Bank apart from others. We are pleased with the Bank’s result for 2004 and with our successful delivery of the year’s Which new Bank initiatives. These results demonstrate our ability to execute well and give us additional enthusiasm for the next phase of Which new Bank.

I would like to thank all our people for their commitment to achieving this year’s result for our customers and shareholders.

David Murray
Chief Executive Officer

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Commonwealth Bank of Australia Concise Annual Report 2004

The Bank’s People

Our people strategy is to deliver excellence in customer service through ‘Engaged people who are empowered, motivated and skilled to deliver’. During the year, we have completed a number of activities that give effect to our people engagement strategy.

–	A performance management system provides staff and their managers with an opportunity to engage in regular conversations about job performance. During the year the Bank’s system was reviewed to align it more closely with the Bank’s business objectives. Performance will be measured against business outcomes as well as our People Principles – clear and decisive, empowered and accountable, learn and grow, trust and team spirit, discipline and excellence and challenge and innovate. In other words, what is achieved and how it is achieved will be relevant to performance assessment. The changes in the system go to the heart of the connection between excellence in customer service and an individual’s own performance. The relationship between individual and team performance and recognition and reward has also been strengthened.

–	In conjunction with the closer alignment of our people systems with business performance objectives a program of process simplification is underway which draws on the techniques from “Lean Manufacturing” and “Six Sigma”. These methods support employee engagement by encouraging staff participation in the improvement of work systems which can reduce cycle times and costs.

–	Our suite of employee equity plans has been developed to ensure alignment with shareholder interests. One example is the Employee Share Acquisition Plan, which provides staff with a grant of up to $1,000 worth of free shares if the Bank meets its overall performance targets. In eight of the last nine years, an annual grant of shares has been offered to staff. In respect of the year just ended, all eligible employees will receive shares to the value of $1,000.

–	There is ongoing review of the Bank’s performance and remuneration systems to ensure good quality people continue to be attracted to the Bank and motivated to excel in customer service.

–	Retaining and managing talented individuals plays a key role in contributing to employee engagement and excellence in customer service. Talent management systems have been enhanced. The role of the Manager one Removed has been simplified while talent reviews have been broadened to enrich the assessment of potential high performers. Significantly, these new approaches have already led to decisions to extend and expand certain roles and choices about who should fill them.

–	The Bank’s leadership program is being comprehensively redesigned around the Bank’s People Principles. The redesigned program will be implemented during the last calendar quarter of 2004.

–	As a committed Equal Employment Opportunity (“EEO”) employer, the Bank has focused on enhancing the quality and accessibility of its EEO resources. The information manuals available to staff to help them balance their work and personal commitments have been reviewed and are being simplified. The Bank’s EEO intranet sites have also been reviewed and a new site will be launched early next year.

–	The Fair Treatment Review system provides staff with the opportunity to raise issues they feel affect them unfairly. The system has been enhanced by introducing a specialist EEO investigations stream and simplifying the system.

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–	To enhance the current range of flexible working practices – for example, part-time work, job share, career break, twelve weeks paid maternity leave – the Bank has proposed to offer staff the option of purchasing up to four weeks of additional leave per year as well as taking long service leave in more flexible ways. These proposals further underline the Bank’s commitment to providing staff with the opportunity to balance their personal commitments with their work.

–	The Bank’s annual workplace survey took place in May. The survey enables employees to confidentially identify issues about leadership in their work teams. The overall result for the Bank was an improvement in the raw score from last year. Despite this improvement there was a slight slip in the percentile ranking measured against the Gallup database. (See table below).

(1)	Source: The Gallup Organization.

Percentile scores are calculated relative to benchmarked companies. This survey was not conducted on behalf of the Bank during 2000.

–	Staff were asked to volunteer gender demographics when responding to the 2004 staff survey. The overall results show no significant difference in the responses of men and women. The absence of a difference suggests that the Bank’s people engagement strategies are contributing to an inclusive workplace culture.

–	The safety management system is currently being reviewed and streamlined to provide our people with a more effective, although easy, method for achieving a healthy and safe work environment. New ergonomic guides have been developed to ensure a stronger focus on the achievement of outcomes, rather than the ticking of boxes and completion of forms. The new guides have been well accepted by our people and the relevant regulators.

–	Our safety orientation and safety leadership forum are currently being integrated into the Bank’s new learning curriculum; this will ensure that all new people and leaders are well versed in the Bank’s safety requirements and behaviours.

–	Major changes have been made to the Bank’s superannuation arrangements with the merger of three UK funds into one taking effect in July 2003 and the merger of the two Australian funds in October 2003. These mergers have achieved much greater simplicity for members.

–	Work has also been undertaken to achieve best practice corporate governance in relation to executive remuneration, employee equity and staff superannuation.

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Commonwealth Bank of Australia Concise Annual Report 2004

The Bank and the Community — A Profile

The Commonwealth Bank has been actively contributing to the Australian community since it commenced operations in 1912. The Bank combines the work of the Commonwealth Bank Foundation, our community partners and our people to achieve social outcomes and improve the communities in which we live and operate.

The Commonwealth Bank Foundation

The Bank began supporting the education of young people more than 70 years ago through student banking and more recently the DollarsandSense website. In order to extend this commitment, the Commonwealth Bank Foundation was established in 2002.

The Foundation seeks to encourage the development of financial literacy skills of young Australians and aims to create awareness, skill and understanding of the benefits of a more financially literate community. This comes from the Bank’s view that eduction is a key requirement to empowering individuals to take effective decisions to achieve their financial goals.

In the past financial year, the Commonwealth Bank Foundation has supported many programs including:

e-learning grants: Now in its third year, the Bank has donated more than $1 million in grants to primary schools nationally to allow them to develop e-learning initiatives. Projects have included online year books, creation of school websites and production of animated films.

National Literacy and Numeracy Week: An initiative of the Commonwealth Department of Education, Science and Training, the program highlights and encourages the development of effective literacy and numeracy skills.

Macquarie Business Mathematics Competition: An annual national secondary schools mathematics competition focusing on financial literacy. This is the only fully online, national mathematics competition for secondary school students.

GirlSavvy: A series of one day workshops for high school girls aimed at motivating and educating young women about the importance of being financially aware. Participants undertake a range of activities which aim to boost self esteem, inspire them about the diversity of job options available and focus on the benefits of sound financial planning.

Nova: Science in the News: The Australian Academy of Science’s highly acclaimed website promotes science education and communication to secondary school students, their parents and teachers.

–	Information on the programs the Commonwealth Bank Foundation supports is available at www.commbank.com.au/foundation

The Foundation is building on its current achievements in the education sector and developing a suite of educational resources and programs, for launch in the 2004/05 financial year, to support financial literacy skills in secondary schools. To achieve this, the Foundation works with a variety of experts including NSW Department of Education and Training, Business Educators Australasia and the Enterprise Network for Young Australians to create the best possible resources to improve financial literacy skills.

In the Community

The Commonwealth Bank recognises the important role it plays in the community, not only as an employer and provider of banking services to millions of customers but also in the wider community. We are working to make banking services as accessible as possible to all Australians and support programs and organisations that are working to create a better community for everyone.

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Accessibility

The Commonwealth Bank is the bank for all Australians and works to ensure everyone can access its financial services. Not only does the Bank have the largest branch, ATM and EFTPOS networks with a total of more than 130,000 points of access for customers, but we also partner with Australia Post, Woolworths and Big W to make banking even more accessible.

The Bank’s commitment to improving access for all customers is evident through its work with community groups including the Royal Blind Society, National Council on Intellectual Disability and the Human Rights and Equal Opportunity Commission to develop a Disability Action Plan. This plan will ensure greater access to our services for disabled customers and provide our staff with disabilities a better work environment. Some of this year’s achievements include:

–	Completed trials of audio-enabled and wheelchair friendly ATMs; and

–	Free ‘Banking Made Easy’ workshops to help senior citizens and those with disabilities become more comfortable with electronic banking.

The Bank is also committed to providing fee free banking products for customers with special needs.

Sponsorships

The Bank currently supports organisations in health and medical research, sport, the arts, youth, environment, business, disaster relief and meeting community needs. These sponsorships are carefully selected to offer long-term benefits to Australians. In 2004 these sponsorships included:

–	Breast Cancer Institute of Australia;

–	The Children’s Hospital Westmead;

–	National Heart Foundation (VIC/TAS);

–	Commonwealth Bank Trophy and Netball Development Fund;

–	Commonwealth Bank Cricket Academy;

–	Women’s Cricket;

–	Prostate Cancer Foundation of Australia;

–	Australian Chamber Orchestra;

–	Opera Australia;

–	National Trust of NSW;

–	Sydney Theatre Company;

–	West Australian Symphony Orchestra;

–	Work-A-Day for Kids;

–	Very Special Kids;

–	Legacy; and

–	Children’s Cancer Institute of Australia.

Our people

An integral part of the Bank’s community involvement is the contributions of our people. Bank staff donate their time and money to causes such as the Clown Doctors and Conservation Volunteers Australia. The Bank assists employees to support these causes through the Staff Charity Fund and Lending a Hand partnership and encourages involvement in other volunteering and fundraising activities.

Staff Charity Fund: was founded in 1916 by staff who wanted to provide cots and blankets for Australian children during the First World War. Today, the Fund contributes each year to the well-being of Australian children with most support going to the Humour Foundation’s Clown Doctors.

This money comes from regular fortnightly contributions by current and retired staff, and also through special fundraising days, like Make a Kid’s Day. Across the Bank our people took part in a variety of activities this year to raise more than $470,000 for the Staff Charity Fund.

Lending a Hand: is a three-year partnership between the Bank and Conservation Volunteers Australia (“CVA”). CVA is Australia’s largest practical conservation organisation with the Lending a Hand program working specifically to restore local habitats. The program funds 100 week-long and 100 weekend community-based environment projects undertaken during each year of the partnership.

Since the launch of the program in 2002 Lending a Hand, with the help of many Bank employee volunteers, has planted over 150,000 trees, grasses and shrubs revegetating approximately 179 hectares involving over 10,000 volunteer days.

For more information on the Bank’s community support and work in the community visit
www.commbank.com.au/about

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Commonwealth Bank of Australia Concise Annual Report 2004

Our Directors

Directors of the Commonwealth Bank of Australia

John T Ralph, AC, Chairman

Mr Ralph has been a member of the Board since 1985 and Chairman since 1999. He is also Chairman of the Risk, Remuneration and Nominations Committees. He is a Fellow of the Australian Society of Certified Practising Accountants and has over fifty years’ experience in the mining and finance industries.

Deputy Chairman: Telstra Corporation Limited.

Other Interests: Melbourne Business School (Board of Management), Australian Foundation for Science (Chairman), Australian Farm Institute (Chairman), Australian Institute of Company Directors (Fellow), Australian Institute of Management (Fellow), Australian Academy of Science (Fellow), Australian Academy of Technological Science and Engineering (Fellow), Scouts Australia Victorian Branch (President) and St Vincent’s Institute Foundation (Patron). Mr Ralph is a resident of Victoria. Age 71.

John M Schubert, Deputy Chairman Dr Schubert has been a member of the Board since 1991 and is Chairman of the Audit Committee and a member of the Risk and Nominations Committees. He holds a Bachelor Degree and PhD in Chemical Engineering and has experience in the petroleum, mining and building materials industries. Dr Schubert is the former Managing Director and Chief Executive Officer of Pioneer International Limited and the former Chairman and Managing Director of Esso Australia Ltd.

Chairman: Worley Group Limited and G2 Therapies Limited.

Director: BHP Billiton Limited, BHP Billiton plc, and Qantas Airways Limited.

Other Interests: Academy of Technological Science (Fellow). Great Barrier Reef Research Foundation (Deputy Chairman), AGSM Advisory Board (Member), and the Business Council of Australia (Member). Dr Schubert is a resident of New South Wales. Age 61.

David V Murray, Managing Director and Chief Executive Officer

Mr Murray has been a member of the Board and Chief Executive Officer since June 1992. He holds a Bachelor of Business, Master of Business Administration, an honorary PhD from Macquarie University and has thirty seven years’ experience in banking. Mr Murray is a member of the Risk Committee.

Director: Tara Anglican School for Girls Foundation Limited.

Other Interests: International Monetary Conference (Member), Asian Bankers’ Association (Member), Australian Bankers’ Association (Member), Asia Pacific Bankers’ Club (Member), Business Council of Australia (Member) and the Financial Sector Advisory Council (Member). Mr Murray is a resident of New South Wales. Age 55.

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NR (Ross) Adler, AO

Mr Adler has been a member of the Board since 1990 and is a member of the Audit and Risk Committees. He holds a Bachelor of Commerce and a Master of Business Administration. He has experience in various commercial enterprises, more recently in the oil and gas and chemical trading industries. He is the former Managing Director and Chief Executive Officer of Santos Limited.

Chairman: Austrade and Amtrade International Pty Ltd.

Director: Australian Institute of Commercialisation Ltd and AWL Enterprises Pty Ltd.

Other Interests: Adelaide Festival (Chairman), University of Adelaide (Council Member and Chairman of the Finance Committee) and Executive Member of the Australian Japan Business Co-operation Committee.

Mr Adler is a resident of South Australia. Age 59.

Reg J Clairs, AO

Mr Clairs has been a member of the Board since March 1999 and is a member of the Remuneration and Risk Committees. As the former Chief Executive Officer of Woolworths Limited, he had thirty three years’ experience in retailing, branding and customer service.

Director: David Jones Ltd and The Cellnet Group.

Deputy Chairman: National Australia Day Council.

Other Interests: Institute of Company Directors (Member).

Mr Clairs is a resident of Queensland. Age 66.

AB (Tony) Daniels, OAM

Mr Daniels has been a member of the Board since March 2000 and is a member of the Remuneration and Risk Committees. He has extensive experience in manufacturing and distribution, being Managing Director of Tubemakers of Australia for eight years to December 1995, during a long career with that company. He has also worked with government in superannuation, competition policy and export facilitation.

Director: Australian Gas Light Company and O’Connell St Associates.

Other Interests: Australian Institute of Company Directors (Fellow) and Australian Institute of Management (Fellow).

Mr Daniels is a resident of New South Wales. Age 69.

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Commonwealth Bank of Australia Concise Annual Report 2004

Our Directors

Directors of the Commonwealth Bank of Australia

Colin R Galbraith, AM

Mr Galbraith has been a member of the Board since June 2000 and is a member of the Risk Committee. He was previously a Director of Colonial Limited, appointed 1996. He is a partner of Allens Arthur Robinson, Lawyers.

Chairman: BHP Billiton Community Trust.

Director: GasNet Australia (Group) and OneSteel Limited.

Other Interests: Council of Legal Education in Victoria (Honorary Secretary), CARE Australia (Director) and Royal Melbourne Hospital Neuroscience Foundation (Trustee).

Mr Galbraith is a resident of Victoria. Age 56.

S Carolyn H Kay

Ms Kay has been a member of the Board since March 2003 and is also a member of the Risk Committee. She holds Bachelor Degrees in Law and Arts and a Graduate Diploma in Management. She has extensive experience in international finance. She was a senior executive at Morgan Stanley in London and Melbourne for 10 years and prior to that she worked in international banking and finance both as a lawyer and banker in London, New York and Melbourne.

Director: Mayne Group Limited and Deputy Chair Victorian Funds Management Corporation.

Other Interests: Australian Institute of Company Directors (Fellow).

Ms Kay is a resident of Victoria. Age 42.

Warwick G Kent, AO

Mr Kent has been a member of the Board since June 2000 and is a member of the Risk Committee. He was previously a Director of Colonial Limited, appointed 1998. He was Managing Director and Chief Executive Officer of BankWest until his retirement in 1997. Prior to joining BankWest, Mr Kent had a long and distinguished career with Westpac Banking Corporation.

Chairman: Coventry Group Limited and West Australian Newspapers Holdings Limited.

Director: Perpetual Trustees Australia Limited Group.

Other Interests: Walter and Eliza Hall Trust (Trustee), Australian Institute of Company Directors (Fellow), Australian Society of CPAs (Fellow), Australian Institute of Bankers (Fellow) and the Chartered Institute of Company Secretaries (Fellow).

Mr Kent is a resident of Western Australia. Age 68.

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Fergus D Ryan

Mr Ryan has been a member of the Board since March 2000 and is a member of the Audit and Risk Committees. He has extensive experience in accounting, audit, finance and risk management. He was a senior partner of Arthur Andersen until his retirement in August 1999 after thirty three years with that firm including five years as Managing Partner Australasia. Until November 2002, he was Strategic Investment Co-ordinator and Major Projects Facilitator for the Commonwealth Government.

Member: Prime Minister’s Community Business Partnership and Council of the National Library of Australia.

Director: Australian Foundation Investment Company Limited and Clayton UTZ.

Other Interests: Committee for Melbourne (Patron), Pacific Institute (Counsellor) and Special Committee for Mature Age Workers (Chairman).

Mr Ryan is a resident of Victoria. Age 61.

Frank J Swan

Mr Swan has been a member of the Board since July 1997 and is a member of the Risk and Nominations Committees. He holds a Bachelor of Science degree and has twenty three years senior management experience in the food and beverage industries.

Chairman: Foster’s Group Limited and Centacare Catholic Family Services.

Director: National Foods Limited.

Other Interests: Institute of Directors (Fellow), Australian Institute of Company Directors (Fellow) and Australian Institute of Management (Fellow).

Mr Swan is a resident of Victoria. Age 63.

Barbara K Ward

Ms Ward has been a member of the Board since 1994 and is a member of the Audit and Risk Committees. She holds a Bachelor of Economics and Master of Political Economy and has experience in policy development and public administration as a senior ministerial adviser and experience in the transport and aviation industries, most recently as Chief Executive of Ansett Worldwide Aviation Services.

Chairperson: Country Energy.

Director: Lion Nathan Limited, Allens Arthur Robinson, Multiplex Limited and Multiplex Funds Management Limited.

Other Interests: Sydney Opera House Trust (Trustee), Australia Day Council of New South Wales (Member) and Australian Institute of Company Directors (Member).

Ms Ward is a resident of New South Wales. Age 50.

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Commonwealth Bank of Australia Concise Annual Report 2004

Corporate Governance

Board of Directors

Charter

The role and responsibilities of the Board of Directors are set out in the Board Charter. The responsibilities include:

–	The corporate governance of the Bank, including the establishment of Committees;

–	Oversight of the business and affairs of the Bank by:

– establishing, with management, the strategies and financial objectives;

– approving major corporate initiatives;

– establishing appropriate systems of risk management; and

– monitoring the performance of management.

–	Communicating with shareholders and the community, results of, and developments in, the operations of the Bank;

–	Appointment of the Chief Executive Officer; and

–	Approval of the Bank’s major HR policies and overseeing the development strategies for senior and high performing executives.

There is in place a comprehensive set of management delegations to allow management to carry on the business of the Bank.

Composition

There are currently 12 Directors of the Bank and details of their experience, qualifications, special responsibilities and attendance at meetings are set out in the Our Directors and Directors’ Report sections.

Membership of the Board and Committees is set out below:

	Board		Committee Membership
Director	Membership		Nominations	Remuneration	Audit	Risk
JT Ralph, AC	Non-executive,	Chairman	Chairman	Chairman		Chairman
Independent
JM Schubert	Non-executive,	Deputy Chairman	Member		Chairman	Member
Independent
DV Murray	Executive	Chief Executive				Member
Officer
NR Adler, AO	Non-executive,				Member	Member
Independent
RJ Clairs, AO	Non-executive,			Member		Member
Independent
AB Daniels, OAM	Non-executive,			Member		Member
Independent
CR Galbraith, AM	Non-executive,					Member
Independent
SC Kay	Non-executive,					Member
Independent
WG Kent, AO	Non-executive,					Member
Independent
FD Ryan	Non-executive,				Member	Member
Independent
FJ Swan	Non-executive,		Member			Member
Independent
BK Ward	Non-executive,				Member	Member
Independent

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The Constitution of the Bank specifies that:

–	The Chief Executive Officer and any other executive director shall not be eligible to stand for election as Chairman of the Bank;

–	The number of Directors shall not be less than 9 nor more than 13 (or such lower number as the Board may from time to time determine). The Board has determined that upon the retirement of Mr Ralph and Mr Adler at the 2004 Annual General Meeting, the number of directors shall be 10; and

–	At each Annual General Meeting one-third of Directors (other than the Chief Executive Officer) shall retire from office and may stand for re-election.

The Board has established a policy that, with a phasing in provision for existing Directors, the term of directors’ appointments would be limited to 12 years (except where succession planning for Chairman and appointment of Chairman requires an extended term. On appointment, the Chairman will be expected to be available for that position for five years). Directors do not stand for re-election after attaining the age of 70.

Independence

The Board regularly assesses the independence of each Director. For this purpose an independent Director is a non-executive Director whom the Board considers to be independent of management and free of any business or other relationship that could materially interfere with the exercise of unfettered and independent judgment.

In addition to being required to conduct themselves in accordance with the ethical policies of the Bank, Directors are required to be meticulous in their disclosure of any material contract or relationship in accordance with the Corporations Act and this disclosure extends to the interests of family companies and spouses. Directors are required to strictly adhere to the constraints on their participation and voting in relation to matters in which they may have an interest in accordance with the Corporations Act and the Bank’s policies.

Each Director may from time to time have personal dealings with the Bank. Each Director is involved with other companies or professional firms which may from time to time have dealings with the Bank. Details of offices held by Directors with other organisations are set out in the Our Directors’ section and on the Bank’s website. Full details of related party dealings are set out in notes to the Company’s accounts as required by law.

All the current non-executive Directors of the Bank have been assessed as independent Directors. In reaching that determination, the Board has taken into account (in addition to the matters set out above):

–	The specific disclosures made by each Director as referred to above;

–	Where applicable, the related party dealings referrable to each Director, noting that those dealings are not material under accounting standards;

–	That no Director is, or has been associated directly with, a substantial shareholder of the Bank;

–	That no non-executive Director has ever been employed by the Bank or any of its subsidiaries;

–	That no Director is, or has been associated with a supplier, professional adviser, consultant to or customer of the Bank which is material under accounting standards; and

–	That no non-executive Director personally carries on any role for the Bank otherwise than as a Director of the Bank.

The Bank does not consider that term of service on the Board is a factor affecting a Director’s ability to act in the best interests of the Bank. Independence is judged against the ability, integrity and willingness of the Director to act. The Board has established a policy limiting Directors’ tenures to ensure that skill sets remain appropriate in a dynamic industry.

Education

Directors participate in an induction programme upon appointment and in a refresher programme on a regular basis. The Board has established a programme of continuing education to ensure that it is kept up to date with developments in the industry both locally and globally. This includes sessions with local and overseas experts in the particular fields relevant to the Bank’s operations.

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Commonwealth Bank of Australia Concise Annual Report 2004

Corporate Governance continued

Review

The Board has in place a process for annually reviewing its performance, policies and practices. These reviews seek to identify where improvements can be made and also assess the quality and effectiveness of information made available to Directors. Every two years, this process is facilitated by an external consultant, with an internal review conducted in the intervening years. The review includes an assessment of the performance of each Director.

After consideration of the results of the performance assessment, the Board will determine its endorsement of the Directors to stand for re-election at the next Annual General Meeting.

The non-executive Directors meet at least annually, without management, in a forum intended to allow for an open discussion on Board and management performance. This is in addition to the consideration of the Chief Executive Officer’s performance and remuneration which is conducted by the Board in the absence of the Chief Executive Officer.

The Chairman meets at least annually with members of the senior executive team to discuss with them the Board’s performance and level of involvement from their perspective.

Selection of Directors

The Nominations Committee has developed a set of criteria for director appointments which have been adopted by the Board. The criteria set the objective of the Board as being as effective, and preferably more effective than the best boards in the comparable peer group. These criteria, which are reviewed annually, ensure that any new appointee is able to contribute to the ongoing effectiveness of the Board, have the ability to exercise sound business judgment, to think strategically and have demonstrated leadership experience, high levels of professional skill and appropriate personal qualities.

The Committee regularly reviews the skill base and experience of existing Directors to enable identification of attributes required in new Directors.

An executive search firm is engaged to identify potential candidates based on the identified criteria.

Candidates for appointment as Directors are considered by the Nominations Committee, recommended for decision by the Board and, if appointed, stand for election, in accordance with the Constitution, at the next general meeting of shareholders.

The Bank has adopted a policy whereby, on appointment, a letter is provided from the Chairman to the new Director setting out the terms of appointment.

Policies

Board policies relevant to the composition and functions of Directors include:

–	The Board will consist of a majority of independent non-executive Directors and the membership of the Nominations, Remuneration and Audit Committees should consist solely of independent non-executive Directors. The Risk Committee should consist of a majority of independent non-executive Directors;

–	The Chairman will be an independent non-executive Director. The Audit Committee will be chaired by an independent non-executive Director other than the Board Chairman;

–	The Board will generally meet monthly with an agenda designed to provide adequate information about the affairs of the Bank, allow the Board to guide and monitor management and assist in involvement in discussions and decisions on strategy. Matters having strategic implications are given priority on the agenda for regular Board meetings. In addition, ongoing strategy is the major focus of at least two of the Board meetings annually;

–	The Board has an agreed policy on the basis on which Directors are entitled to obtain access to company documents and information and to meet with management; and

–	The Bank has in place a procedure whereby, after appropriate consultation, Directors are entitled to seek independent professional advice, at the expense of the Bank, to assist them to carry out their duties as Directors. The policy of the Bank provides that any such advice is generally made available to all Directors.

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Ethical Standards

Conflicts of Interest

In accordance with the Constitution and the Corporations Act 2001, Directors are required to disclose to the Board any material contract in which they may have an interest. In compliance with section 195 of the Corporations Act 2001 any Director with a material personal interest in a matter being considered by the Board will not be present when the matter is being considered and will not vote on the matter. In addition, any director who has a conflict of interest in connection with any matter being considered by the Board or a Committee does not receive a copy of any paper dealing with the matter.

Share Trading

The restrictions imposed by law on dealings by Directors in the securities of the Bank have been supplemented by the Board of Directors adopting guidelines which further limit any such dealings by Directors, their spouses, any dependent child, family company or family trust.

The guidelines provide, that in addition to the requirement that Directors not deal in the securities of the Bank or any related company when they have or may be perceived as having relevant unpublished price sensitive information, Directors are only permitted to deal within certain periods. These periods include between 3 and 30 days after the announcement of half yearly and final results and from 3 days after release of the annual report until 30 days after the Annual General Meeting. Further, the guidelines require that Directors not deal on the basis of considerations of a short term nature or to the extent of trading in those securities. Similar restrictions apply to executives of the Bank.

In addition, Bank policy prohibits:

–	For Directors and executives who report to the Chief Executive Officer, any hedging of publicly disclosed shareholding positions; and

–	For executives, any trading (including hedging) in positions prior to vesting of shares or options.

Remuneration Arrangements

Remuneration Committee

The Board has established a Remuneration Committee to:

–	Consider changes in remuneration policy likely to have a material impact on the Group;

–	Consider senior executive appointments;

–	Determine remuneration for senior management; and

–	Be informed of leadership performance, legislative compliance in employment issues, industrial agreements and incentive plans operating across the Group.

The policy of the Board is that the Committee shall consist entirely of independent non-executive Directors. The Chief Executive Officer attends Committee meetings by invitation but does not attend in relation to matters that can affect him.

The Committee has an established work plan which allows it to review all major human resource policies, strategies and outcomes.

Non-Executive Directors’ Remuneration

The Constitution and the Australian Stock Exchange (“ASX”) Listing Rules specify that the aggregate fees of non-executive Directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined, is divided among the Directors as they agree. The policy of the Board is that the aggregate amount should be set at a level which provides the Bank with the necessary degree of flexibility to enable it to attract and retain the services of directors of the highest calibre. The latest determination was at the Annual General Meeting held on 28 October 1999 when shareholders approved aggregate fees of $1,500,000 per year.

The Nominations Committee reviews the fees payable to non-executive Directors. Details of individual Directors’ remuneration are set out in Note 5. Directors’ fees do not incorporate any bonus or incentive element.

In August 2000, the Board approved the introduction of the non-executive Directors’ Share Plan which requires the acquisition of shares by non-executive Directors at market price through the mandatory application of 20% of their annual fees. Details of this Plan were set out in the Notice of Meeting for the 2000 Annual General Meeting.

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Commonwealth Bank of Australia Concise Annual Report 2004

Corporate Governance continued

The Non-Executive Directors Retirement Allowance Scheme which provides for retirement benefits to be paid to non-executive Directors was approved by shareholders at the 1997 Annual General Meeting. The terms of this scheme allowed for a benefit on a pro-rata basis to a maximum of four years total emoluments after 12 years service. In July 2002, the Board closed the scheme to any newly appointed directors. The entitlement of the non-executive Directors at the time were not affected and continued to accrue further benefits.

Chief Executive Officer Remuneration

The remuneration of Mr Murray (Chief Executive Officer) is fixed by the Board, pursuant to the Constitution, as part of the terms and conditions of his appointment. Those terms and conditions are established in a contract of employment with Mr Murray which was effective from 2 July 2001, with remuneration subject to review, from time to time, by the Board, and are consistent with those applying to other executives of the Bank.

Executive Remuneration

The Bank’s remuneration systems complement and reinforce its leadership and succession planning systems.

The Bank’s remuneration framework aims to reward executives with a mix of remuneration appropriate to their level in the organisation and incorporates a significant weighting towards variable (“at risk”) pay linked to performance, both short term and long term. This focus aims to:

–	reward executives for bankwide, business unit and individual performance against targets set by reference to appropriate benchmarks;

–	align the interests of executives with those of shareholders;

–	link executive reward with the strategic goals and performance of the Bank; and

–	ensure total remuneration is competitive by market standards.

Remuneration and terms and conditions of employment are specified in an individual contract of employment with each executive which is signed by the executive and the Bank. Remuneration of the Bank’s executives consists of three key elements –

–	Fixed Remuneration;

–	Short Term Incentive (“STI”); and

–	Long Term Incentive (“LTI”).

The relationship of fixed remuneration and variable pay (potential short term and long term incentives) is established for each level of executive management by the Remuneration Committee.

Fixed remuneration is reviewed annually by the Remuneration Committee through a process that considers bankwide, business unit and individual performance, relevant comparative remuneration in the market and internal and, where appropriate, external advice on policies and practices. The Committee has access to external advice independent of management.

Actual STI payments for executives depend on the extent to which operating targets set at the beginning of the financial year are met.

These targets consist of a number of Key Result Areas (“KRAs”) covering both financial and non-financial measures of performance. Included are measures such as contribution to Net Profit After Tax (“NPAT”), customer service, risk management, product management, and leadership/team contribution.

STI payments to executives are usually delivered in two components:

–	Fifty per cent made as an immediate cash payment; and

–	Fifty per cent deferred in the form of shares in the Bank.

The shares acquired vest in two equal instalments after one and two years respectively. Dividends on the shares are not paid to the executive unless and until the shares vest. Generally, the executive will need to be an employee of the Bank at the relevant vesting date to receive the shares.

LTI grants to executives are delivered in the form of Reward Shares under the Bank’s Equity Reward Plan (“ERP”).

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No value accrues to the executive unless the Bank’s Total Shareholder Return (“TSR”) at least meets the median of a peer comparator group of companies. To receive the full value of the LTI grant, the Bank’s performance must be in the top quartile of the peer group.

The percentage of shares vesting in the executive will be based on a sliding scale where 50% of allocated shares vest if the Bank’s TSR is equal to the median return, 75% vest at the 67th percentile and 100% when the return exceeds the 75th percentile, ie. when the Bank’s return is in the top quartile.

Where the rating is below the median return on the third anniversary of grant, the shares can still vest if the rating reaches the median prior to the fifth anniversary, but the maximum vesting will be 50%.

Purchase of Shares on Market

Currently, Reward Shares purchased on market to satisfy incentives earned by executives under ERP are charged against profit and loss as are incentives paid in cash and in deferred shares under the Equity Participation Plan (“EPP”). As from the beginning of the 2003 financial year, total remuneration, which includes the full cost of the ERP and EPP and also the distribution of shares to employees under the ESAP, have been expensed against profits.

Further Information

Further detail of remuneration arrangements for Directors and executives of the Bank is outlined in the Directors’ Report. Individual remuneration details of Directors and Specified Executives are set out in Note 5.

Audit Arrangements

Audit Committee

The Charter of the Audit Committee incorporates a number of policies and practices to ensure that the Committee is independent and effective. Among these are:

–	The Audit Committee consists entirely of independent non-executive Directors, all of whom have familiarity with financial management and at least one has expertise in financial accounting and reporting. The Chairman of the Bank is not permitted to be the Chairman of the Audit Committee;

–	At least twice a year the Audit Committee meets the external auditors and the chief internal audit executive and also separately with the external Auditors independently of management;

–	The Audit Committee is responsible for nominating the external auditor to the Board for appointment by shareholders. The Audit Committee approves the terms of the contract with the external auditor, agrees the annual audit plan and approves payments to the Auditor;

–	The Audit Committee discusses and receives assurances from the external auditors on the quality of the Bank’s systems, its accounting processes and its financial results. It also receives a report from the Auditors on any significant matters raised by the Auditors with management;

–	All material accounting matters requiring exercise of judgement by management are specifically reviewed by the Audit Committee and reported on by the Committee to the Board;

–	Certified assurances are received by the Audit Committee and the Board that the Auditors meet the independence requirements as recommended by the Blue Ribbon Committee of the Securities and Exchange Commission (“SEC”) of the USA.

In carrying out these functions, the Committee:

–	Reviews the financial statements and reports of the Group;

–	Reviews accounting policies to ensure compliance with current laws, relevant regulations and accounting standards;

–	Conducts any investigations relating to financial matters, records, accounts and reports which it considers appropriate; and

–	Reviews all material matters requiring exercise of judgment by management and reports those matters to the Board.

The Committee regularly considers, in the absence of management and the external auditor, the quality of the information received by the Committee and, in considering the financial statements, discusses with management and the external auditor:

–	The financial statements and their conformity with accounting standards, other mandatory reporting and statutory requirements; and

–	The quality of the accounting policies applied and any other significant judgments made.

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Commonwealth Bank of Australia Concise Annual Report 2004

Corporate Governance continued

The external audit partner attends meetings of the Audit Committee by invitation and attends the Board meetings when the annual and half yearly accounts are approved and signed.

The Board has determined that Fergus Ryan is an “audit committee financial expert” within the meaning of that term as described in the SEC rules. Although the Board has determined that this individual has the requisite attributes defined under the rules of the SEC, his responsibilities are the same as those of the other Audit Committee members. He is not an auditor, does not perform “field work” and is not a full time employee. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert.

The Audit Committee is responsible for oversight of management in the preparation of the Bank’s financial statements and financial disclosures. The Audit Committee relies on the information provided by management and the external auditor. The Audit Committee does not have the duty to plan or conduct audits to determine whether the Bank’s financial statements and disclosures are complete and accurate.

Non-Audit Services

The Board has in place an External Auditor Services Policy which only permits the Independent Auditor to carry out audit services and audit related services which are an extension of the audit services and certain other services pre-approved by the Audit Committee. All other non-audit services are prohibited. The objective of this policy is to avoid prejudicing the independence of the Auditors.

The policy also ensures that the Auditors do not:

–	Assume the role of management or act as an employee;

–	Become an advocate for the Bank;

–	Audit their own work;

–	Create a mutual or conflicting interest between the Auditor and the Bank;

–	Require an indemnification from the Bank to the Auditor;

–	Seek contingency fees; or

–	Have a direct financial or business interest or a material indirect financial or business interest in the Bank or any of its affiliates, or an employment relationship with the Bank or any of its affiliates.

Under the policy, the Auditor shall not provide the following services:

–	Bookkeeping or services relating to accounting records or financial statements of the Bank;

–	Financial information systems design and implementation;

–	Appraisal or valuation services and fairness opinions;

–	Actuarial services;

–	Internal audit outsourcing services;

–	Management functions, including acting as an employee;

–	Human resources;

–	Broker-dealer, investment adviser or investment banking services;

–	Legal services; or

–	Expert services unrelated to the audit.

In general terms, the permitted services are:

–	Audit services to the Bank or an affiliate, covered by an engagement letter approved by the Audit Committee, financial and statutory audits of affiliates and services connected with the lodgement of statements or documents with ASX, ASIC, APRA, SEC or other regulatory or supervisory bodies;

–	Services reasonably related to the performance of the audit services;

–	Agreed upon procedures or comfort letters provided by the Auditor to third parties in connection with the Bank’s financing or related activities; and

–	Other services pre-approved by the Audit Committee.

The SEC has requested that the Bank produce documents and information relating to all services provided by the Bank’s external auditors, Ernst & Young, since 1 July 2000, in the context of the US auditor independence rules. The Bank understands that the SEC has made similar requests to certain other Australian companies registered with the SEC and accounting firms.

The Bank is producing the documents and information requested.

Although the Bank cannot predict the nature of any future action if the SEC determines that any services provided by Ernst & Young did not comply with the SEC’s rules and while the SEC could seek sanctions of a type or in amounts not currently known, based on information currently available to the Bank, it does not believe the outcome of the SEC’s ongoing inquiry will have a material adverse financial effect on the Commonwealth Bank Group.

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Auditor

Ernst & Young was appointed as the Auditor of the Bank at the 1996 Annual General Meeting and continues in that office.

The audit partner from Ernst & Young attends the Annual General Meetings of the Bank and is available to respond to shareholder audit related questions.

The Bank currently requires that the partner managing the audit for the external Auditor be changed within a period of five years.

The Chief Executive Officer is authorised to appoint and remove the chief internal audit executive only after consultation with the Audit Committee.

Risk Management

Risk Committee

The Risk Committee oversees credit, market, and operational risks assumed by the Bank in the course of carrying on its business.

The Committee considers the Group’s credit policies and ensures that management maintains a set of credit underwriting standards designed to achieve portfolio outcomes consistent with the Group’s risk/return expectations. In addition, the Committee reviews the Group’s credit portfolios and recommendations by management for provisioning for bad and doubtful debts.

The Committee approves risk management policies and procedures for market, funding and liquidity risks incurred or likely to be incurred in the Group’s business. The Committee reviews progress in implementing management procedures and identifying new areas of exposure relating to market, funding and liquidity risk.

In addition, the Committee ratifies the Group’s operational risk policies for approval by the Board and reviews and informs the Board of the measurement and management of operational risk. Operational risk is a basic line management responsibility within the Group consistent with the policies established by the Committee. A range of insurance policies maintained by the Group mitigates some operational risks.

Framework

The Bank has in place an integrated risk management framework to identify, assess, manage and report risks and risk adjusted returns on a consistent and reliable basis.

Nominations Committee

The Nominations Committee of the Board critically reviews, at least annually, the corporate governance procedures of the Bank and the composition and effectiveness of the Commonwealth Bank Board and the boards of the major wholly owned subsidiaries. The policy of the Board is that the Committee shall consist solely of independent non-executive directors. The Chief Executive Officer attends the meeting by invitation.

In addition to its role in proposing candidates for director appointment for consideration by the Board, the Committee reviews fees payable to non-executive directors and reviews, and advises the Board in relation to Chief Executive Officer succession planning.

Continuous Disclosure

The Corporations Act 2001 and the ASX Listing Rules require that a company discloses to the market matters which could be expected to have a material effect on the price or value of the company’s securities. The Bank’s “Guidelines for Communication between the Bank and Shareholders” sets out the processes to ensure that shareholders and the market are provided with full and timely information about the Bank’s activities in compliance with continuous disclosure requirements. Management procedures are in place throughout the Commonwealth Bank Group to ensure that all material matters which may potentially require disclosure are promptly reported to the Chief Executive Officer, through established reporting lines, or as a part of the deliberations of the Bank’s Executive Committee. Matters reported are assessed and, where required by the Listing Rules, advised to the market. The Company Secretary is responsible for communications with the ASX and for ensuring that such information is not released to any person until the ASX has confirmed its release to the market.

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Commonwealth Bank of Australia Concise Annual Report 2004

Corporate Governance continued

Ethical Policies

Values Statement

The Bank demands the highest standards of honesty and loyalty from all its people and strong governance within the Bank.

Our values statement – “trust, honesty and integrity” – reflects this standard.

Statement of Professional Practice

The Bank has adopted a code of ethics, known as a Statement of Professional Practice, which sets standards of behaviour required of all employees and directors including:

–	To act properly and efficiently in pursuing the objectives of the Bank;

–	To avoid situations which may give rise to a conflict of interest;

–	To know and adhere to the Bank’s Equal Employment Opportunity policy and programs;

–	To maintain confidentiality in the affairs of the Bank and its customers; and

–	To be absolutely honest in all professional activities.

These standards are regularly communicated to staff. In addition, the Bank has established insider trading guidelines for staff to ensure that unpublished price sensitive information about the Bank or any other company is not used in an illegal manner.

Our People

The Bank is committed to providing fair, safe, challenging and rewarding work, recognising the importance of attracting and retaining high quality staff and consequently, being in a position to provide good service to our customers.

There are various policies and systems in place to enable achievement of these goals, including:

–	Fair Treatment Review systems;

–	Equal Employment Opportunity policy;

–	Occupational Health and Safety Systems;

–	Recruitment and selection policies;

–	Performance feedback and review processes;

–	Career assessment and succession planning;

–	Employee share plan; and

–	Supporting Professional Development.

Behaviour Issues

The Bank is strongly committed to maintaining an ethical workplace, complying with legal and ethical responsibilities. Policy requires staff to report fraud, corrupt conduct, mal-administration or serious and substantial waste by others. A system has been established which allows staff to remain anonymous, if they wish, for reporting of these matters.

The policy has been extended to include reporting of auditing and accounting issues, which will be reported to the Chief Compliance Officer by the Chief Security Officer, who administers the reporting and investigation system. The Chief Security Officer reports any such matters to the Audit Committee, noting the status of resolution and actions to be taken.

Governance Philosophy

The Board has consistently placed great importance on the governance of the Bank, which it believes is vital to the well-being of the corporation. The Bank has adopted a comprehensive framework of Corporate Governance Guidelines which are designed to properly balance performance and conformance and thereby allow the Bank to undertake, in an effective manner, the prudent risktaking activities which are the basis of its business. The Guidelines and the practices of the Bank comply with all the current best practice recommendations set by the ASX Corporate Governance Council.

US Sarbanes-Oxley Act

On 30 July 2002, a broad US financial reporting and corporate governance reform law, called the Sarbanes-Oxley Act of 2002 (“the SOX Act”), was enacted. By its terms, this Act applies to the Group because it has certain securities registered with the SEC under the Securities Exchange Act of 1934 (“the Exchange Act”).

Under the Exchange Act, the Bank files periodic reports with the SEC, including an annual report on Form 20-F. Pursuant to the requirements of the SOX Act, the SEC has adopted rules requiring that the Group’s Chief Executive Officer and Chief Financial Officer personally provide certain certifications with respect to the disclosure contained in the annual report on Form 20-F.

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Some of the more significant certifications generally include:

–	That based on their knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact and the financial statements and other financial information included within the report fairly present in all material respects the financial condition, results of operations and cash flows of the Group;

–	That they have ensured that appropriate disclosure controls and procedures have been put in place such that all material information has been disclosed and made known to them and they have evaluated the effectiveness of those disclosure controls and procedures as of the end of the Group’s fiscal year and presented in the annual report on Form 20-F their conclusions about the effectiveness of the disclosure controls and procedures as of the end of the most recent fiscal year;

–	That in respect of internal controls over financial reporting they have disclosed to the Group’s external auditors and to the Audit Committee of the board of directors all significant deficiencies and material weaknesses in the design or operation of those internal controls over financial reporting which are reasonably likely to adversely affect the Group’s ability to record, process, summarise and report financial information, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Group’s internal control over financial reporting; and

–	The annual report on Form 20-F discloses whether or not there were any changes in internal control over financial reporting during the period covered by the annual report on Form 20-F that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.

The Group will, in addition to providing these certifications, make the following disclosures in its annual report on Form 20-F:

–	The Group’s Chief Executive Officer and Chief Financial Officer, with the assistance of other members of the Group’s management, have evaluated the effectiveness of the Group’s disclosure controls and procedures as of the end of the period covered by this report. Based on such evaluation, the Group’s Chief Executive Officer and Chief Financial Officer have concluded that the Group’s disclosure controls and procedures are effective; and

–	The Group’s Chief Executive Officer and Chief Financial Officer have also concluded that there have not been any changes in the Group’s internal control over financial reporting that have materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting.

The SOX Act prohibits an issuer from extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan, to or for any director or executive officer of the Group, unless an exception is available. Loans maintained by the Group before 30 July 2002 are exempt so long as there is no material modification to any term of the extension of credit or any renewal of the extension of credit. Ordinary course lending that is considered “consumer credit” is in certain circumstances also exempt. Furthermore, in April 2004, the SEC adopted a rule exempting from the prohibition loans made by foreign banks meeting certain requirements.

The Group is also required to disclose in its annual report on Form 20-F for the 2004 financial year, whether it has adopted a written code of ethics applicable to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Certifications and Disclosures

In respect of this annual report and as at the date of this annual report, the Group’s Chief Executive Officer and Chief Financial Officer make the following Sarbanes-Oxley related certifications:

–	That they have reviewed the report;

–	That based on their knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report;

–	That based on their knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the Group as of, and for, the periods presented in the report;

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Commonwealth Bank of Australia Concise Annual Report 2004

Corporate Governance continued

–	That they are responsible for establishing and maintaining disclosure controls and procedures (as defined in the US Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Group and have:

–	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under their supervision, to ensure that material information relating to the Group, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the report is being prepared;

–	evaluated the effectiveness of those disclosure controls and procedures and presented in this report their conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

–	disclosed in this report any change in the Group’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Group’s internal control over financial reporting; and

–	That they have disclosed, based on their most recent evaluation of internal control over financial reporting, to the Group’s auditors and the Audit Committee of the Group’s Board of Directors:

–	all significant deficiencies (if any) in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Group’s ability to record, process, summarise and report financial data; and

–	any fraud, whether or not material, that involves management or other employees who have a significant role in the Group’s internal control over financial reporting.

Evaluation of disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, with the assistance of other members of the Group’s management, have evaluated the effectiveness of the Group’s disclosure controls and procedures as of 30 June 2004. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that the Group’s disclosure controls and procedures are effective.

Changes in internal control over financial reporting

No changes in our internal controls over financial reporting occurred during the year ended 30 June 2004 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. Material changes in our internal controls over financial reporting will occur from 1 July 2005 with the transition to International Financial Reporting Standards, refer Note 1 (pp) to the Full Annual Report.

Company Secretaries

The details of the Bank’s company secretaries, including their experience and qualifications are set out below.

John Hatton has been Company Secretary of Commonwealth Bank since 1994.

From 1985-1994, he was a solicitor with the Bank’s Legal Department. He has a law degree from Sydney University and was admitted as a solicitor in New South Wales. He is a Fellow of the Chartered Secretaries Australia and a Member of the Australian Institute of Company Directors.

Henry Broekhuijse was appointed a Company Secretary to the Bank in August 2001.

He joined the Commonwealth Bank Legal Department in January 1979 and has approximately 25 years experience as an in-house lawyer. He has a BA from Sydney University and an LLB from the University of New South Wales. He is a Member of the Law Society of NSW; Australian Corporate Lawyers Association; City of Sydney Law Society; and the Risk Management Association – Australia.

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Directors’ Report

The Directors of the Commonwealth Bank of Australia submit their report, together with the financial report of the Commonwealth Bank of Australia (the ‘Bank’) and of the Group, being the Bank and its controlled entities, for the year ended 30 June 2004.

The names of the Directors holding office during the financial year and until the date of this report are set out on pages 12 to 15 together with details of Directors’ experience, qualifications, special responsibilities and organisations in which each of the Directors has declared an interest.

Directors’ Meetings

The number of Directors’ meetings (including meetings of committees of Directors) and number of meetings attended by each of the Directors of the Commonwealth Bank during the financial year were:

Directors’ Meetings

	No. of	No. of
	Meetings	Meetings
Director	Held(1)	Attended
JT Ralph	11	11
JM Schubert	11	11
DV Murray	11	11
NR Adler	11	11
RJ Clairs	11	11
AB Daniels	11	11
CR Galbraith	11	11
SC Kay	11	11
WG Kent	11	11
FD Ryan	11	10
FJ Swan	11	9
BK Ward	11	9

(1)	The number of meetings held during the time the Director held office during the year.

Committee Meetings

	Risk		Audit		Remuneration
	Committee		Committee		Committee
	No. of	No. of	No. of	No. of	No. of	No. of
	Meetings	Meetings	Meetings	Meetings	Meetings	Meetings
Director	Held(1)	Attended	Held(1)	Attended	Held(1)	Attended
JT Ralph	8	8			8	8
JM Schubert(2)	4	4	7	7
DV Murray	8	8
NR Adler (2)	4	3	7	7
RJ Clairs (2)	4	4			8	8
AB Daniels (2)	4	4			8	8
CR Galbraith	8	8
SC Kay	8	8
WG Kent	8	8
FD Ryan (2)	4	4	7	7
FJ Swan	8	7
BK Ward (2)	4	3	7	7

	Nominations Committee
	No. of Meetings	No. of Meetings
Director	Held (1)	Attended
JT Ralph	2	2
JM Schubert	2	2
DV Murray	2	2
FJ Swan	2	2

(1)	The number of meetings held during the time the Director was a member of the relevant committee.

(2)	Directors appointed to Risk Committee in April 2004.

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Commonwealth Bank of Australia Concise Annual Report 2004

Directors’ Report continued

Principal Activities

The Commonwealth Bank Group is one of Australia’s leading providers of integrated financial services including retail, business and institutional banking, superannuation, life insurance, general insurance, funds management, broking services and finance company activities. The principal activities of the Commonwealth Bank Group during the financial year were:

Banking

The Group provides a full range of retail banking services including housing loans, credit cards, personal loans, savings and cheque accounts and demand and term deposits. The Group has leading domestic market shares in home loans, personal loans, retail deposits and discount stockbroking and is one of Australia’s largest issuers of credit cards. The Group also offers a full range of commercial products including business loans, equipment and trade finance, and rural and agribusiness products. For our corporate and institutional clients, we offer a broad range of structured finance, equities and advisory solutions, financial markets and equity markets solutions, transactions banking, and merchant acquiring. The Group also has full service banking operations in New Zealand and Fiji. The Group has wholesale banking operations in London, New York, Hong Kong, Singapore and Tokyo.

Funds Management

The Group is Australia’s largest fund manager and largest retail fund manager in terms of its total value of funds under administration. The Group’s funds management business is managed as part of the Investment and Insurance Services division. This business manages a wide range of wholesale and retail investment, superannuation and retirement funds. Investments are across all major asset classes including Australian and International shares, property, fixed interest and cash.

The Group also has funds management businesses in New Zealand, UK and Asia.

Insurance

The Group provides term insurance, disability insurance, annuities, master trusts, investment products and household general insurance.

The Group is Australia’s third largest insurer based on life insurance assets held, and is Australia’s largest manager in retail superannuation, allocated pensions and annuities by funds under management.

Life insurance operations are also conducted in New Zealand, where the Group has the leading market share, and throughout Asia and the Pacific.

There have been no significant changes in the nature of the principal activities of the Group during the financial year.

Consolidated Profit

Consolidated operating profit after tax and outside equity interests for the financial year ended 30 June 2004 was $2,572 million (2003: $2,012 million).

The net operating profit for the year ended 30 June 2004 after tax, and before goodwill amortisation, appraisal value uplift, shareholder investment returns and costs related to initiatives including Which new Bank was $3,078 million. This is an increase of $404 million or 15% over the year ended 30 June 2003.

On 19 September 2003, the Group launched its Which new Bank customer service vision. This is a three year transformation programme and involves the Bank in additional expenditure in the key areas of staff training and skilling, systems and process simplification, and technology. In the period to 30 June 2004 such expenses and provisions have totalled $749 million and principally comprise redundancies, expensing of previously capitalised software of $219 million, process improvements and branch refurbishment. The outstanding provision for Which new Bank costs at 30 June 2004 is $208 million.

The principal contributing factors to this profit increase were a growth in net interest income reflecting continued strong housing loan growth together with growth in commissions, and a decrease in charge for bad and doubtful debts. Underlying operating expenses have increased by 4% over the year, primarily due to salary increases and increases in volume related expenses. Funds management and insurance income rose which reflects the effect of rising equity markets for most of the year and improved underwriting and claims management.

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Dividends

The Directors have declared a fully franked (at 30%) final dividend of 104 cents per share amounting to $1,315 million. The dividend will be payable on 24 September 2004 to shareholders on the register at 5pm on 20 August 2004. Dividends paid since the end of the previous financial year:

–	As declared in last year’s report, a fully franked final dividend of 85 cents per share amounting to $1,066 million was paid on 8 October 2003. The payment comprised cash disbursements of $865 million with $201 million being reinvested by participants through the Dividend Reinvestment Plan;

–	In respect of the current year, a fully franked interim dividend of 79 cents per share amounting to $996 million was paid on 30 March 2004. The payment comprised cash disbursements of $808 million with $188 million being reinvested by participants through the Dividend Reinvestment Plan; and

–	Additionally, quarterly dividends totalling $37 million for the year were paid on the PERLS preference shares; $15 million on the PERLS II (for distributions in March 2004 and June 2004); $40 million on the Trust Preferred Securities; and $9 million on the ASB Capital preference shares.

Review of Operations

An analysis of operations for the financial year is set out in the Review of Operations on pages 4 to 5 and Business Overview on pages 39 to 42.

Changes in State of Affairs

During the year, the Bank made significant progress in implementing a number of strategic initiatives under the Which new Bank program launched in September 2003.

The program is designed to ensure a better service outcome for the Bank’s customers.

The major initiatives undertaken during the year included:

–	Changes to the home loan process, which make applying for a new loan much simpler and easier;

–	The refurbishment of 125 branches to a modern layout conducive to effective customer service;

–	A continued emphasis on reducing customer waiting times and changes to frontline customer service roles designed to ensure a greater proportion of staff time is spent serving customers; and

–	A restructure of funds management back office services to reduce costs and provide simpler processes.

In May 2004 the Bank announced the merger of its Premium Financial Services and Institutional and Business Services divisions to form Premium Business Services. This merger did not result in any significant change in the nature of the business activities.

There were no other significant changes in the state of affairs of the Group during the financial year.

Events Subsequent to Balance Date

The Directors are not aware of any matter or circumstance that has occurred since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.

Future Developments and Results

Major developments, which may affect the operations of the Group in subsequent financial years, are referred to in the Message from the Chairman on page 1. In the opinion of the Directors, disclosure of any further information on likely developments in operations would be unreasonably prejudicial to the interests of the Group.

Environmental Regulation

The Bank and its controlled entities are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory, but can incur environmental liabilities as a lender. The Bank has developed credit policies to ensure this is managed appropriately.

Directors’ Shareholdings

Particulars of shares in the Commonwealth Bank or in a related body corporate are set out in a separate section at the end of the financial report titled ‘Shareholding Information’ which is to be regarded as contained in this report.

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Commonwealth Bank of Australia Concise Annual Report 2004

Directors’ Report continued

Options

An Executive Option Plan (“EOP”) was approved by shareholders at the Annual General Meeting on 8 October 1996 and its continuation was further approved by shareholders at the Annual General Meeting on 29 October 1998. At the 2000 Annual General Meeting, the EOP was discontinued and shareholders approved the establishment of the Equity Reward Plan (“ERP”). The last grant of options to be made under the ERP was the 2001 grant, with options being granted on 31 October 2001, 31 January 2002 and 15 April 2002. A total of 3,007,000 options were granted by the Bank to 81 executives in the 2001 grant. During the financial year, the performance hurdles for the August 1999 and September 2000 EOP grants were met. During the financial year and for the period to the date of this report 1,837,600 shares were allotted by the Bank consequent to the exercise of options granted under the Executive Option Plan and Equity Reward Plan. Full details of the Plan are disclosed in Note 5 to the financial statements. No options have been allocated since the beginning of the 2001/02 financial year.

The names of persons who currently hold options in the Plan are entered in the register of option holders kept by the Bank pursuant to Section 170 of the Corporations Act 2001. The register may be inspected free of charge.

For details of the options previously granted to the Chief Executive Officer, being a director, refer to Note 5 of the Financial Statements.

Directors’ Interests in Contracts

A number of Directors have given written notices, stating that they hold office in specified companies and accordingly are to be regarded as having an interest in any contract or proposed contract that may be made between the Bank and any of those companies.

Directors’ and Officers’ Indemnity

Article 19 of the Commonwealth Bank’s Constitution provides: “To the extent permitted by law, the company indemnifies every director, officer and employee of the company against any liability incurred by that person (a) in his or her capacity as a director, officer or employee of the company and (b) to a person other than the company or a related body corporate of the company. The company indemnifies every director, officer and employee of the company against any liability for costs and expenses incurred by the person in his or her capacity as a director, officer or employee of the company (a) in defending any proceedings, whether civil or criminal, in which judgment is given in favour of the person or in which the person is acquitted or (b) in connection with an application, in relation to such proceedings, in which the Court grants relief to the person under the Corporations Act 2001, provided that the director, officer or employee has obtained the company’s prior written approval (which shall not be unreasonably withheld) to incur the costs and expenses in relation to the proceedings”.

An indemnity for employees, who are not directors, secretaries or executive officers, is not expressly restricted in any way by the Corporations Act 2001.

The Directors, as named on pages 12 to 15 of this report, and the Secretaries of the Commonwealth Bank, being JD Hatton and HJ Broekhuijse are indemnified under Article 19 as are all the executive officers of the Commonwealth Bank.

Deeds of Indemnity have been executed by Commonwealth Bank in terms of Article 19 above in favour of each Director.

Directors’ and Officers’ Insurance

The Commonwealth Bank has, during the financial year, paid an insurance premium in respect of an insurance policy for the benefit of those named and referred to above and the directors, secretaries, executive officers and employees of any related bodies corporate as defined in the insurance policy. The insurance grants indemnity against liabilities permitted to be indemnified by the company under Section 199B of the Corporations Act 2001. In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy including the nature of the liability insured against and the amount of the premium.

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Remuneration

This report outlines the remuneration arrangements for Directors and executives of the Bank. In compiling this report, the Bank has taken into account the requirements of the Government’s Corporate Law and Economic Reform Program (“CLERP 9”) which is to take effect for reporting periods commencing from 1 July 2004. Whilst the Bank is not required to report under the new CLERP 9 framework for the year ended 30 June 2004, the Bank believes that this report will assist in meeting the intent of these reforms and will ensure that these requirements are met for future reporting periods.

Remuneration Committee

The Bank’s remuneration arrangements are overseen by the Remuneration Committee of the Board. The Committee considers changes in remuneration policy likely to have a material impact on the Bank and is informed of leadership performance, legislative compliance in employment issues, industrial agreements and incentive plans operating across the Bank.

The Committee also considers senior appointments and remuneration arrangements for senior management. The remuneration arrangements for the CEO and his direct reports are approved by the full Board.

The policy of the Board is that the Committee shall consist entirely of independent Non-Executive Directors. The Chief Executive Officer attends Committee meetings by invitation but does not attend in relation to matters that can affect him.

The Committee engages an external consultant to advise it directly in relation to the remuneration of executives.

Non-Executive Director Remuneration

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined, is divided between the directors as they agree. The policy of the Board is that the aggregate amount should be set at a level which provides the Bank with the necessary degree of flexibility to enable it to attract and retain the services of directors of the highest calibre. The latest determination was at the Annual General Meeting held on 28 October 1999 when shareholders approved an aggregate remuneration of $1,500,000 per year. The Nominations Committee reviews the fees payable to Non-Executive Directors. Directors’ fees do not incorporate any bonus or incentive element.

In August 2000, the Board approved the introduction of the Non-Executive Directors’ Share Plan which requires the acquisition of shares by Non-Executive Directors at market price through the mandatory application of 20% of their annual fees. Details of this Plan were set out in the Notice of Meeting to the 2000 Annual General Meeting.

Under the Directors’ Retirement Allowance Scheme, which was approved by shareholders at the 1997 Annual General Meeting, Directors accumulate a retirement benefit on a pro-rata basis to a maximum of four years’ total emoluments after twelve years’ service. No benefit accrues until the Director has served three years on the Board. In 2002 the Board decided to discontinue the Directors’ Retirement Allowance Scheme without affecting the entitlements of then existing Non-Executive Directors. After that time new Directors are not entitled to participate in the scheme. As part of a proposed arrangement relating to remuneration, the Board will be seeking shareholder approval at the 2004 Annual General Meeting to terminate accrual of further benefits under the Scheme and freeze the entitlements of current members until their respective retirements. This approach will result in remuneration arrangements being expressed in a more transparent manner which does not include retirement benefits (other than compulsory superannuation).

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Commonwealth Bank of Australia Concise Annual Report 2004

Directors’ Report continued

Remuneration Principles and Structure

The Bank’s remuneration systems complement and reinforce its leadership and succession planning systems.

The Bank’s remuneration framework aims to reward executives with a mix of remuneration appropriate to their level in the organisation and incorporates a significant weighting towards variable (“at risk”) pay linked to performance, both short term and long term. This focus aims to:

–	Reward executives for bankwide, business unit and individual performance against targets set by reference to appropriate benchmarks;

–	Align the interests of executives with those of shareholders;

–	Link executive reward with the strategic goals and performance of the Bank; and

–	Ensure total remuneration is competitive by market standards.

In determining appropriate levels of executive remuneration, the Remuneration Committee engaged an external consultant to provide independent advice both in the form of a written report detailing market levels of remuneration for comparable executive roles as well as the participation of the independent consultant in the meeting from which the Committee makes its recommendations to the Board.

Remuneration and terms and conditions of employment are specified in an individual contract of employment with each executive which is signed by the executive and the Bank. Remuneration of the Bank’s executives consists of three key elements:

–	Fixed Remuneration;

–	Short Term Incentive (“STI”); and

–	Long Term Incentive (“LTI”).

The relationship of fixed remuneration and variable pay (potential short term and long term incentives) is established for each level of executive management by the Remuneration Committee.

Currently, the variable component of remuneration is in the general range of around 35% to 80% of an executive’s total potential remuneration depending on their level in the organisation. As a result of the review with the external consultant of developments in the market, and benchmarking against peer organisations, the distribution of total potential remuneration for executives is being modified in the current year so as to increase the percentage for the STI component and decrease the percentage for the LTI component. For senior executives, including the CEO, the maximum STI potential available will generally be an amount equal to fixed remuneration.

The structure for some specialists differs from that which applies generally to executive management. With specialists, a greater proportion of the variable component of remuneration may be in short term rather than long term incentives but the overall mix of remuneration is still heavily weighted towards ‘at risk’ pay.

Fixed Remuneration

Fixed remuneration is competitively set so that the Bank can attract, motivate and retain high calibre local and international executive staff.

Fixed remuneration is reviewed annually by the Remuneration Committee through a process that considers bankwide, business unit and individual performance, relevant comparative remuneration in the market and internal and, where appropriate, external advice on policies and practices. As noted above, the Committee has access to external advice independent of management.

Fixed remuneration consists of base remuneration (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles) as well as employer contributions to superannuation.

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Variable Pay – Short Term Incentive (“STI”)

Actual STI payments for executives depend on the extent to which operating targets set at the beginning of the financial year are met.

These targets consist of a number of Key Result Areas (“KRAs”) covering both financial and non-financial measures of performance. Included are measures such as contribution to net profit after tax, customer service, risk management, product management, and leadership/team contribution.

Depending on the executive’s level within the organisation, any actual STI payments received are based on a combination of bankwide, business unit and individual performance.

On an annual basis, after consideration of performance against KRAs, an overall performance rating for the Bank and each individual business unit is approved by the Remuneration Committee. Individual performance is assessed by the executive’s manager based on the Bank’s performance management system.

Executives who are not meeting the expectations of their role will generally not receive a payment.

The aggregate of annual STI payments available for executives across the Bank is subject to the approval of the Remuneration Committee. In the case of the Chief Executive Officer and his senior direct reports, individual payments are subject to the approval of the Board.

STI payments to executives are usually delivered in two components:

–	Fifty percent made as an immediate cash payment; and

–	Fifty percent deferred in the form of shares in the Bank.

Shares are acquired under the mandatory component of the Bank’s Equity Participation Plan, more details of which may be found in Note 5 to the Financial Statements. The shares acquired vest in two equal instalments of one and two years respectively. Dividends on the shares are not paid to the executive unless and until the shares vest. Generally, the executive will need to be an employee of the Bank at the relevant vesting date to receive the shares.

Variable Pay – Long Term Incentive (“LTI”)

LTI grants to executives are delivered in the form of Reward Shares under the Bank’s Equity Reward Plan (“ERP”).

LTI grants are only made to executives who are able to influence the generation of shareholder wealth and thus have a direct impact on the Bank’s performance against the relevant hurdle. Participation is thus restricted to executives who, in a reporting sense, are no more than three levels removed from the Chief Executive Officer.

The quantum of grants made to each executive depends on their level within the organisation and has regard to the desired mix between fixed remuneration, short term and long term incentive as well as the performance and potential of the individual executive.

No value will accrue to the executive unless the Bank’s Total Shareholder Return (“TSR”) at least meets the median of a peer comparator group of companies. To receive the full value of the LTI grant, the Bank’s performance must be in the top quartile of the peer group. The table over the page provides a summary of the ERP grants that were in operation during the 2003/04 year.

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Commonwealth Bank of Australia Concise Annual Report 2004

Directors’ Report continued

	2000 Grant	2001 Grant	2002 Grant	2003 Grant
Commencement Date	13 Sep 2000	3 Sep 2001	2 Sep 2002	1 Sep 2003
First Possible Vesting Date	14 Sep 2003	4 Sep 2004	3 Sep 2005	2 Sep 2006
Final Possible Vesting Date	13 Sep 2005	3 Sep 2006	2 Sep 2007	1 Sep 2008
Performance Hurdle	TSR vs Peer Group. If the performance hurdle is not reached after three years the options may nevertheless be exercisable or the shares vest, only where the hurdle is subsequently reached within five years from the commencement date.	TSR vs Peer Group. Where the rating is at least at the 50th percentile on the third anniversary of the grant, the shares will vest at a time nominated by the executive, within the trading windows, over the next two years. The vesting percentage will be at least that achieved on the third anniversary of the grant and the executive will be able to delay vesting until a subsequent half yearly window prior to the fifth anniversary of the grant. The vesting percentage will be calculated by reference to the rating at that time.
Where the rating is below the 50th percentile on the third anniversary of grant, the shares can still vest if the rating reaches the 50th percentile prior to the fifth anniversary, but the maximum vesting will be 50%.

Vesting Scale	< Weighted Average of Peers = 0%		< 50th percentile = NIL
	> Weighted Average of Peers = 100%		50th – 67th percentile = 50% – 75%
68th – 75th percentile = 76% – 100%

Status as at 30 June 2004	Vested on 31 Mar 04 Not yet vested		Not yet vested	Not yet vested

Peer Group	– Adelaide Bank
– Australia & New Zealand Banking Group
(GIO and BankWest were	– AMP
included prior to 19/01/00	– AXA
and 26/08/03 respectively)	– Bank of Queensland
– Bendigo Bank
– IAG
– Macquarie Bank
– National Australia Bank
– St George
– Suncorp-Metway
– QBE Insurance
– Westpac Banking Corporation

The use of a relative TSR based hurdle is currently market best practice as it ensures an alignment between comparative shareholder return and reward for executives.

In assessing whether the performance hurdles for each grant have been met, the Bank receives independent data from Standard & Poors which provides both the Bank’s TSR growth from the commencement of each grant and that of the peer group (excluding the Bank). The Bank’s performance against the hurdle is then determined as follows:

–	For grants prior to 2002, the TSR of each company in the peer group is weighted by market capitalisation to form an index against which the Bank’s TSR is compared; and

–	For grants in 2002 and 2003, each company in the peer group and the Bank is ranked in order of TSR growth from the commencement of each grant. The Bank’s percentile ranking is determined by aggregating the weighting within the peer group (based on market capitalisation) of each company ranked below the Bank.

The peer group chosen for comparison reflects the Bank’s current business mix.

Further details of the ERP may be found in Note 5 to the Financial Statements.

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Severance Arrangements

The Bank’s executive contracts generally provide for severance payments of up to six months in the case of retrenchment. The contracts generally provide for a four week notice period.

On exit from the Bank, executives are entitled to receive their statutory entitlements of accrued annual and long service leave as well as accrued superannuation benefits.

Executives who leave the Bank during a given performance year (i.e. 1 July to 30 June) will generally not receive an STI payment for that year except in the circumstances of retrenchment, retirement or death. In those circumstances a pro-rated payment may be made based on the length of service during the performance year.

Deferred shares from previous STI grants are usually forfeited where the executive resigns or is dismissed. In circumstances of retrenchment, retirement and death any unvested shares will generally vest immediately.

LTI grants are generally forfeited where the executive resigns or is dismissed. In circumstances of retrenchment, retirement or death the executive or their estate may, at Board discretion, retain a pro-rated grant of long term incentives. Vesting of any long term incentives retained by the executive will still be subject to the performance hurdle relevant to that grant.

Chief Executive Officer Remuneration

The remuneration of Mr Murray (Chief Executive Officer) is fixed by the Board, pursuant to the Constitution, as part of the terms and conditions of his appointment. Those terms and conditions are established in a contract of employment with Mr Murray which was effective from 2 July 2001, with remuneration subject to review, from time to time, by the Board.

Mr Murray’s remuneration arrangements are in line with other executives except in relation to the need to seek shareholder approval of LTI grants.

At the 2004 Annual General Meeting (“AGM”), the Board will be seeking the approval of shareholders for a maximum of 250,000 shares to be allocated to Mr Murray under the ERP in two tranches prior to the 2006 AGM. Mr Murray was granted 110,000 shares in 2002 and 90,000 shares in 2003 from the 200,000 shares approved at the 2001 AGM. At the 2001 AGM, shareholders also approved 1,000,000 options to be granted to Mr Murray. In line with the Bank’s decision to cease granting options to executives in 2002 none of the 1,000,000 options approved by shareholders were allocated and it is not intended to allocate these options.

The severance arrangements in Mr Murray’s contract, other than for misconduct, provide for a notice period of six months and a pro-rata payment of the average of the previous three years short term incentive payment, payable in the event of termination by the Bank, after 1 May but before 30 June each year. In such circumstances, Mr Murray may exercise all vested options and obtain vested shares (including those that vest within two years from the Termination Date) within a period of three years from the Termination Date.

Individual Remuneration details for Directors and Specified Executives

The CLERP 9 reforms mentioned earlier in this report require that individual remuneration details of Directors and Specified Executives be included in this report. These requirements duplicate those of Accounting Standard AASB 1046 which requires these same details to be set out in the notes to the accounts. To avoid duplication, individual remuneration details of Directors and Specified Executives are set out in Note 5.

Incorporation of Additional Material

This report incorporates the Review of Operations, Our Directors, Business Overview, Corporate Governance and Shareholding Information sections of this Annual Report.

Roundings

The amounts contained in this report and the financial statements have been rounded to the nearest million dollars unless otherwise stated, under the option available to the Company under ASIC Class Order 98/100 (as amended by ASIC Class Order 04/667).

Signed in accordance with a resolution of the Directors.

JT Ralph, AC	DV Murray
Chairman	Managing Director and
Chief Executive Officer
11 August 2004

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Commonwealth Bank of Australia Concise Annual Report 2004

Five Year Financial Summary

	2004	2003	2002	2001	2000
	$M	$M	$M	$M	$M
Financial Performance
Net interest income	5,410	5,026	4,710	4,474	3,719
Other operating income	5,081	4,373	4,358	4,350	2,420

Total operating income	10,491	9,399	9,068	8,824	6,139
Charge for bad and doubtful debts	276	305	449	385	196
Operating expenses:
Comparable business	5,500	5,312	5,201	5,170	3,407
Initiatives including Which New Bank	749	239	—	—	—

	6,249	5,551	5,201	5,170	3,407
Operating profit before goodwill amortisation, appraisal value uplift, abnormal items and income tax expense	3,966	3,543	3,418	3,269	2,536
Income tax expense	(1,262)	(958)	(916)	(993)	(820)
Outside equity interests	(9)	(6)	(1)	(14)	(38)

Net Profit after Tax (“cash basis”)	2,695	2,579	2,501	2,262	1,678
Abnormal items	—	—	—	—	967
Income tax credit on abnormal items	—	—	—	—	20
Appraisal value uplift/(reduction)	201	(245)	477	474	92
Goodwill amortisation	(324)	(322)	(323)	(338)	(57)

Operating profit after income tax attributable to members of the Bank	2,572	2,012	2,655	2,398	2,700

Contributions to profit (after tax)
Banking	2,675	2,376	2,067	1,793	1,513
Funds management	274	233	368	323	36
Insurance	129	65	33	20	116

Profit on operations (“underlying basis”)(1)	3,078	2,674	2,468	2,136	1,665
Shareholder investment returns	152	73	33	126	13
Initiatives including Which New Bank	(535)	(168)	—	—	—

Profit on operations (“cash basis”)	2,695	2,579	2,501	2,262	1,678
Goodwill amortisation	(324)	(322)	(323)	(338)	(57)
Appraisal value uplift/(reduction)	201	(245)	477	474	92
Abnormal income after tax	—	—	—	—	987

Operating profit after income tax	2,572	2,012	2,655	2,398	2,700

Financial Position
Loans, advances and other receivables	189,391	160,347	147,074	136,059	132,263
Total assets	305,995	265,110	249,648	230,411	218,259
Deposits and other public borrowings	163,177	140,974	132,800	117,355	112,594
Total liabilities	281,110	242,958	228,592	210,563	199,824
Shareholders’ equity	22,405	20,024	19,030	18,393	17,472
Net tangible assets	17,700	14,995	13,639	12,677	11,942
Risk weighted assets	169,321	146,808	141,049	138,383	128,484
Average interest earning assets	214,187	188,270	170,634	160,607	129,163
Average interest bearing liabilities	197,532	174,737	157,105	145,978	117,075
Assets (on balance sheet)
Australia	252,652	221,248	208,673	196,918	187,452
New Zealand	35,059	27,567	24,579	20,208	16,661
Other	18,284	16,295	16,396	13,285	14,146

Total Assets	305,995	265,110	249,648	230,411	218,259

(1)	“Underlying basis” excludes shareholder investment returns, initiatives including Which new Bank, goodwill amortisation, appraisal value adjustment and abnormal items.

P/36

	2004	2003	2002	2001	2000
Shareholder Summary
Dividends per share (cents) – fully franked	183	154	150	136	130
Dividend cover (times) – statutory	1.1	0.9	1.4	1.4	1.2
Dividend cover (times) – cash	1.1	1.3	1.3	1.3	1.6
Dividend cover (times) – underlying	1.3	1.4	1.3	1.2	1.2
Earnings per share (cents)
Basic
before abnormal items	196.9	157.4	209.6	189.6	184.8
after abnormal items	196.9	157.4	209.6	189.6	291.2
Cash basis(1)	206.6	202.6	197.3	178.8	181.0
Underlying basis(2)	237.1	210.2	194.6	168.8	179.6
Fully Diluted
before abnormal items	196.8	157.3	209.3	189.3	184.4
after abnormal items	196.8	157.3	209.3	189.3	290.7
Cash basis(1)	206.5	202.5	197.0	178.6	180.6
Underlying basis(2)	237.0	210.0	194.3	168.5	179.2
Dividend payout ratio (%)(3)
before abnormal items	93.5	97.7	71.7	71.2	83.5
after abnormal items	93.5	97.7	71.7	71.2	53.0
Cash basis(1)	89.1	75.9	76.2	75.5	85.3
Underlying basis(2)	77.6	73.3	77.2	80.2	85.9
Net tangible assets per share ($)	12.2	11.4	10.3	9.6	9.2
Weighted average number of shares (basic) (m)	1,256	1,253	1,250	1,260	927
Weighted average number of shares (fully diluted) (m)	1,257	1,254	1,252	1,262	929
Number of shareholders	714,901	746,073	722,612	709,647	788,791
Share prices for the year ($)
Trading high	33.54	32.75	34.94	34.15	27.95
Trading low	27.00	23.05	24.75	26.18	22.54
End (closing price)	32.58	29.55	32.93	34.15	27.69

Performance Ratios (%)
Return on average shareholders’ equity(4)(5)
before abnormal items	13.0	10.7	14.7	13.5	22.1
after abnormal items	13.0	10.7	14.7	13.5	34.8
cash basis	13.2	13.3	13.1	12.0	19.1
underlying basis	15.1	13.8	12.9	11.4	18.9
Return on average total assets(4)
before abnormal items	0.9	0.8	1.1	1.1	1.1
after abnormal items	0.9	0.8	1.1	1.1	1.7
cash basis	0.9	1.0	1.0	1.0	0.9
underlying basis	1.1	1.0	1.0	1.0	0.9
Capital adequacy – Tier 1	7.43	6.96	6.78	6.51	7.49
Capital adequacy – Tier 2	3.93	4.21	4.28	4.18	4.75
Deductions	(1.11)	(1.44)	(1.26)	(1.53)	(2.49)
Capital adequacy – Total	10.25	9.73	9.80	9.16	9.75
Net interest margin	2.53	2.67	2.76	2.78	2.88

P/37

Commonwealth Bank of Australia Concise Annual Report 2004

Five Year Financial Summary continued

	2004	2003	2002	2001	2000
Other Information (numbers)
Full time staff equivalent(6)	36,296	35,845	37,245	37,460	39,631
Branches/service centres (Australia)	1,012	1,014	1,020	1,066	1,441
Agencies (Australia)	3,866	3,893	3,936	3,928	4,020
ATMs (Proprietary)	3,109	3,116	3,049	2,931	3,092
EFTPOS terminals	126,049	129,959	126,613	122,074	116,064
EzyBanking	815	760	730	659	603
Productivity
Total Operating Income per full-time (equivalent) employee ($)	278,047	262,212	262,856	235,558	198,479
Staff Expense/Total Operating Income (%)	24.3	26.1	26.4	26.7	27.8
Total Operating Expenses(7)/Total Operating Income (%)	59.6	59.1	57.4	58.6	57.2

(1)	‘Cash earnings’ for the purpose of these financial statements is defined as net profit after tax and before abnormal items, goodwill amortisation and life insurance and funds management appraisal value uplift.

(2)	‘Underlying earnings’ for the purpose of these financial statements is defined as net profit after tax and before shareholder investment returns, initiatives including Which new Bank, abnormal items, goodwill amortisation and life insurance and funds management appraisal value uplift.

(3)	Dividends paid divided by earnings.

(4)	Calculations based on operating profit after tax and outside equity interests applied to average shareholders’ equity/average total assets.

(5)	2004 and 2003 shareholders’ equity includes retained earnings before provision for final dividend of $1,315 million and $1,066 million respectively. Prior periods’ return on average shareholders’ equity – cash basis and underlying basis have been restated to exclude the provision for final dividend.

(6)	Staff numbers include all permanent full time staff, part time staff equivalents and external contractors employed by 3rd party agencies.

(7)	Total Operating Expenses excluding goodwill amortisation and charge for bad and doubtful debts.

P/38

Business Overview

The following commentary provides an overview of the performance of the main businesses of the Group. For further information on the financial performance of these businesses, please refer to page 43 of this Report.

Banking

Australian Retail

The strong performance of the retail banking operations was driven by continued growth in the residential housing market, improved growth in other personal lending and solid deposit growth. Performance highlights for the year to June included:

–	Housing growth of 20%, underpinned by record sales volumes in both proprietary and broker channels;

–	Strong performance in other personal lending, assisted by enhancements to the Personal Loan product and the launch of a new “Platinum” credit card in March 2004;

–	Improved arrears levels across the retail lending portfolios, notwithstanding strong volume growth;

–	Strong gains in underlying productivity levels, supported by efficiency improvements in operations processing areas and branch operations; and

–	Continued growth in online channels, with the Bank’s NetBank service recognised during the year as the number one Internet Banking site in Australia (source: Australian NetGuide magazine May 2004).

Significant progress has been made in the Which new Bank service transformation program designed to ensure a better service outcome for our customers. The major initiatives undertaken across the retail bank during the year included:

–	Changes to our home loan process, which make applying for a new loan or changing details on an existing loan much simpler and easier. Through system and process improvements, the great majority of home loan applications through retail proprietary channels are now either conditionally approved on the spot or within one business day. Around 70% of maintenance transactions (such as amending loan repayments on existing loans) can now be completed immediately in the branch or over the telephone, compared with up to 10 days previously;

–	The commencement of our “Breakaway” Service and Sales program across our 1,000-strong retail branch network, encompassing a number of changes to improve frontline customer service, including new service-focussed performance measures for all frontline staff, dedicated service and sales coaching and changes to staff roles designed to ensure a greater proportion of time is spent on servicing customers. Early signs of significant improvements in service and sales outcomes are being experienced as this has been rolled out;

–	The refurbishment of 125 branches to a modern layout more conducive to effective customer service. A further 200 to 250 branches are targeted for refurbishment over the next two years;

–	A continued emphasis on reducing customer waiting times, with some branches showing up to a 50% improvement; and

–	The implementation of world class processing techniques in our back-office processing areas, delivering both significant efficiency benefits and improved turnaround times for our customers.

P/39

Commonwealth Bank of Australia Concise Annual Report 2004

Business Overview continued

Asia Pacific

Asia Pacific Banking incorporates the Bank’s retail and commercial banking operations in New Zealand, Fiji, and Indonesia. ASB Bank in New Zealand represents the majority of the Asia Pacific Banking business.

During the year ASB Bank achieved strong growth across the loan portfolio, particularly in housing credit.

Performance highlights were:

–	Lending growth at well above market rates in the retail, commercial and rural sectors continued throughout the year. Home loan market share increased to 22.2% from 20.6% in June 2003;

–	Leading customer service in the Banking sector. For the sixth consecutive year, ASB was recognised as the top major retail bank in terms of satisfied and very satisfied customers in the Auckland University Bank Customer Satisfaction survey. For the fifth consecutive year, ASB was rated the top business bank on the same criteria;

–	A focus on technology innovation has led to the ASB website being judged the best Finance website for the second consecutive year by NetGuide Web Awards; and

–	The continued focus on process efficiencies has delivered an end-to-end credit card approval process which is faster, at a lower cost, and with improved service delivery.

The banking operations in Indonesia and Fiji continued to achieve strong balance sheet growth.

Premium, Business, Corporate & Institutional

The strong domestic economy and strict credit discipline have led to continued good credit quality. The market has been characterised by a drive to gain market share via aggressive pricing and competitive terms and conditions. Within this competitive environment we have increased market share in some segments whilst maintaining share in others. Major achievements during the year have been:

–	Growing market share in the business lending market (source: RBA) with strong performance in the institutional and corporate segments;

–	Gained traction in the Transaction Banking segments through some major client wins. Market share in both the top 500 and commercial segments continued to increase (source: East & Partners);

–	Strong growth in Asset Finance market share (source: AELA);

–	Ranked second in Asia Pacific for project finance deals (source: Thompson);

–	Maintained number one position in capital markets (source: Bloomberg, IFR, INSTO); and

–	Participated in the acquisition of the Loy Yang A power station as joint advisor. This was a landmark transaction in the energy sector and is the largest secondary market trade sale in the Australian infrastructure sector.

The Premium Financial Services and Institutional & Business Services business units merged on 18 May to more effectively meet the many common needs of premium and business customers. This newly formed business unit, Premium Business Services, enhances our ability to deepen relationships and in doing so, better identify high quality and relevant ideas for our customers.

Other initiatives undertaken during the year to strengthen the business have been:

–	Completion of the redesign program to deliver better customer alignment and simplified processes;

–	Development of the CommSee application to further enhance customer service capabilities; and

–	Continued focus on Customer Service Centres for day to day servicing to support the relationships with our clients.

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Funds Management

Business Review

During the year there was a recovery of investment markets and an associated improvement in investor confidence. These conditions resulted in a recovery in flows into the retail funds sector after two years of relatively poor market returns.

The emerging preference of retail investors for platform products resulted in the more traditional retail products being in net outflow for the year. In the platform sector, the Bank was well positioned with the FirstChoice product increasing its FUA to over $7 billion. This resulted in the FirstChoice product being the industry leader in platform net flows during the year (Source: Plan for Life: March 2004).

International net flows were very strong, particularly in the United Kingdom, with FUA increasing by 32.5% over the year.

There was a focus on costs during the year which resulted in a $26 million reduction in non volume related expenses. This was achieved despite the business continuing to incur significant additional costs in respect of regulatory and compliance matters.

Which new Bank Program

The Funds Management business is a key contributor to the Bank’s Which new Bank transformation program. The majority of the Funds Management initiatives undertaken during the year centred on developing the platform offerings and investing in our adviser network.

There was also a continuation of the system simplification program within the legacy product business which has and will result in significant cost savings. These initiatives will substantially improve our capacity to serve our customers and position the business to meet the changing preferences of investors. Key highlights of the initiatives during the year were:

–	A continuation of the product migration strategy away from older style closed products. The number of product systems supporting legacy products has already been reduced from 17 to 11, and is targeted to reach five by December 2005;

–	Launch of the improved FirstChoice mastertrust platform, with additional services and reporting for financial planners;

–	A restructure of back office services to reduce costs and provide simpler processes; and

–	A strategic review of our UK operations which resulted in a more targeted product range and a reduction in the cost base of this business.

P/41

Commonwealth Bank of Australia Concise Annual Report 2004

Business Overview continued

Insurance

Australia

The profit growth in the Australian business was achieved from strong underwriting performance in both the general and life risk insurance categories. This was driven largely by robust claims management, favourable claims experience, and improved profitability in the annuities market.

Non volume related management expenses were maintained at last year’s levels at the same time as providing enhanced customer service levels. This was achieved through significant business process re-engineering delivering enhanced productivity and efficiency in the business.

Key drivers of the current year’s result were:

–	Premium growth with Life Risk Premiums up 8%;

–	Strong investment returns;

–	Improved margins in the annuity market as a result of a return to more rational competitive pricing behaviour; and

–	Robust claims management activity driving enhanced claims expense outcomes despite some large weather related claims in the general insurance segment early in the year.

The group maintained its number one market share of risk premiums with a 14.8% share of the market.

New Zealand

The life insurance operations in New Zealand operate predominantly under the Sovereign brand.

The market for risk products was subdued during the year. However, Sovereign increased market share in new business from 27% to 28% and maintained its market leadership position with 28.2% of the in-force premium market (source: ISI). The business continued to expand sales through aligned channels such as ASB Bank while maintaining the levels of support from traditional independent financial advisers.

During the year, the business fundamentals were further improved through product repricing, tighter underwriting standards and continued rationalisation of products and systems.

The New Zealand business generated $55 million profit after tax. This represents a 20% increase on last year’s result of $46 million.

Asia

Asia includes life insurance and pension administration operations in Hong Kong, together with life businesses in China, Vietnam, Indonesia and Fiji. Hong Kong represents our largest operation in the region.

The Asian business continued to improve. Key initiatives during the year included:

–	Improved risk profile of Hong Kong business following amendments to investment mix, product repricing and product mix;

–	Significant reductions in expense levels for the Hong Kong operations; and

–	Development of new distribution capabilities.

The Asian business produced $3 million in operating margins compared with a loss of $9 million for the prior year. The favourable result for the current year was driven by:

–	Improved investment markets;

–	Increased sales across all markets;

–	Expense containment; and

–	Improved persistency.

The result was impacted by a $16 million write-off of capitalised pre-licence start-up costs in China which was reflected in Australian shareholder investment returns.

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Comments on Statement of Financial Performance

For the year ended 30 June 2004

(Except where otherwise stated, all figures relate to the year ended 30 June 2004 and comparatives for the profit and loss are to the Commonwealth Bank Group year ended 30 June 2003.)

For the year ended 30 June 2004, the Commonwealth Bank Group recorded a net operating profit after income tax of $2,572 million, an increase of 28% over the prior year.

The net operating profit (‘underlying basis’) for the year ended 30 June 2004 after tax, and before goodwill amortisation, appraisal value uplift, investment returns on shareholders’ funds in the funds management and insurance business and initiatives including Which new Bank was $3,078 million. This was an increase of $404 million or 15% over the year ended 30 June 2003.

The Group result comprised:

	$ M
Underlying segment profit after tax
– Banking	2,675	up 13%
– Funds Management	274	up 18%
– Insurance	129	up 98%

	3,078

Shareholder investment returns (after tax)	152
Initiatives including Which new Bank (after tax)	(535)

Net Profit after tax (cash basis)	2,695
Appraisal value uplift	201
Goodwill amortisation	(324)

Net Profit after tax	2,572

P/43

Commonwealth Bank of Australia Concise Annual Report 2004

Comments on Statement of Financial Performance continued

For the year ended 30 June 2004

Banking

The contribution to profit after tax from the Group’s banking businesses increased to $2,675 million, 13% over the prior year, reflecting:

–
Net interest income growth of $384 million or 8%. This was achieved through a 14% increase in average interest earning assets, primarily due to housing loans, partially offset by a reduction in net interest margin of 14 basis points;

–	Other banking operating income growth of $219 million or 8%, driven by a strong increase in CommSec commission income together with continued growth in lending fees;

–	Expenses from comparable business have increased by 5%, mainly due to salary increases and volume related growth in the Premium Financial Services business; and

–	Bad debt expense decreased by $29 million to $276 million. Low interest rates continued to contribute to a good credit environment.

Funds Management

The contribution to profit after tax from the Group’s funds management business increased to $274 million, 18% over the prior year.

Funds under administration increased by 11% to $110 billion, due to strong investment markets.

Insurance

The contribution from insurance to profit after tax was up $64 million to $129 million, almost double the prior year. The improvement in performance reflects growth in premiums, strong investment returns and continued profit growth in the New Zealand and Asian businesses.

Group Expenses

Total operating expenses for the Group were 13% higher than in the prior year, increasing by $698 million to $6,249 million. Underlying costs were $5,500 million, up 3.5% on the prior year. In addition, costs of $749 million were incurred in relation to strategic initiatives including Which new Bank.

Income Tax

Income tax expense includes amounts on behalf of life insurance policy holders and corporate tax. During the year, total income tax expense increased by $304 million to $1,262 million. The corporate income tax expense increased by $43 million or 4% to $1,059 million for 2004. This resulted in an effective corporate tax rate of 28.1% in 2004, which was consistent with the prior year rate of 28.2%.

Appraisal Value(1)

For the year ended 30 June 2004, appraisal values of the life insurance and funds management businesses increased by $201 million. This increase in appraisal value reflects the strong business performance and the effect on industry flows of improved world equity markets.

(1)	Australian Accounting Standard AASB 1038: Life Insurance Business requires that all investments owned by a life company be recorded at market value. The ‘appraisal value uplift’ is the periodic movement in the Balance Sheet asset ‘excess of market value over net assets’.

P/44

Statement of Financial Performance

For the year ended 30 June 2004

	Group	Group
	2004	2003
	$M	$M
Interest income	13,287	11,528
Interest expense	7,877	6,502

Net interest income	5,410	5,026
Other income:
Revenue from sale of assets	943	128
Written down value of assets sold	(874)	(106)
Other	2,777	2,605

Net banking operating income	8,256	7,653
Funds management fee income including premiums	1,175	1,149
Investment revenue	1,967	8
Claims and policyholder liability expense	(1,809)	(91)

Net funds management operating income	1,333	1,066
Premiums and related revenue	1,012	1,131
Investment revenue	840	620
Claims and policyholder liability expense	(950)	(1,071)

Insurance margin on services operating income	902	680

Total net operating income before appraisal value uplift/(reduction)	10,491	9,399
Charge for bad and doubtful debts	276	305
Operating expenses:
Comparable business	5,500	5,312
Initiatives including Which new Bank(1)	749	239

	6,249	5,551

Appraisal value uplift/(reduction)	201	(245)
Goodwill amortisation	(324)	(322)

Profit from ordinary activities before income tax	3,843	2,976
Income tax expense	1,262	958

Profit from ordinary activities after income tax	2,581	2,018
Outside equity interests in net profit	(9)	(6)

Net profit attributable to members of the Bank	2,572	2,012
Foreign currency translation adjustment	(8)	(129)
Revaluation of properties	54	3

Total valuation adjustments	46	(126)

Total changes in equity other than those resulting from transactions with owners as owners	2,618	1,886

	Cents per share	Cents per share
Earnings per share based on net profit distributable to members of the Bank:
Basic	196.9	157.4
Fully Diluted	196.8	157.3
Dividends per share attributable to shareholders of the Bank:
Ordinary shares	183	154
Preference shares (issued 6 April 2001)	1,065	1,019
Other equity instruments (issued 6 August 2003)	7,306	—
Other equity instruments (issued 6 January 2004)	402	—

	$M	$M
Net Profit after income tax comprises:
Net Profit after income tax (“underlying basis”)	3,078	2,674
Shareholder investment returns	152	73
Initiatives including Which new Bank(1)	(535)	(168)

Net Profit after income tax (“cash basis”)	2,695	2,579

Appraisal value uplift/(reduction)	201	(245)
Goodwill amortisation	(324)	(322)

Net Profit after income tax (“statutory basis”)	2,572	2,012

(1)	June 2004 results reflects the Which new Bank initiative, while prior year includes strategic initiatives undertaken and the cost of the June 2002 ESAP paid in October 2002.

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Commonwealth Bank of Australia Concise Annual Report 2004

Comments on Statement of Financial Position
As at 30 June 2004

Group Assets

The Group’s assets increased by $41 billion to $306 billion (2003: $265 billion) over the year.

Total lending assets increased by $31 billion from $175 billion to $206 billion at 30 June 2004 reflecting strong housing loan growth.

The total provisions for impairment for the Group at 30 June 2004 were $1,536 million, broadly consistent with the prior year. This level of provisioning is considered adequate to cover any bad debt write offs from the current lending portfolio.

The general provision as a percentage of Risk Weighted Assets was 0.82%.

Capital Management

The Group maintains a strong capital position.

As at 30 June 2004, the Capital Adequacy Ratio was 10.25% (well above the regulatory requirement of 8%), compared with 9.73% at 30 June 2003.

Credit Ratings

The long term credit ratings of the Bank remain at AA-, Aa3 and AA from Standard & Poor’s, Moody’s and Fitch respectively.

Issue of Trust Preferred Securities

On 6 August 2003 the Bank, via a wholly owned entity, issued USD 550 million (AUD 832 million) of trust preferred securities in the US capital markets. The securities qualify as Tier 1 capital of the Bank.

Issue of PERLS II

On 6 January 2004 a wholly owned entity of the Bank issued $750 million of Perpetual Exchangeable Resettable Listed Securities (PERLS II). The securities qualify as Tier 1 capital of the Bank.

P/46

Statement of Financial Position

As at 30 June 2004

	Group	Group
	2004	2003
	$M	$M
Assets
Cash and liquid assets	6,453	5,575
Receivables due from other financial institutions	8,369	7,066
Trading securities	14,896	10,435
Investment securities	11,447	11,036
Loans, advances and other receivables	189,391	160,347
Bank acceptances of customers	15,019	13,197
Insurance investment assets	28,942	27,835
Deposits with regulatory authorities	38	23
Property, plant and equipment	1,204	821
Investment in associates	239	287
Intangible assets	4,705	5,029
Other assets	25,292	23,459

Total Assets	305,995	265,110

Liabilities
Deposits and other public borrowings	163,177	140,974
Payables due to other financial institutions	6,641	7,538
Bank acceptances	15,019	13,197
Provision for dividend	14	12
Income tax liability	811	876
Other provisions	997	819
Insurance policyholder liabilities	24,638	23,861
Debt issues	44,042	30,629
Bills payable and other liabilities	19,140	19,027

	274,479	236,933
Loan Capital	6,631	6,025

Total Liabilities	281,110	242,958

Net Assets	24,885	22,152

Shareholders’ Equity
Share capital:
Ordinary share capital	13,359	12,678
Preference share capital	687	687
Other equity instruments	1,573	—
Reserves	3,946	3,850
Retained profits	2,840	2,809

Shareholders’ equity attributable to members of the Bank	22,405	20,024

Outside equity interests:
Controlled entities	304	304
Insurance statutory funds and other funds	2,176	1,824

Total outside equity interests	2,480	2,128

Total Shareholders’ Equity	24,885	22,152

The liabilities of the Commonwealth Bank of Australia and its controlled entity, Commonwealth Development Bank of Australia, as at 30 June 1996 were guaranteed by the Commonwealth of Australia under a statute of the Australian Parliament.

This guarantee, which is being progressively phased out following the Government sale of its shareholding on 19 July 1996 covered:

–	all demand and term deposits that were guaranteed for a period of three years from 19 July 1996, with term deposits outstanding at the end of that three year period being guaranteed until maturity; and

–	all other amounts payable under a contract that was entered into before or under an instrument executed, issued, endorsed or accepted by the Bank and outstanding at 19 July 1996, being guaranteed until their maturity.

P/47

Commonwealth Bank of Australia Concise Annual Report 2004

Statement of Cash Flows

For the year ended 30 June 2004

	Group	Group
	2004	2003
	$M	$M
Cash Flows From Operating Activities
Interest received	13,101	11,452
Dividends received	6	4
Interest paid	(7,543)	(6,455)
Other operating income received	3,410	3,135
Expenses paid	(5,529)	(5,438)
Income taxes paid	(1,366)	(1,258)
Net increase in trading securities	(4,324)	(2,484)
Life insurance:
Investment income	841	644
Premiums received	3,562	4,130
Policy payments	(4,529)	(5,855)

Net Cash provided by/(used in) operating activities	(2,371)	(2,125)

Cash Flows from Investing Activities
Payments for acquisition of entities and management rights	–	(173)
Proceeds from disposal of entities and businesses	63	33
Disposal of shares in other companies	114	–
Net movement in investment securities:
Purchases	(25,587)	(18,055)
Proceeds from sale	697	24
Proceeds at or close to maturity	24,407	17,718
Withdrawal (lodgement) of deposits with regulatory authorities	(15)	66
Net increase in loans, advances and other receivables	(29,328)	(13,577)
Proceeds from sale of property, plant and equipment	69	72
Purchase of property, plant and equipment	(536)	(143)
Net decrease in receivables due from other financial institutions not at call	292	513
Net decrease/(increase) in securities purchased under agreements to resell	(1,023)	50
Net decrease/(increase) in other assets	(1,461)	301
Life insurance:
Purchases of investment securities	(20,286)	(13,091)
Proceeds from sale/maturity of investment securities	21,500	14,628

Net Cash used in Investing Activities	(31,094)	(11,634)

Cash Flows from Financing Activities
Buy-back of shares	(532)	–
Proceeds from issue of shares (net of costs)	505	13
Proceeds from issue of preference shares to outside equity interests	–	182
Proceeds from issue of other equity instruments (net of costs)	1,573	–
Net increase in deposits and other borrowings	21,997	5,129
Net increase in debt issues	13,413	7,054
Dividends paid (including DRP buy-back of shares)	(1,774)	(1,933)
Net movements in other liabilities	(242)	(926)
Net decrease in payables due to other financial institutions not at call	(929)	(796)
Net increase in securities sold under agreements to repurchase	206	3,046
Issue of loan capital	985	901
Redemptions of loan capital	(317)	–
Other	(2)	19

Net Cash provided by financing activities	34,883	12,689

Net Increase/(Decrease) in cash and cash equivalents	1,418	(1,070)
Cash and cash equivalents at beginning of period	1,428	2,498

Cash and cash equivalents at end of period	2,846	1,428

For further information, refer to the full Annual Report – 2004 Financial Statements. The cash flow statement highlights the net growth from Investing Activities of $31.1 billion including Lending Assets of $29.3 billion, financed by Deposits growth of $22.0 billion and debt issues of $13.4 billion. Operating Activities used $2.4 billion in cash for the year. It should be noted that the Bank does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.

P/48

Notes to the Financial Statements

For the year ended 30 June 2004

Note 1

Accounting Policies

The accompanying concise financial report has been derived from the financial report of the Commonwealth Bank of Australia (the ‘Bank’) and its controlled entities, the Group, for the year ended 30 June 2004 provided in the full Annual Report — 2004 Financial Report. The statutory financial report complies with the requirements of the Banking Act, Corporations Act 2001, applicable Accounting Standards, including AASB 1039: Concise Financial Reports, and other mandatory reporting requirements so far as they are considered appropriate to a banking corporation.

The concise financial report cannot be expected to provide as full an understanding of the financial performance and financial position of the Group as the full financial report.

The full financial report of the Commonwealth Bank of Australia and its controlled entities for the year ended 30 June 2004 and the Auditor’s Report thereon will be sent, free of charge, to members upon request.

The accounting policies applied are consistent with those of the previous year except as noted below.

A full description of the accounting policies adopted by the Group is provided in the Full Annual Report 2004 Financial Statements.

Software Capitalisation

The criteria for information technology software capitalisation has been amended, such that only computer software projects costing $10 million or more are being capitalised and capitalisation is limited to those investments that will deliver identifiable and sustainable customer value and an increase in returns, in a significant line of business.

This change has been applied retrospectively and has resulted in the expensing of $219 million of previously capitalised software at 1 July 2003.

International Financial Reporting Standards

The Bank is well progressed in the process of ensuring that it will comply with the Australian equivalent of International Financial Reporting Standards (IFRS) by June 2005. This is in line with the conversion timetable as set out by the Financial Reporting Council of Australia.

The Bank completed its review of the IFRS and their impact during the planning stage of the project. Conversion issues were then identified and methodologies designed to resolve these issues.

The Bank is now progressing to the implementation of these changes and will complete this process prior to 30 June 2005. The Bank has not finalised the financial impact of the change to IFRS. A more comprehensive discussion of the changes to disclosures are contained in Note 1(pp) of the 2004 Full Annual Report.

P/49

Commonwealth Bank of Australia Concise Annual Report 2004

Notes to the Financial Statements continued

For the year ended 30 June 2004

Note 2

Dividends

	2004	2003
	$M	$M
Ordinary Shares
Interim ordinary dividend (fully franked) (2004: 79 cents, 2003: 69 cents)
Interim ordinary dividend paid - cash component only	808	699
Interim ordinary dividend paid - dividend reinvestment plan	188	166
Preference Shares
Preference dividends paid (fully franked) (2004: 1,065 cents, 2003: 1,019 cents)	28	28
Provision for preference dividend	9	8
Other Equity Instruments
Dividends paid	55	–
Dividends to outside equity interests	8	4

Total Dividends Provided or Paid	1,096	905

Other provision carried	5	4
Dividends proposed and not recognised as a liability (fully franked) (2004: 104 cents, 2003: 85 cents)(1)	1,315	1,066

(1)	The 2003 final dividend was satisfied by cash disbursements of $865 million and the issue of $201 million of ordinary shares through the dividend reinvestment plan. The 2004 final dividend is expected to be satisfied by cash disbursements of $1,065 million and the estimated issue of $250 million of ordinary shares through the dividend reinvestment plan.

Dividend Franking Account

After fully franking the final dividend to be paid for the year ended 30 June 2004 the amount of credits available as at 30 June 2004 to frank dividends for subsequent financial years is $75 million (2003: $417 million). This figure is based on the combined franking accounts of the Bank at 30 June 2004, which have been adjusted for franking credits that will arise from the payment of income tax payable on profits for the year ended 30 June 2004, franking debits that will arise from the payment of dividends proposed for the year and franking credits that the Bank may be prevented from distributing in subsequent financial periods. The Bank expects that future tax payments will generate sufficient franking credits for the Bank to be able to continue to fully frank future dividend payments. Dividend payments on or after 1 July 2004 will be franked at the 30% tax rate. These calculations have been based on the taxation law as at 30 June 2004.

P/50

Notes to the Financial Statements continued

For the year ended 30 June 2004

Note 3

Financial Reporting by Segments

	Year Ended 30 June 2004
Primary Segment		Funds		Group
Business Segments	Banking	Management	Insurance	Total
Financial Performance	$M	$M	$M	$M
Interest income	13,287	–	–	13,287
Premium and related revenue	–	–	1,012	1,012
Other income	3,720	3,142	840	7,702
Appraisal value uplift/(reduction)	–	(95)	296	201

Total revenue	17,007	3,047	2,148	22,202

Interest Expense	7,877	–	–	7,877

Segment result before income tax, goodwill amortisation and appraisal value uplift/(reduction)	3,091	504	371	3,966
Income tax expense	(914)	(228)	(120)	(1,262)

Segment result after income tax and before goodwill amortisation and appraisal value uplift/(reduction)	2,177	276	251	2,704
Outside equity interest	(1)	(8)	–	(9)

Segment result after income tax and outside equity interest before goodwill amortisation and appraisal value uplift/(reduction)	2,176	268	251	2,695
Goodwill amortisation	(302)	(17)	(5)	(324)
Appraisal value uplift/(reduction)	–	(95)	296	201

Net profit attributable to shareholders of the Bank	1,874	156	542	2,572

Non-Cash Expenses
Goodwill amortisation	302	17	5	324
Charge for bad and doubtful debts	276	–	–	276
Depreciation	110	8	9	127
Which new Bank initiatives	427	–	–	427
Other	38	3	–	41
Financial Position
Total Assets	265,062	19,878	21,055	305,995
Acquisition of Property, Plant & Equipment, Intangibles and other Non-Current Assets	518	6	9	533
Associate Investments	194	1	44	239
Total Liabilities	254,284	17,439	9,387	281,110

P/51

Commonwealth Bank of Australia Concise Annual Report 2004

Notes to the Financial Statements continued

For the year ended 30 June 2004

Note 3

Financial Reporting by Segments continued

	Year Ended 30 June 2003
Primary Segment		Funds		Group
Business Segments	Banking	Management	Insurance	Total
Financial Performance	$M	$M	$M	$M
Interest income	11,528	–	–	11,528
Premium and related revenue	–	–	1,131	1,131
Other income	2,733	1,157	620	4,510

Total revenue	14,261	1,157	1,751	17,169

Interest expense	6,502	–	–	6,502

Segment result before income tax, goodwill amortisation and appraisal value (reduction)/uplift	3,165	217	161	3,543
Income tax (expense)/credit	(931)	5	(32)	(958)

Segment result after income tax and before goodwill amortisation and appraisal value (reduction)/uplift	2,234	222	129	2,585
Outside equity interest	–	(6)	–	(6)

Segment result after income tax and outside equity interest before goodwill amortisation and appraisal value (reduction)/uplift	2,234	216	129	2,579
Goodwill amortisation(1)	(300)	(18)	(4)	(322)
Appraisal value (reduction)/uplift	–	(291)	46	(245)

Net profit attributable to shareholders of the Bank	1,934	(93)	171	2,012

Non-Cash Expenses
Goodwill amortisation	300	18	4	322
Charge for bad and doubtful debts	305	–	–	305
Depreciation	109	8	11	128
Appraisal value (reduction)/uplift	–	(291)	46	(245)
Other	112	1	–	113
Financial Position
Total assets	229,289	19,622	16,199	265,110
Acquisition of property, plant & equipment, Intangibles and other non-current assets	98	16	6	120
Associate investments	214	12	61	287
Total liabilities	216,939	17,044	8,975	242,958

(1)	Prior years have been restated to reflect the allocation of goodwill amortisation across businesses.

P/52

Notes to the Financial Statements continued

For the year ended 30 June 2004

Note 3

Financial Reporting by Segments continued

Secondary Segment	2004		2003
Geographical Segment	$M	%	$M	%
Revenue
Australia	17,746	80.0	14,008	81.6
New Zealand	2,671	12.0	2,025	11.8
Other Countries(1)	1,785	8.0	1,136	6.6

	22,202	100.0	17,169	100.0

Net profit attributable to shareholders of the Bank
Australia	2,091	81.3	1,659	82.4
New Zealand	309	12.0	265	13.2
Other Countries(1)	172	6.7	88	4.4

	2,572	100.0	2,012	100.0

Assets
Australia	252,652	82.6	221,248	83.5
New Zealand	35,059	11.4	27,567	10.4
Other Countries(1)	18,284	6.0	16,295	6.1

	305,995	100.0	265,110	100.0

Acquisition of Property, Plant & Equipment, Intangibles and other Non-current Assets
Australia	495	92.9	98	81.7
New Zealand	29	5.4	6	5.0
Other Countries(1)	9	1.7	16	13.3

	533	100.0	120	100.0

(1)	Other Countries were: United Kingdom, United States of America, Japan, Singapore, Hong Kong, Grand Cayman, Philippines, Fiji, Indonesia, China and Vietnam.

The geographical segments represent the location in which the transaction was booked. The New Zealand net profit for 2003 has been restated onto a consistent basis with 2004.

P/53

Commonwealth Bank of Australia Concise Annual Report 2004

Notes to the Financial Statements continued

For the year ended 30 June 2004

Note 4

Earnings per Share

	2004	2003
	cents	cents
Earnings Per Ordinary Share
– Basic	196.9	157.4
– Fully diluted	196.8	157.3

	$M	$M
Reconciliation of earnings used in the calculation of earnings per share Profit from ordinary activities after income tax	2,581	2,018
Less: Preference share dividends	(37)	(36)
Less: Other equity instrument dividends	(55)	—
Less: Dividends to outside equity interests	(8)	(4)
Less: Outside equity interests	(9)	(6)

Earnings used in calculation of earnings per share	2,472	1,972

	Number	Number
	of Shares	of Shares
	2004	2003
	M	M
Weighted average number of ordinary shares used in the calculation of basic earnings per share	1,256	1,253
Effect of dilutive securities — share options	1	1

Weighted average number of ordinary shares used in the calculation of fully diluted earnings per share	1,257	1,254

	cents	cents
Underlying Basis Earnings Per Ordinary Share
–Basic	237.1	210.2
–Fully diluted	237.0	210.0

Note 5

Director and Executive Disclosures

This note outlines the remuneration arrangements for the Bank’s Directors and Specified Executives. In accordance with accounting standard AASB 1046 this note also outlines details of equity holdings, loans and other transactions Directors and Specified Executives have with the Bank and its subsidiaries.

Remuneration Committee

The Bank’s remuneration arrangements are overseen by the Remuneration Committee of the Board. The Committee considers changes in remuneration policy likely to have a material impact on the Bank and is informed of leadership performance, legislative compliance in employment issues, industrial agreements and incentive plans operating across the Bank.

The Committee also considers senior appointments and remuneration arrangements for senior management. The remuneration arrangements for the CEO and his direct reports are approved by the full Board.

The policy of the Board is that the Committee shall consist entirely of independent Non-Executive Directors. The Chief Executive Officer attends Committee meetings by invitation but does not attend in relation to matters that can affect him. The Committee engages an external consultant to advise it directly in relation to the remuneration of executives.

P/54

Notes to the Financial Statements continued

For the year ended 30 June 2004

Note 5

Director and Executive Disclosures continued

Non-Executive Directors

Remuneration for Non-Executive Directors consists of base and committee fees within an aggregate total of $1,500,000 per year as approved by shareholders at the Annual General Meeting held on 28 October 1999. Non-Executive Directors have 20% of their annual fees applied to the mandatory on-market acquisition of shares in the Bank.

The Bank contributes to compulsory superannuation on behalf of Non-Executive Directors.

Under the Directors’ Retirement Allowance Scheme, which was approved by shareholders at the 1997 Annual General Meeting, Directors accumulate a retirement benefit on a pro rata basis to a maximum of four years’ total emoluments after twelve years’ service. No benefit accrues until the Director has served three years on the Board. In 2002 the Board decided to discontinue the Directors’ Retirement Allowance Scheme without affecting the entitlements of then existing Non-Executive Directors. After that time new Directors are not entitled to participate in the scheme. As part of a proposed arrangement relating to remuneration, the Board will be seeking shareholder approval at the 2004 Annual General Meeting to terminate accrual of further benefits under the Scheme and freeze the entitlements of current members until their respective retirements. This approach will result in remuneration arrangements being expressed in a more transparent manner which does not include retirement benefits (other than compulsory superannuation).

Executives (including the Chief Executive Officer)

The Bank’s remuneration framework aims to reward executives with a mix of remuneration appropriate to their level in the organisation and incorporates a significant weighting towards variable (“at risk”) pay linked to performance, both short term and long term. This focus aims to:

–	reward executives for bankwide, business unit and individual performance against targets set by reference to appropriate benchmarks;

–	align the interests of executives with those of shareholders;

–	link executive reward with the strategic goals and performance of the Bank; and

–	ensure total remuneration is competitive by market standards.

Remuneration and terms and conditions of employment are specified in an individual contract of employment with each executive which is signed by the executive and the Bank. Remuneration of the Bank’s executives consists of three key elements:

–	Fixed Remuneration;

–	Short Term Incentive (“STI”); and

–	Long Term Incentive (“LTI”).

The relationship of fixed remuneration and variable pay (potential short term and long term incentives) is established for each level of executive management by the Remuneration Committee.

Currently, the variable component of remuneration is in the general range of around 35% to 80% of an executive’s total potential remuneration and increases with their level in the organisation. As a result of the review with the external consultant of developments in the market, and benchmarking against peer organisations, the distribution of total potential remuneration for executives is being modified in the current year so as to increase the percentage for the STI component and decrease the percentage for the LTI component. For senior executives, including the CEO, the maximum STI potential available will generally be an amount equal to fixed remuneration.

The structure for some specialists differs from that which applies generally to executive management. With specialists, a greater proportion of the variable component of remuneration may be in short term rather than long term incentives but the overall mix of remuneration is still heavily weighted towards “at risk” pay.

Fixed remuneration consists of base remuneration (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles) as well as employer contributions to superannuation.

P/55

Commonwealth Bank of Australia Concise Annual Report 2004

Notes to the Financial Statements continued

For the year ended 30 June 2004

Note 5

Director and Executive Disclosures continued

Actual STI payments for executives depend on the extent to which targets set at the beginning of the financial year are met. These targets consist of a number of Key Result Areas (“KRAs”) covering both financial and non-financial measures of performance. Included are measures such as contribution to net profit after tax (“NPAT”), customer service, risk management, product management, and leadership/team contribution.

STI Payments to executives are usually delivered in two components:

–	Fifty percent made as an immediate cash payment; and

–	Fifty percent deferred in the form of shares in the Bank.

The shares acquired vest in two equal instalments after one and two years respectively. Dividends on the deferred shares are not paid to the executive unless and until the shares vest. Generally, to receive the shares, the executive will need to be an employee of the Bank at the relevant vesting date.

LTI grants to executives are delivered in the form of Reward Shares under the Bank’s Equity Reward Plan (“ERP”).

No value will accrue to the executive unless the Bank’s Total Shareholder Return (“TSR”) at least meets the median of a peer comparator group of companies which consists of other Australian banks and financial institutions. To receive the full value of the LTI grant, the Bank’s performance must be in the top quartile of the peer group. Using a comparative TSR based hurdle ensures that executives only gain where shareholders also benefit.

The Bank’s executive contracts generally provide for severance payments of up to six months in the case of retrenchment. The contracts generally provide for a four week notice period. In the case of the Chief Executive Officer, the severance arrangements in Mr Murray’s contract, other than for misconduct, provide for a notice period of six months and a pro-rata payment of the average of the previous three years short term incentive payment, payable in the event of termination by the Bank, after 1 May but before 30 June. In such circumstances, Mr Murray may exercise all vested options and obtain vested shares (including those that vest within two years from the Termination Date) within a period of three years from the Termination Date.

The maximum contingent liability for termination benefits in respect of service agreements with the Chief Executive Officer and other executives of the Company and its controlled entities at 30 June 2004 was $8 million (2003: $10.6 million).

On exit from the Bank, executives are entitled to receive their statutory entitlements of accrued annual and long service leave as well as accrued superannuation benefits.

Individual remuneration details of Directors and Specified Executives are set out on the next page.

Remuneration of Directors

Other than for the Managing Director, Directors receive their remuneration in the form of fees, apportioned between cash and amounts sacrificed on a mandatory basis under the Non-Executive Directors Share Plan (“NEDSP”), superannuation and the Director’s Retirement Allowance Scheme (see earlier comments regarding discontinuance of the Scheme).

P/56

Notes to the Financial Statements continued

For the year ended 30 June 2004

Note 5

Director and Executive Disclosures continued

Remuneration of Directors (continued)

				Post Employment
				Benefits
					Retirement	Equity Benefits
	Primary Benefits			Superan-	Allowance			LTI		Total
Year	Cash	Non	STI paid	nuation	Scheme	Deferred	LTI	Reward	NEDSP	Remun-
ended	(Note 1)	Monetary	in Cash	(Note 2)	(Note 3)	STI	Options	Shares	(Note 1)	eration
30 June	$	$	$	$	$	$	$	$	$	$
Mr JT Ralph, AC Chairman
2004	245,887	–	–	– (5)	36,479	–	–	–	61,472	343,838
2003	248,000	–	–	5,626	127,635	–	–	–	62,000	443,261
Dr JM Schubert Deputy Chairman
2004	130,545	–	–	11,749	46,981	–	–	–	32,636	221,911
2003	128,000	–	–	11,520	102,537	–	–	–	32,000	274,057
Mr DV Murray Managing Director (see notes to table of remuneration for Specified Executives for details of individual items)
2004	1,680,000	–	450,000	136,080	–	365,000	431,666	1,363,362	–	4,426,108
2003	1,625,000	–	375,000	131,625	–	326,250	751,258	868,892	–	4,078,025
Mr NR Adler, AO Non-Executive Director
2004	90,435	–	–	8,318	23,717	–	–	–	22,609	145,079
2003	88,000	–	–	7,920	34,867	–	–	–	22,000	152,787
Mr RJ Clairs, AO Non-Executive Director
2004	86,424	–	–	7,778	38,988	–	–	–	21,606	154,796
2003	84,000	–	–	7,560	44,194	–	–	–	21,000	156,754
Mr AB Daniels, OAM Non-Executive Director
2004	86,424	–	–	7,778	41,663	–	–	–	21,606	157,471
2003	84,000	–	–	7,560	103,796	–	–	–	21,000	216,356
Mr CR Galbraith, AM Non-Executive Director
2004	89,460	–	–	8,051	46,418	–	–	–	22,365	166,294
2003	92,000	–	–	8,280	104,132	–	–	–	23,000	227,412
Ms SC Kay Non-Executive Director (appointed a Director on 5 March 2003)
2004	97,482	–	–	8,773	–	–	–	–	24,370	130,625
2003	32,328	–	–	2,910	–	–	–	–	8,082	43,320
Mr WG Kent, AO Non-Executive Director
2004	89,460	–	–	8,051	46,418	–	–	–	22,365	166,294
2003	92,000	–	–	8,280	104,132	–	–	–	23,000	227,412
Mr FD Ryan Non-Executive Director
2004	90,435	–	–	8,139	46,466	–	–	–	22,609	167,649
2003	88,000	–	–	7,920	109,074	–	–	–	22,000	226,994
Mr FJ Swan Non-Executive Director
2004	89,460	–	–	8,051	44,429	–	–	–	22,365	164,305
2003	92,000	–	–	8,280	46,924	–	–	–	23,000	170,204
Ms BK Ward Non-Executive Director
2004	90,435	–	–	8,139	51,566	–	–	–	22,609	172,749
2003	88,000	–	–	7,920	53,672	–	–	–	22,000	171,592
Total Remuneration for Directors
2004	2,866,447	–	450,000	220,907	423,125	365,000	431,666	1,363,362	296,612	6,417,119
2003(4)	2,741,328	–	375,000	215,401	830,963	326,250	751,258	868,892	279,082	6,388,174

Notes

Amounts in the above table reflect remuneration from the date the Director joined the Board if the Director was not in that role at the beginning of the financial year. Where this date is after 1 July 2002, the relevant date has been shown in the table.

(1)	For Non-Executive Directors, this includes base fees and committee fees paid as cash. Non-Executive Directors also sacrifice 20% of their fees on a mandatory basis under the NEDSP. Further detail on the NEDSP is contained in this Note.

(2)	The Bank is not currently contributing to its staff superannuation fund (the Officers’ Superannuation Fund) and a notional cost of contribution has been determined on an individual basis for those Non-Executive Directors who are a member of that fund. Some Directors have superannuation contributions made to other funds.

P/57

Commonwealth Bank of Australia Concise Annual Report 2004

Notes to the Financial Statements continued

For the year ended 30 June 2004

Note 5

Director and Executive Disclosures continued

Remuneration of Directors (continued)

Notes (continued)

(3)	For Non-Executive Directors this represents the increase in their accrued benefit in the year under the Director’s Retirement Allowance Scheme which was approved by shareholders at the 1997 Annual General Meeting. See earlier comments regarding discontinuance of the Scheme.

(4)	Group totals in respect of the financial year ended 30 June 2003 do not necessarily equal the sum of amounts disclosed for individuals specified in 2004 as there are differences to the individuals specified in 2003.

(5)	Mr J T Ralph turned 71 during the 2003/04 financial year. The Bank’s compulsory superannuation obligations generally cease after a person obtains age 70.

Remuneration of Specified Executives

				Post
				Employment	Equity Benefits			Other Benefits
	Primary Benefits			Benefits			LTI	Term-
		Non	STI paid	Superan-	Deferred	LTI	Reward	ination	All other	Total
Year	Cash	Monetary	in cash	nuation	STI	Options	Shares	benefits	benefits	Remun-
ended	(Note 1)	(Note 2)	(Note 3)	(Note 4)	(Note 5)	(Note 6)	(Note 6)	(Note 7)	(Note 8)	eration
30 June	$	$	$	$	$	$	$	$	$	$
Mr MA Cameron Group Executive, Financial & Risk Management (commenced in role on 1 April 2003)
2004	600,000	13,000	170,000	243,200	99,375	–	150,325	–	–	1,275,900
2003	149,589	3,241	33,034	10,770	–	–	10,586	–	150,000	357,220
Mr AR Cosenza Group Executive, Group Strategic Development (ceased in role on 16 June 2004 and proceeded on Long Service Leave)
2004	575,410	12,503	144,262	45,530	145,464	98,214	365,062	–	–	1,386,445
2003	560,000	13,000	160,000	40,320	118,750	154,873	315,056	–	–	1,361,999
Mr LG Cupper Group Executive, Human Resources
2004	580,000	13,000	156,000	115,200	156,875	118,642	415,022	–	–	1,554,739
2003	560,000	13,000	157,500	60,100	146,250	181,946	342,553	–	–	1,461,349
Mr SI Grimshaw Group Executive, Investment & Insurance Services
2004	891,000	13,000	280,000	89,880	196,875	130,054	498,873	–	–	2,099,682
2003	774,836	13,000	262,500	399,505	–	130,054	299,538	–	–	1,879,433
Mr HD Harley Group Executive, Retail Banking Services (commenced in role on 16 October 2002)
2004	700,000	13,000	230,000	101,500	130,000	75,578	321,078	–	–	1,571,156
2003	381,699	9,189	98,959	57,582	68,675	75,795	153,287	–	–	845,186
Mr MA Katz Group Executive, Premium Business Services
2004	910,000	13,000	290,000	132,100	237,500	197,736	677,520	–	–	2,457,856
2003	870,000	13,000	240,000	67,500	228,500	303,243	563,376	–	–	2,285,619
Mr RV McKinnon Group Executive, Technology
2004	540,000	13,000	142,500	38,880	122,688	55,804	253,061	–	–	1,165,933
2003	520,000	13,000	127,500	37,440	105,188	76,905	175,191	–	–	1,055,224
Mr GL Mackrell Group Executive, International Financial Services
2004	600,000	13,000	202,500	80,500	166,250	113,718	391,143	–	–	1,567,111
2003	540,000	13,000	185,000	66,802	103,500	162,251	316,556	–	–	1,387,109
Mr JK O’Sullivan Chief Solicitor and General Counsel (commenced in role on 17 October 2003)
2004	493,443	9,164	140,984	35,528	–	–	105,232	–	–	784,351
2003	–	–	–	–	–	–	–	–	–	–
Mr GA Peterson Group Executive, Group Strategic Development (commenced in role 17 June 2004)
2004	16,716	497	4,208	2,762	2,960	–	2,559	–	–	29,702
2003	–	–	–	–	–	–	–	–	–	–
Mr MJ Ullmer Group Executive, Institutional & Business Services (ceased in role 23 May 2004)
2004	754,959	6,536	250,000	118,202	244,208	177,206	607,176	845,000	332,848	3,336,135
2003	820,000	13,000	217,500	132,300	211,000	303,243	563,376	–	–	2,260,419
Total Remuneration for Specified Executives
2004	6,661,528	119,700	2,010,454	1,003,282	1,502,195	966,952	3,787,051	845,000	332,848	17,229,010
2003(9)	5,176,124	103,430	1,481,993	872,319	981,863	1,388,310	2,739,519	–	150,000	12,893,558

P/58

Notes to the Financial Statements continued

For the year ended 30 June 2004

Note 5

Director and Executive Disclosures continued

Remuneration of Specified Executives (continued)

Notes

Amounts in the above table reflect remuneration for the time the executive has been in the role of a Specified Executive, i.e. pro-rating is applied relative to the date the executive commenced or ceased in the role of a Specified Executive. Remuneration earned as an executive prior to appointment to a role as a Specified Executive is not included in the amounts shown for that executive.

Where appropriate, comparative information has been reclassified into appropriate categories.

(1)	Reflects amounts paid in the year ended 30 June and is calculated on a total cost basis. Included may be salary sacrifice amounts (e.g. motor vehicles plus FBT) with the exception of salary sacrifice superannuation which is included under ‘Post Employment Benefits’.

(2)	Represents the cost of car parking (including FBT).

(3)	Represents the STI payment made in cash for the year ended 30 June. Payment made in cash represents the amount of the payment that is not deferred in the form of shares under the mandatory component of the Equity Participation Plan (“EPP”) nor voluntarily sacrificed in the form of shares under the voluntary component of the EPP or into superannuation via voluntary sacrifice. Amounts deferred under the mandatory component of the EPP are amortised over two years from the date to which the payment relates. Where part of the payment is sacrificed into superannuation, the amount sacrificed is included under “Post Employment Benefits”. Mr Ullmer’s STI payment for the year ended 30 June 2004 has been made fully in cash with no mandatory deferral being applied due to his departure from the Bank.

(4)	Represents company contribution to superannuation and includes any allocations made by way of salary sacrifice by executives.

(5)	Deferred STI represents the cost of shares acquired under the mandatory component of the EPP. Shares vest in two equal tranches after one and two years respectively. For example, for STI payments for the year ended 30 June 2003, half the shares vest on 1 July 2004 and half vest on 1 July 2005. The amount included in remuneration each year has been amortised on a straight-line basis over the vesting period for each tranche of shares. In the case of Mr Ullmer the value that would have been amortised in the year ended 30 June 2005 has also been included for the year ended 30 June 2004 as all unvested shares granted under the mandatory component of the EPP vest to him on his departure from the Bank. See this Note for further details on the operation of the EPP.

(6)	The value of LTIs disclosed above was calculated as follows:

–	The ‘fair value’ of options has been calculated using the Black-Scholes valuation model that incorporates the assumptions below:

		Assumptions
Commencement Date	Fair Value	Exercise Price	Risk Free Rate	Term	Dividend Yield	Volatility
24 Aug 1999	$3.14	$23.84	5.82%	37 mths	4.82%	20.0%
24 Aug 1999 (CEO Options)	$3.48	$23.84	5.82%	49 mths	4.82%	20.0%
13 Sept 2000	$3.47	$26.97	6.00%	37 mths	4.41%	17.9%
3 Sept 2001	$4.01	$30.12	5.24%	37 mths	4.61%	20.8%

–
The ‘fair value’ of shares is the Bank’s closing share price at the Commencement Date for each grant, i.e., $27.64 for shares granted on 13 Sep 2000, $29.50 for shares granted on 3 Sep 2001, $31.42 for shares granted on 2 Sep 2002 and $27.48 for shares granted on 1 Sep 2003.

–
As required under AASB 1046 the Bank has estimated the number of options and shares expected to vest in relation to each grant. The assessment has been made as at 30 June 2004 based on the Bank’s performance against the relative hurdle. In respect of options and shares granted in 1999 and 2000, 100% of the number granted have vested. For options and shares granted in 2001, the Bank currently expects 100% of the number granted to vest. For shares granted in 2002 and 2003, the Bank currently estimates that 50% of the number granted will vest.

–
The annualised equivalent of the ‘fair value’ in respect of each grant of options and shares (multiplied by the number that have, or are expected to, vest), has been amortised on a straight line basis over the period from the Commencement Date until the first possible vesting date – a period of 37 months (49 months in respect of options granted to Mr Murray on 24 Aug 1999).

(7)	Represents any severance payments made on termination of employment (excluding any payment in lieu of notice).

(8)	All Other Benefits payable that are not covered above, including any payment made in lieu of notice on termination of employment and other contractual payments.

(9)	Group totals in respect of the financial year ended 30 June 2003 do not necessarily equal the sum of amounts disclosed for individuals specified in 2004 as there are differences to the individuals specified in 2003.

P/59

Commonwealth Bank of Australia Concise Annual Report 2004

Notes to the Financial Statements continued

For the year ended 30 June 2004

Note 5

Director and Executive Disclosures continued

Employee Equity Plans – Shares and Options Vested and Exercised During the Year

			Shares Granted on Exercise of Options
	Deferred	Reward				Value in
	STI	Shares	Options		Exercise	excess of
Name	Vested	Vested	Vested	No.	Price	Exercise Price(1)
Directors
Mr DV Murray	10,853	–	1,000,000	–	–	–
Specified Executives
Mr MA Cameron	–	–	–	–	–	–
Mr AR Cosenza	3,851	10,500	162,500	100,000	$23.84	$8.81
Mr LG Cupper	4,708	12,500	225,000	150,000	$23.84	$8.91
Mr SI Grimshaw	–	–	–	–	–	–
Mr HD Harley	3,224	6,300	87,500	50,000	$23.84	$9.46
Mr MA Katz	7,752	20,900	375,000	250,000	$23.84	$8.29
Mr RV McKinnon	3,491	4,200	25,000	–	–	–
Mr GL Mackrell	3,322	9,600	157,500	–	–	–
Mr JK O’Sullivan	–	–	–	–	–	–
Mr GA Petersen	1,133	–	–	–	–	–
Mr MJ Ullmer	6,910	20,900	325,000	200,000	$23.84	$8.91

Total Specified Executives	34,391	84,900	1,357,500	750,000	N/A	N/A

Note

(1)	Difference between the exercise price and closing market value of CBA shares on date of exercise.

Options

Mr Murray is the only Director holding options in the Bank and he did not exercise any during the year ended 30 June 2004. The Bank’s Non-Executive Directors do not hold any options.

					Vested and exercisable
					at 30 June 2004
	Balance	Granted as	Options	Balance		Exercise
Name	1 Jul 2003	Remuneration	Exercised	30 Jun 2004	No.	Price
Directors
Mr DV Murray	1,250,000	–	–	1,250,000	1,000,000	$23.84	(1)

Total for Directors	1,250,000	–	–	1,250,000	1,000,000	$23.84	(1)

Specified Executives
Mr MA Cameron	–	–	–	–	–	–
Mr AR Cosenza	227,500	–	(100,000)	127,500	62,500	$26.97
Mr LG Cupper	300,000	–	(150,000)	150,000	75,000	$26.97
Mr SI Grimshaw	100,000	–	–	100,000	–	–
Mr HD Harley	137,500	–	(50,000)	87,500	37,500	$26.97
Mr MA Katz	500,000	–	(250,000)	250,000	125,000	$26.97
Mr RV McKinnon	62,500	–	–	62,500	25,000	$26.97
Mr GL Mackrell	232,500	–	–	232,500	100,000	$23.84	(1)

					57,500	$26.97
Mr JK O’Sullivan	–	–	–	–	–	–
Mr GA Petersen	–	–	–	–	–	–
Mr MJ Ullmer	450,000	–	(200,000)	250,000	125,000	$26.97

					100,000	$23.84	(1)
Total for Specified Executives	2,010,000	–	(750,000)	1,260,000	507,500	$26.97

Note

(1)	For most executives, ‘Vested and exercisable’ options represents those granted on 13 September 2000 with an exercise price of $26.97. Mr Murray and Mr Mackrell hold vested but unexercised options granted on 24 August 1999 that have an exercise price of $23.84.

P/60

Notes to the Financial Statements continued

For the year ended 30 June 2004

Note 5

Director and Executive Disclosures continued

Shares

Details of shareholdings of Directors and Specified Executives (or relatives or entities controlled or significantly influenced by them) are as follows:

			Aquired/
		Balance	Granted as	Net Change	Balance
Name	Class	1 Jul 2003	Remuneration(1)	Other(2)	30 Jun 2004
Directors
Mr JT Ralph, AC	Ordinary	21,339	2,007	515	23,861
Dr JM Schubert	Ordinary	14,428	1,064	776	16,268
Mr DV Murray	Ordinary	214,242	–	61,287	275,529
	Deferred STI	16,704	13,576	(10,853)	19,427
	Reward Shares	152,000	90,000	–	242,000
Mr NR Adler, AO	Ordinary	8,636	736	118	9,490
Mr RJ Clairs, AO	Ordinary	11,927	704	–	12,631
Mr AB Daniels, OAM	Ordinary	15,135	704	553	16,392
Mr CR Galbraith, AM	Ordinary	6,579	731	379	7,689
Ms SC Kay	Ordinary	2,184	796	–	2,980
Mr WG Kent, AO	Ordinary	9,708	731	4,083	14,522
Mr FD Ryan	Ordinary	5,935	736	–	6,671
Mr F J Swan	Ordinary	4,038	731	227	4,996
Ms BK Ward(3)	Ordinary	4,059	736	119	4,914

Total for Directors	Ordinary	318,210	9,676	68,057	395,943

	Deferred STI	16,704	13,576	(10,853)	19,427

	Reward Shares	152,000	90,000	–	242,000

Notes

(1)	For Non-Executive Directors, represents shares acquired under NEDSP on 30 Sep 2003, 2 Jan 2004, 31 Mar 2004 and 29 Jun 2004 by mandatory sacrifice of fees. All shares are subject to a 10 year trading restriction (shares will be tradeable earlier if the Director leaves the Board). See this Note for further details on the NEDSP.

For Mr Murray, represents:

–
Deferred STI — acquired under the mandatory component of the Bank’s Equity Participation Plan (“EPP”). Shares were purchased on 31 Oct 2003 in two equal tranches, vesting on 1 July 2004 and 1 July 2005 respectively. See this Note for further details on the EPP.

–
Reward Shares — granted under the Equity Reward Plan (“ERP”) on 1 Sep 2003 and are subject to a performance hurdle. The first possible date for meeting the performance hurdle is 2 Sep 2006 with the last possible date for vesting being 1 Sep 2008. See this Note for further details on the ERP.

(2)	‘Net change other’ incorporates changes resulting from purchases and sales during the year by Directors and, for Mr Murray, vesting of Deferred STI shares (which became Ordinary shares).

(3)	Ms Ward also purchased 250 PERLS II securities during the year and continued to hold them at 30 June 2004.

P/61

Commonwealth Bank of Australia Concise Annual Report 2004

Notes to the Financial Statements continued

For the year ended 30 June 2004

Note 5

Director and Executive Disclosures continued

			Aquired/
		Balance	Granted as	On Exercise	Net Change	Balance
Name	Class	1 Jul 2003	Remuneration(1)	of Options	Other(2)	30 Jun 2004
Specified Executives
Mr MA Cameron	Ordinary	–	–	–	–	–
	Deferred STI	–	4,797	–	–	4,797
	Reward Shares	10,000	22,300	–	–	32,300
Mr AR Cosenza	Ordinary	20,000	–	100,000	(89,500)	30,500
	Deferred STI	6,034	5,793	–	(3,851)	7,976
	Reward Shares	50,000	24,700	–	(10,500)	64,200
Mr LG Cupper	Ordinary	9,365	–	150,000	(132,159)	27,206
	Deferred STI	7,415	5,702	–	(4,708)	8,409
	Reward Shares	53,000	29,500	–	(12,500)	70,000
Mr SI Grimshaw	Ordinary	1,000	–	–	(744)	256
	Deferred STI	–	9,503	–	–	9,503
	Reward Shares	53,000	37,300	–	–	90,300
Mr HD Harley	Ordinary	3,792	–	50,000	(40,081)	13,711
	Deferred STI	4,971	5,069	–	(3,224)	6,816
	Reward Shares	35,300	28,700	–	(6,300)	57,700
Mr MA Katz(3)	Ordinary	473,734	–	250,000	(316,348)	407,386
	Deferred STI	11,769	8,689	–	(7,752)	12,706
	Reward Shares	86,900	48,000	–	(20,900)	114,000
Mr RV McKinnon	Ordinary	1,601	–	–	7,691	9,292
	Deferred STI	5,382	4,616	–	(3,491)	6,507
	Reward Shares	29,700	20,000	–	(4,200)	45,500
Mr GL Mackrell	Ordinary	7,414	–	–	13,674	21,088
	Deferred STI	5,243	6,698	–	(3,322)	8,619
	Reward Shares	50,100	25,600	–	(9,600)	66,100
Mr JK O’Sullivan	Ordinary	5,401	–	–	164	5,565
	Deferred STI	–	–	–	–	–
	Reward Shares	–	33,500	–	–	33,500
Mr GA Petersen	Ordinary	1,623	–	–	1,133	2,756
	Deferred STI	2,266	2,953	–	(1,133)	4,086
	Reward Shares	11,000	8,000	–	–	19,000
Mr MJ Ullmer	Ordinary	–	–	200,000	(179,100)	20,900
	Deferred STI	10,753	7,874	–	(6,910)	11,717
	Reward Shares	86,900	48,000	–	(20,900)	114,000

Total for Specified	Ordinary	523,930	–	750,000	(735,270)	538,660

Executives	Deferred STI	53,833	61,694	–	(34,391)	81,136

	Reward Shares	465,900	325,600	–	(84,900)	706,600

Notes

(1)	Represents:

–	Deferred STI — acquired under the mandatory component of the Bank’s Equity Participation Plan (“EPP”). Shares were purchased on 31 Oct 2003 in two equal tranches, vesting on 1 July 2004 and 1 July 2005 respectively. See this Note for further details on the EPP.

–	Reward Shares — granted under the Equity Reward Plan (“ERP”) on 1 Sep 2003 and are subject to a performance hurdle. The first possible date for meeting the performance hurdle is 2 Sep 2006 with the last possible date for vesting being 1 Sep 2008. See this Note for further details on the ERP.

(2)	‘Net change other’ incorporates changes resulting from purchases and sales during the year by Executives and vesting of Deferred STI and Reward Shares (which became Ordinary shares).

(3)	Mr Katz also purchased 250 PERLS II securities during the year and continued to hold them at 30 June 2004.

P/62

Notes to the Financial Statements continued

For the year ended 30 June 2004

Note 5

Director and Executive Disclosures continued

ASIC Class Order

Australian banks, parent entities of Australian banks and controlled entities of Australian banks have been exempted, subject to certain conditions, under an ASIC Class Order No. 98/110 (as amended by ASIC Class Order No. 04/667), from making disclosures of any loan made, guaranteed or secured by a bank to related parties (other than for directors, specified executives and entities controlled or significantly influenced by them) and financial instrument transactions (other than shares and share options) of a bank where a director, or a specified executive, of the relevant entity is not a party and where the loan or financial instrument transaction is lawfully made and occurs in the ordinary course of banking business and either on an arm’s length basis or with the approval of a general meeting of the relevant entity and its ultimate parent entity (if any). The exemption does not cover transactions that relate to the supply of goods and services to a bank, other than financial assets or services.

The Class Order does not apply to a loan or financial instrument transaction which any director, or a specified executive, of the relevant entity should reasonably be aware that if not disclosed would have the potential to adversely affect the decisions made by users of the financial statements about the allocation of scarce resources.

A condition of the Class Order is that the Bank must lodge a statutory declaration, signed by two directors, with the Australian Securities and Investments Commission accompanying the annual report. The declaration provides confirmation that the Bank has systems of internal control and procedures to provide assurance that any financial instrument transactions of a bank which are not entered into on an arm’s length basis are drawn to the attention of the Directors so that they may be disclosed.

Loans to Directors and Specified Executives

Details of aggregates of loans to Directors and Specified Executives (or entities controlled or significantly influenced by them) are as follows:

	Year	Balance	Interest	Interest Not		Balance	Number in
	Ended	1 July	Charged	Charged	Write-off	30 June	group at
	30 June	$000	$000	$000	$000	$000	30 June
Directors	2004	36	3	–	–	22	2
	2003	29	3	–	–	36	1
Specified Executives	2004	4,633	377	–	–	8,829	6
	2003	3,845	193	–	–	2,434	3
Total Directors and Specified Executives	2004	4,669	380	–	–	8,851	8
	2003	3,874	196	–	–	2,470	4

P/63

Commonwealth Bank of Australia Concise Annual Report 2004

Notes to the Financial Statements continued

For the year ended 30 June 2004

Note 5

Director and Executive Disclosures continued

Details of individuals with loans above $100,000 in the reporting period are as follows:

	Balance				Balance
	1 July	Interest	Interest Not		30 June	Highest
	2003	Charged	Charged	Write-off	2004	in Period
Name	$000	$000	$000	$000	$000	$000
Directors
Not Applicable
Specified Executives
Mr SI Grimshaw	—	19	—	—	—	2,639
	—	14	—	—	1,543	1,543
Mr HD Harley	335	26	—	—	335	338
	904	35	—	—	272	931
	208	13	—	—	245	245
	251	15	—	—	250	253
	204	13	—	—	204	205
	55	3	—	—	116	116
	274	22	—	—	321	321
Mr MA Katz	175	11	—	—	175	175
	175	10	—	—	175	175
Mr GL Mackrell	300	20	—	—	295	303
	124	9	—	—	146	150
Mr JK O’Sullivan	1,500	91	—	—	1,500	1,502
	—	<1	—	—	200	200
	—	37	—	—	861	941
	—	8	—	—	208	208
Mr GA Petersen	—	9	—	—	900	900
	—	9	—	—	800	800

Terms and conditions of Loans

All loans with Directors and Specified Executives (or related entities controlled or significantly influenced by them) have been provided on an arms-length commercial basis including the term of the loan, security required and the interest rate (which may be fixed or variable).

P/64

Notes to the Financial Statements continued

For the year ended 30 June 2004

Note 5

Director and Executive Disclosures continued

Shares of Directors

All shares were acquired by Directors on normal terms and conditions or through the Non-Executive Directors’ Share Plan (or in the case of Mr Murray the Equity Reward Plan, the previous Executive Option Plan or the Equity Participation Plan). Mr Murray did not exercise any options during the year; leaving his total holdings of options at 1,250,000 under the Equity Reward Plan and the previous Executive Option Plan. (No further options will be granted under the Equity Reward Plan. The Executive Option Plan was discontinued in 2000). Mr Murray was also awarded rights to 90,000 shares under the Equity Reward Plan and 13,576 shares under the Equity Participation Plan during the year. He has a total holding of 242,000 shares under the Equity Reward Plan and 19,427 shares under the Equity Participation Plan. Shares awarded under the Equity Reward Plan and Equity Participation Plan are registered in the name of the Trustee. The transfer of legal title to Mr Murray is subject to vesting conditions, and, in the case of the Equity Reward Plan, is conditional on the Bank achieving a prescribed performance hurdle over a minimum three year period.

In addition, Mr Ralph holds an investment of $175,780 in Commonwealth Property Securities Fund and an investment of $532,739 in Colonial First State Global Diversified Strategies Fund. Both holdings are held beneficially. Dr Schubert holds an investment of $654,683 in Colonial First State Wholesale Diversified Fund. Mr Daniels beneficially holds an investment of $54,919 in Colonial First State Global Health and Biotech Fund. A related party of Mr Daniels holds an investment of $235,972 in Colonial First State Future Leaders Fund and $221,772 in Colonial First State Imputation Fund.

Other Transactions of Directors, Specified Executives and Other Related Parties

Financial Instrument Transactions

Financial instrument transactions (other than loans and shares disclosed above) of Directors and Specified Executives with the Bank and other banks that are controlled entities occur in the ordinary course of business of the banks on an arm’s length basis.

Under the Australian Securities and Investments Commission Class Order referred to above, disclosure of financial instrument transactions regularly made by a bank is limited to disclosure of such transactions with a Director, Specified Executive and entities controlled or significantly influenced by them.

All such financial instrument transactions that have occurred between the banks and their Directors and Specified Executives have been trivial or domestic and were in the nature of normal personal banking and deposit transactions.

Transactions other than Financial Instrument Transactions of Banks

All other transactions with Directors, Specified Executives and their related entities and other related parties are conducted on an arm’s length basis in the normal course of business and on commercial terms and conditions. These transactions principally involve the provision of financial and investment services by non bank controlled entities. The interests of Mr Ralph, Dr Schubert and Mr Daniels in investment funds managed by Colonial First State are detailed above. Additionally, Mr Galbraith is a partner in the law firm, Allens Arthur Robinson, which acted for the Bank in the provision of legal services during the financial year. The fees for these services amounted to $4,059,827.

All other such transactions that have occurred with Directors, Specified Executives and their related entities and other related parties have been trivial or domestic and were principally in the nature of lodgement or withdrawal of deposit, unit funds and superannuation monies.

P/65

Commonwealth Bank of Australia Concise Annual Report 2004

Notes to the Financial Statements continued

For the year ended 30 June 2004

Note 5

Director and Executive Disclosures continued

The Directors’ Retirement Allowance Scheme

The entitlements of the Non-Executive Directors under the Directors’ Retirement Allowance Scheme are:

	Increase in accrued	Entitlement as at
	benefit in year	30 June 2004
	$	$
Non-Executive Directors
Mr JT Ralph, AC	36,479	1,196,479
Dr JM Schubert	46,981	624,241
Mr NR Adler, AO	23,717	419,059
Mr RJ Clairs, AO	38,988	184,788
Mr AB Daniels, OAM	41,663	145,459
Mr CR Galbraith, AM	46,418	150,550
Ms SC Kay(1)	—	—
Mr WG Kent, AO	46,418	150,550
Mr FD Ryan	46,466	155,540
Mr FJ Swan	44,429	258,086
Ms BK Ward	51,566	352,955

Note

(1)	Ms Kay was appointed as a Director after the closure of the scheme

Non-Executive Directors Share Plan (NEDSP)

The NEDSP provides for the acquisition of shares by non-executive directors through the mandatory sacrifice of 20% of their annual fees (paid on a quarterly basis). Shares purchased are restricted for sale for 10 years or when the Director leaves the Board, whichever is earlier. Shares acquired under the plan receive full dividend entitlements and voting rights. There are no forfeiture or vesting conditions attached to shares granted under the NEDSP.

Shares are purchased on-market at the current market price and a total of 34,009 shares have been purchased under the NEDSP since the plan commenced in 2001.

Details of grants under the NEDSP from 1 July 2003 to 30 June 2004 were as follows:

	Total Fees		Shares	Average
Quarter Ending	Sacrificed	Participants	Purchased	Purchase Price
30 Sept 2003	$74,636	11	2,678	$27.87
31 Dec 2003	$74,650	11	2,534	$29.46
31 Mar 2004	$73,762	11	2,214	$33.32
30 Jun 2004	$73,616	11	2,250	$32.72

No trading restrictions were lifted on shares during the period 1 July 2003 to the date of this report.

For the current year, $297,000 was expensed to the profit and loss account reflecting shares purchased and allocated under the NEDSP.

P/66

Notes to the Financial Statements continued

For the year ended 30 June 2004

Note 5

Director and Executive Disclosures continued

Equity Participation Plan (EPP)

The EPP facilitates the voluntary sacrifice of both fixed remuneration and annual short term incentives (“STIs”) to be applied in the acquisition of shares. The Plan also facilitates the mandatory sacrifice of STI payments.

All shares acquired by employees under this Plan are purchased on-market at the current market price. A total number of 5,812,425 shares have been acquired under the EPP since the plan commenced in 2001.

Details of purchases under the EPP from 1 July 2003 to 30 June 2004 were as follows:

Allotment Date	Participants	Shares Purchased	Average Purchase Price
30 Sept 2003	62	8,175	$27.89
31 Oct 2003	2,453	2,147,975	$27.62
31 Dec 2003	73	9,915	$29.46
31 Mar 2004	63	7,527	$33.32
30 Jun 2004	71	9,496	$32.72

Under the voluntary component of the EPP, shares purchased are restricted for sale for two years or when a participating employee ceases employment with the Bank, whichever is earlier. Shares purchased under the voluntary component of the EPP carry full dividend entitlements, voting rights and there are no forfeiture or vesting conditions attached to the shares.

Under the mandatory component of the EPP, fully paid ordinary shares are purchased and held in Trust until such time as the vesting conditions have been met. The vesting condition attached to the shares specifies that participants must remain employees of the Bank until the vesting date (generally a period of one and two years after the STI award period).

Each participant of the mandatory component of the EPP for whom shares are held by the Trustee on their behalf, has a right to receive dividends. Once the shares vest, dividends which have accrued during the vesting period are paid to participants. The participant may also direct the Trustee on how the voting rights attached to the shares are to be exercised during the vesting period.

Where participating employees do not satisfy the vesting conditions, shares and dividend rights are forfeited.

The movement in shares purchased under the mandatory component of the EPP has been as follows:

Details of Movements	July 02 - June 03	July 03 - June 04
Shares held under the plan at the beginning of year	1,478,423	2,497,184
Shares allocated during year	1,968,197	2,121,075
Shares vested during year	(836,437)	(1,715,807)
Shares forfeited during year	(112,999)	(112,099)

Shares held under the plan at end of year	2,497,184	2,790,353

Shares acquired under both the voluntary and mandatory components of the EPP have been expensed against the profit and loss account. In the current year, $67 million was expensed against the profit and loss account to reflect the cost of allocations under the Plan.

P/67

Commonwealth Bank of Australia Concise Annual Report 2004

Notes to the Financial Statements continued

For the year ended 30 June 2004

Note 5

Director and Executive Disclosures continued

Equity Reward Plan (ERP)

The Board has envisaged that up to a maximum of 500 employees would participate each year in the ERP.

Previous grants under the ERP were in two parts, comprising grants of options and grants of shares. Since 2001/02, no options have been issued under the ERP. From 2002/03 Reward Shares have only been issued under this plan.

The exercise of previously granted options and the vesting of employee legal title to the shares is conditional on the Bank achieving a prescribed performance hurdle. The ERP performance hurdle is based on relative Total Shareholder Return (“TSR”) with the Bank’s TSR performance being measured against a comparator group of companies.

The prescribed performance hurdle for options and Reward Shares issued prior to 2002/03 was:

–	The Bank’s TSR (broadly, growth in share price plus dividends reinvested) over a minimum three year period, must equal or exceed the index of TSR achieved by the comparator group of companies. The comparator group (previously companies represented in the ASX’s ‘Banks and Finance Accumulation Index’ excluding the Bank) was widened in 2001/02 to better reflect the Bank’s business mix; and

–	If the performance hurdle is not reached within that three years the options may nevertheless be exercisable or the shares vest, only where the hurdle is subsequently reached within 5 years from the grant date.

For Reward Shares granted from 2002/03 onwards, a tiered vesting scale was introduced so that 50% of the allocated shares vest if the Bank’s TSR is equal to the median return, 75% vest at the 67th percentile and 100% when the Bank’s return is in the top quartile.

Where the rating is at least at the 50th percentile on the third anniversary of the grant, the shares will vest at a time nominated by the executive, within the trading windows, over the next two years. The vesting percentage will be at least that achieved on the third anniversary of the grant and the executive will be able to delay vesting until a subsequent half yearly window prior to the fifth anniversary of the grant. The vesting percentage will be calculated by reference to the rating at that time.

Where the rating is below the 50th percentile on the third anniversary of grant, the shares can still vest if the rating reaches the 50th percentile prior to the fifth anniversary, but the maximum vesting will be 50%.

Reward Shares acquired under the share component of the ERP are purchased on-market at the current market price. The cost of shares acquired is expensed against the Profit and Loss Account over a three year period, reflecting the minimum vesting period. In the current year, $8 million has been expensed to the profit and loss account reflecting the cost of Reward Shares purchased and allocated under the plan.

Executive options issued up to September 2001 have not been recorded as an expense by the Bank.

P/68

Notes to the Financial Statements continued

For the year ended 30 June 2004

Note 5

Director and Executive Disclosures continued

Details of options issued and shares acquired under ERP as well as movements in the options and shares are as follows:

Options

Year of	Commencement	Issue	Options	Options	Partici-	Exercise		Exercise
Grant	Date	Date	Issued	Outstanding(1)	pants	Price		Period
2000	13 Sep 2000	7 Feb 01	577,500	402,500	16	$26.97	(2)	14 Sep 2003 to 13 Sep 2010(4)
	13 Sep 2000	31 Oct 01	12,500	—	1	$26.97	(2)	14 Sep 2003 to 13 Sep 2010(4)
2001	3 Sep 2001	31 Oct 01	2,882,000	2,122,700	61	$30.12	(3)	4 Sep 2004 to 3 Sep 2011(5)
	3 Sep 2001	31 Jan 02	12,500	12,500	1	$30.12	(3)	4 Sep 2004 to 3 Sep 2011(5)
	3 Sep 2001	15 Apr 02	100,000	100,000	1	$30.12	(3)	4 Sep 2004 to 3 Sep 2011(5)

Notes

(1)	Options outstanding as at the date of the report.

(2)	The premium adjustment (based on the actual difference between the dividend and bond yields at the date of vesting) was nil.

(3)	Will be subject to adjustment by the premium formula (based on the actual difference between the dividend and bond yields at the date of the vesting).

(4)	Performance hurdle was satisfied on 31 March 2004 and options may be exercised up to 13 September 2010.

(5)	Performance hurdle must be satisfied between 4 September 2004 and 3 September 2006, otherwise options will lapse.

Options – Details of Movements

	July 02 to June 03		July 03 to June 04
Year of Grant	2000	2001	2000	2001
Total options
Held by participants at the start of year	572,500	2,863,100	427,500	2,336,400
Granted during year	—	—	—	—
Exercised during year	—	—	—	—
Lapsed during year	145,000	526,700	—	101,200

Outstanding at the end of year	427,500	2,336,400	427,500	2,235,200

Granted from 30 June to date of report	—	—	—	—
Exercised from 30 June to date of report	—	—	25,000	—
Lapsed from 30 June to date of report	—	—	—	—

Outstanding as at the date of report	427,500	2,336,400	402,500	2,235,200

P/69

Commonwealth Bank of Australia Concise Annual Report 2004

Notes to the Financial Statements continued

For the year ended 30 June 2004

Note 5

Director and Executive Disclosures continued

Reward Shares

							Average
Year of	Purchase	Shares	Shares		Partici-		Purchase
Grant	Date	Purchased	Allocated		pants	Vesting Period	Price
2000	20 Feb 2001	361,100	361,100		61	14 Sept 2003 to 13 Sept 2005(4)	$29.72
	31 Oct 2001	2,000	2,000		1	14 Sept 2003 to 13 Sept 2005(4)	$29.25
2001	31 Oct 2001	652,100	661,500	(1)	241	4 Sept 2004 to 3 Sept 2006(5)	$29.25
2002	22 Nov 2002	357,500	545,500	(2)	195	3 Sept 2005 to 2 Sept 2007(5)	$28.26
2003	12 Nov 2003	285,531	595,600	(3)	255	2 Sept 2006 to 1 Sept 2008(5)	$28.33

Notes

(1)	In October 2001, 11,400 reward shares were re-allocated to participants receiving the 2001 grant as a result of reward shares forfeited from previous ERP grant.

(2)	In November 2002, 188,000 reward shares were re-allocated to participants receiving the 2002 grant as a result of shares forfeited from previous grants. The total number of Reward Shares allocated in 2002 represents fifty per cent of the maximum entitlement that participants may receive. It is intended that Reward Shares required to meet obligations under ERP will be acquired by the trust on-market during the three years prior to the first measurement point of the performance hurdle.

(3)	In November 2003, 310,069 reward shares were re-allocated to participants receiving the 2003 grant as a result of shares forfeited from previous grants. The total number of Reward Shares allocated in 2003 represents fifty per cent of the maximum entitlement that participants may receive – refer to Note 2 above for further information.

(4)	Performance hurdle was satisfied on 31 March 2004 and as a result 195,700 shares vested to participants of the 2000 grant.

(5)	Performance hurdle must be satisfied within the vesting period, otherwise shares will be forfeited.

Reward Shares – Details of Movements

		July 02 to June 03				July 03 to June 04
Year of Grant	2000	2001	2002	2000	2001	2002	2003
Total Reward Shares
Held by participants at the start of year	337,300	638,800	—	217,100	518,500	515,300	—
Granted during year	—	—	552,000	—	—	—	597,100
Vested during year	—	—	—	195,700	—	—	—
Lapsed during year	120,200	120,300	36,700	21,400	59,000	43,225	10,725

Outstanding at the end of year	217,100	518,500	515,300	—	459,500	472,075	586,375

Granted from 30 June to date of report	—	—	—	—	—	—	—
Vested from 30 June to date of report	—	—	—	—	—	—	—
Lapsed from 30 June to date of report	—	—	—	—	22,500	26,250	28,875

Outstanding as at the date of report	217,100	518,500	515,300	—	437,000	445,825	557,500

During the vesting period, Reward Shares are held in Trust. Each participant on behalf of whom Reward Shares are held by the Trustee, has a right to receive dividends. Once the shares vest dividends are paid in relation to those accrued during the vesting period. The participant may also direct the trustee on how the voting rights attached to the shares are to be exercised during the vesting period.

For a limited number of executives including overseas based staff and those approved by the Chief Executive Officer and ratified by Remuneration Committee and Board, a cash based ‘share replicator’ ERP scheme is operated by way of grants of performance units The performance unit grants are subject to the same vesting conditions as the Reward Share component of the ERP. On meeting the vesting condition, a cash payment is made to executives whereby the value is determined based on the current share price on vesting plus an accrued dividend value. An amount of $5 million has been expensed to the profit and loss in respect of the year ended 30 June 2004 to reflect future payments which may be required under the ‘share replicator’ plan.

P/70

Notes to the Financial Statements continued

For the year ended 30 June 2004

Note 5

Director and Executive Disclosures continued

Executive Option Plan (EOP)

As previously notified to shareholders, this plan was discontinued in 2000/01.

Under the EOP, the Bank granted options to purchase ordinary shares to those key executives who, being able by virtue of their responsibility, experience and skill to influence the generation of shareholder wealth, were declared by the Board of Directors to be eligible to participate in the Plan. Non-executive directors were not eligible to participate in the Plan.

Options cannot be exercised before each respective exercise period and the ability to exercise is conditional on the Bank achieving a prescribed performance hurdle. The option plan did not grant rights to the option holders to participate in a share issue of any other body corporate.

The performance hurdle is the same TSR comparator hurdle as outlined above for the Equity Reward Plan (“ERP”) grants prior to 2002/03.

The last grant under EOP was made in September 2000. The performance hurdles for the August 1999 grant and the September 2000 grant were met in 2004.

Details of issues made under EOP as well as movements for 2002/03 and 2003/04 are as follows:

Executive Option Plan (EOP)

Commencement	Issue	Options	Options	Partici-	Exercise		Exercise
Date	Date	Issued	Outstanding	pants	Price(1)		Period
3 Nov 1997	11 Dec 1997	2,875,000	—	27	$15.53	(2)	4 Nov 00 to 3 Nov 02
25 Aug 1998	30 Sep 1998	3,275,000	—	32	$19.58	(2)	26 Aug 01 to 25 Aug 03
24 Aug 1999	24 Sep 1999	3,855,000	1,875,000	38	$23.84	(2)	25 Aug 02 to 24 Aug 09	(3)
13 Sep 2000	13 Oct 2000	2,002,500	1,144,600	50	$26.97	(2)	14 Sep 03 to 13 Sep 10	(4)

Notes

(1)	Market value at the commencement date. Market value is defined as the weighted average of the prices at which shares were traded on the ASX during the one week period before the commencement date.

(2)	Premium adjustment (based on the actual difference between the dividend and bond yields at the date of vesting) was nil.

(3)	Performance hurdle for the 1999 grant was satisfied on 28 February 2004 and options may be exercised up to 24 August 2009.

(4)	Performance hurdle for the 2000 grant was satisfied on 31 March 2004 and options may be exercised up to 13 September 2010.

P/71

Commonwealth Bank of Australia Concise Annual Report 2004

Note 5

Director and Executive Disclosures continued

Details of Movements

		1 July 2002 to 30 June 2003(1)			1 July 2003 to 30 June 2004(1)
Year of Grant	1997	1998	1999	2000	1998	1999	2000
Total options
Held by participants at the start of year	50,000	1,047,500	3,525,000	1,691,700	312,500	3,221,000	1,336,200
Exercised during year	—	660,000	—	—	312,500	1,271,000	129,100
Lapsed during year	50,000	—	304,000	355,500	—	25,000	12,500

Outstanding at the end of year	—	387,500	3,221,000	1,336,200	—	1,925,000	1,194,600

Exercised from 30 June to date of report	—	—	—	—	—	50,000	50,000
Lapsed from 30 June to date of report	—	75,000	—	—	—	—	—

Outstanding as at the date of report	—	312,500	3,221,000	1,336,200	—	1,875,000	1,144,600

Note

(1)	The EOP was discontinued in 2000/01 and no options have been granted under the plan during the last two reporting periods.

Summary of shares issued during the period 1 July 2003 to the date of the report as a result of options being exercised are:

Option	Shares	Price paid	Total
Issue Date	Issued	per Share	Consideration Paid
30 Sep 1998	312,500	$19.58	$6,118,750
24 Sep 1999	1,321,000	$23.84	$31,492,640
13 Oct 2000	179,100	$26.97	$4,830,327
7 Feb 2001	25,000	$26.97	$674,250

No amount is unpaid in respect of the shares issued upon exercise of the options during the above period.

Under the Bank’s EOP and ERP an option holder generally has no right to participate in any new issue of securities of the Bank or of a related body corporate as a result of holding the option except that if there is a pro rata issue of shares to the Bank’s shareholders by way of bonus issue involving capitalisation (other than in place of dividends or by way of dividend reinvestment) an option holder is entitled to receive additional shares upon exercise of the options being the number of bonus shares that the option holder would have received if the options had been exercised and shares issued prior to the bonus issue.

P/72

Directors’ Declaration

The Directors declare that in their opinion, the concise financial report of the Commonwealth Bank of Australia for the year ended 30 June 2004 as set out on pages 43 to 72 complies with Accounting Standard AASB 1039: Concise Financial Reports.

The financial statements and specific disclosures included in this concise financial report have been derived from the full financial report for the year ended 30 June 2004.

The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Commonwealth Bank of Australia as the full financial report, which is available on request.

This declaration is made in accordance with a resolution of the Directors.

JT Ralph, AC	DV Murray
Chairman	Managing Director and
Chief Executive Officer

11 August 2004

P/73

Commonwealth Bank of Australia Concise Annual Report 2004

Independent Audit Report

To the members of Commonwealth Bank of Australia

Scope

The concise financial report and directors’ responsibility

The concise financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for the consolidated Group for the year ended 30 June 2004. The consolidated Group comprises both Commonwealth Bank of Australia and the entities it controlled during the year.

The directors of the Bank are responsible for preparing a concise financial report that complies with Accounting Standard AASB 1039 “Concise Financial Reports”, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit approach

We conducted an independent audit on the concise financial report in order to express an opinion on it to the members of the Bank. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 “Concise Financial Reports”. We formed our audit opinion on the basis of these procedures, which included:

–	testing that the information in the concise financial report is consistent with the full financial report, and

–	examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report that were not directly derived from the full financial report.

We have also performed an independent audit of the full financial report of the Bank for the year ended 30 June 2004. Our audit report on the full financial report was signed on 11 August 2004, and was not subject to any qualification. For a better understanding of our approach to the audit of the full financial report, this report should be read in conjunction with our audit report on the full financial report.

Independence

We are independent of the Bank, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the concise financial report of Commonwealth Bank of Australia complies with Accounting Standard AASB 1039 “Concise Financial Reports”.

Ernst & Young	S J Ferguson
Sydney	Partner

11 August 2004

P/74

Shareholding Information

Top 20 Holders of Fully Paid Ordinary Shares as at 10 August 2004

Rank	Name of Holder	Number of Shares	%
1	JP Morgan Nominees Australia Limited	121,384,680	9.60
2	National Nominees Limited	90,577,461	7.17
3	Westpac Custodian Nominees Ltd	87,818,339	6.95
4	Citicorp Nominees Pty Limited	63,935,139	5.06
5	RBC Global Services Australia Nominees Pty Limited	30,671,740	2.43
6	Queensland Investment Corporation	19,482,371	1.54
7	Cogent Nominees Limited	16,693,388	1.32
8	AMP Life Limited	15,615,127	1.24
9	ANZ Nominees Limited	15,511,420	1.23
10	Australian Foundation Investment Company Limited	6,705,245	0.53
11	HSBC Custody Nominees (Australia) Limited	6,087,368	0.48
12	CSS Board & PSS Board	4,942,977	0.39
13	Bond Street Custodians Limited	4,940,303	0.39
14	Invia Custodian Pty Limited	4,774,535	0.38
15	Government Superannuation Office	4,229,927	0.33
16	UBS Warburg Private Clients Nominees Pty Ltd	3,617,893	0.29
17	IAG Nominees Pty Limited	3,548,578	0.28
18	Westpac Financial Services Ltd	3,458,245	0.27
19	Suncorp Custodian Services Pty Ltd	2,821,839	0.22
20	Australian Trustees Pty Ltd	2,644,549	0.21

The twenty largest shareholders hold 509,461,124 shares which is equal to 40.31% of the total shares on issue.

Stock Exchange Listing

The shares of the Commonwealth Bank of Australia are listed on the Australian Stock Exchange under the trade symbol CBA, with Sydney being the home exchange.

Details of trading activity are published in most daily newspapers, generally under the abbreviation of CBA or C’wealth Bank. The Bank does not have a current on-market buyback of its shares.

Directors’ Shareholdings as at 11 August 2004

	Shares	Options
JT Ralph, AC	23,861
JM Schubert	16,268
DV Murray	288,168	1,250,000
NR Adler, AO	9,490
RJ Clairs, AO	12,631
AB Daniels, OAM	16,392
CR Galbraith, AM	7,689
SC Kay	2,980
WG Kent AO	14,522
FD Ryan	6,671
FJ Swan	4,996
BK Ward	4,914

Mr Murray has a total holding of 242,000 shares under the Equity Reward Plan, registered in the name of the Trustee and 6,788 shares under the Mandatory Equity Participation plan, also registered in the name of the Trustee.

In addition, Mr Ralph beneficially holds 100,000 units in Commonwealth Property Securities Fund and 495,294 units in Colonial First State Global Diversified Strategies Fund. Dr Schubert holds 483,554 units in Colonial First State Wholesale Diversified Fund. Mr Daniels beneficially holds 73,588 units in Colonial First Global Health and Biotech Fund. A related party of Mr Daniels holds 59,818 units in Colonial First State Future Leaders Fund and 84,994 units in Colonial First State Imputation Fund.

P/75

Commonwealth Bank of Australia Concise Annual Report 2004

Shareholding Information continued

Guidelines for Dealings by Directors in Shares

The restrictions imposed by law on dealings by Directors in the securities of the Bank have been supplemented by the Board of Directors adopting guidelines which further limit any such dealings by Directors, their spouses, any dependent child, family company and family trust. The guidelines provide that, in addition to the requirement that Directors not deal in the securities of the Bank or any related company when they have or may be perceived as having relevant unpublished price sensitive information, Directors are only permitted to deal within certain periods. Further, the guidelines require that Directors not deal on the basis of considerations of a short term nature or to the extent of trading in those securities.

Range of Shares (Fully Paid Ordinary Shares and Employee Shares): 10 August 2004

	Number of	Percentage	Number	Percentage
Range	Shareholders	Shareholders	of Shares	Issued Capital
1 – 1,000	541,661	75.80%	186,343,047	14.74%
1,001 – 5,000	153,521	21.49%	307,584,350	24.33%
5,001 – 10,000	13,405	1.88%	91,805,490	7.26%
10,001 – 100,000	5,646	0.79%	108,615,541	8.59%
100,001 – Over	259	0.04%	569,657,634	45.08%

Total	714,492	100.00%	1,264,006,062	100.00%

Less than marketable parcel of $500	13,329		84,336

Voting Rights

Under the Bank’s Constitution, each member present at a general meeting of the Bank in person or by proxy, attorney or official representative is entitled:

–	on a show of hands – to one vote; and

–	on a poll – to one vote for each share held or represented.

–	If a member is present in person, any proxy or attorney of that member is not entitled to vote.

If more than one official representative or attorney is present for a member:

–	none of them is entitled to vote on a show of hands; and

–	on poll only one official representative may exercise the member’s voting rights and the vote of each attorney shall be of no effect unless each is appointed to represent a specified proportion of the member’s voting rights, not exceeding in aggregate 100%.

If a member appoints two proxies and both are present at the meeting and the appointment does not specify the proportion or number of the member’s votes each proxy may exercise:

– neither proxy shall be entitled to vote on a show of hands; and

– on a poll each proxy may exercise one half of the member’s votes.

P/76

Shareholding Information continued

Top 20 Holders of Preferred Exchangeable Resettable Listed Shares (PERLS) as at 10 August 2004

Rank	Name of Holder	Number of Shares	%
1	Citicorp Nominees Pty Ltd	127,230	3.64
2	Westpac Custodian Nominees Ltd	67,117	1.92
3	National Nominees Limited	65,120	1.86
4	RBC Global Services Australia Nominees Pty Limited	63,802	1.82
5	ANZ Executors & Trustee Company Limited	42,330	1.21
6	Bond Street Custodians Limited	29,764	0.85
7	Tower Trust Limited	28,969	0.83
8	Invia Custodian Pty Limited	27,599	0.79
9	UBS Private Clients Australia Nominees Pty Ltd	26,293	0.75
10	Boxall Marine Pty Ltd	25,000	0.71
10	Permanent Trustee Australia Limited	25,000	0.71
12	Questor Financial Services Limited	24,292	0.69
13	The Australian National University	24,049	0.69
14	National Superannuation Trusts P/L	21,447	0.61
15	Brencorp No 11 Pty Limited	17,667	0.50
16	Livingstone Investments (NSW) Pty Limited	15,000	0.43
17	Ms Thelma Joan Martin-Weber	12,500	0.36
18	BT Portfolio Services Limited	11,200	0.32
19	Albert Investments Pty Limited	10,000	0.29
20	Felden Pty Ltd	10,000	0.29
21	Marbear Holdings Pty Limited	10,000	0.29
22	Mrs Fay Cleo Martin-Weber	10,000	0.29
23	Swinburne University of Technology	10,000	0.29

The twenty-three largest PERLS shareholders hold 704,379 shares which is equal to 20.13% of the total shares on issue. Twenty-three PERLS shareholders are disclosed in the above table due to a number of shareholders having the same number of PERLS.

Stock Exchange Listing

Commonwealth Bank PERLS are listed on the Australian Stock Exchange under the trade symbol CBAPA, with Sydney being the home exchange. Details of trading activity are published in most daily newspapers, generally under the abbreviation of CBA or C’wealth Bank (pref).

P/77

Commonwealth Bank of Australia Concise Annual Report 2004

Shareholding Information continued

Range of Shares (PERLS): 10 August 2004

	Number of	Percentage	Number	Percentage
Range	Shareholders	Shareholders	of Shares	Issued Capital
1 – 1,000	20,911	98.58%	2,263,069	64.66%
1,001 – 5,000	268	1.26%	529,055	15.12%
5,001 – 10,000	20	0.09%	150,319	4.29%
10,001 – 100,000	14	0.07%	430,938	12.31%
100,001 – Over	1	0.00%	126,619	3.62%

Total	21,214	100.00%	3,500,000	100.00%

Less than marketable parcel of $500	4		5

Voting Rights

The holders will be entitled to receive notice of any general meeting of the Bank and a copy of every circular or other like document sent out by the Bank to ordinary shareholders and to attend any general meeting of the Bank.

The holders will not be entitled to vote at a general meeting of the Bank except in the following circumstances:

–	If at the time of the meeting, a dividend has been declared but has not been paid in full by the relevant payment date;

–	On a proposal to reduce the Bank’s share capital;

–	On a resolution to approve the terms of a buy-back agreement;

–	On a proposal that affects rights attached to Commonwealth Bank PERLS;

–	On a proposal to wind up the Bank;

–	On a proposal for the disposal of the whole of the Bank’s property, business and undertaking;

–	During the winding up of the Bank; or

–	As otherwise required under the Listing Rules from time to time, in which case the holders will have the same rights as to manner of attendance and as to voting in respect of each Commonwealth Bank PERLS as those conferred on ordinary shareholders in respect of each ordinary share.

At a general meeting of the Bank, holders are entitled:

–	On a show of hands, to exercise one vote when entitled to vote in respect of the matters listed above; and

–	On a poll, to one vote for each Commonwealth Bank PERLS.

P/78

Shareholding Information continued

Top 20 Holders of Perpetual Exchangeable Resettable Listed Securities II (PERLS II) as at 10 August 2004

Rank	Name of Holder	Number of Shares	%
1	National Nominees Limited	469,501	12.52
2	Westpac Custodian Nominees Limited	259,653	6.92
3	RBC Global Services Australia Nominees Pty Limited	165,001	4.40
4	JP Morgan Nominees Australia Limited	155,447	4.15
5	AMP Life Limited	105,208	2.81
6	UBS Private Clients Australia Nominees Pty Ltd	99,086	2.64
7	Citicorp Nominees Pty Limited	86,710	2.31
8	UBS Nominees Pty Ltd	54,340	1.45
9	Cogent Nominees Pty Limited	45,028	1.20
10	Invia Custodian Limited	30,768	0.82
11	J Neave Investments Pty Limited	30,000	0.80
12	Elise Nominees Pty Limited	29,380	0.78
13	ANZ Nominees Limited	27,273	0.73
14	Questor Financial Services Limited	26,226	0.70
15	Cryton Investments No 9 Pty Ltd	25,000	0.67
16	Lutovi Investments Pty Limited	25,000	0.67
17	Votraint No.1019 Pty Ltd	25,000	0.67
18	Vision Super Pty Ltd	24,832	0.66
19	Gordon Merchant No 2 Pty Ltd	24,440	0.65
20	Marbear Holdings Pty Limited	22,500	0.60

The twenty largest PERLS II shareholders hold 1,730,393 shares which is equal to 46.14% of the total shares on issue.

Stock Exchange Listing

Commonwealth Bank PERLS II are listed on the Australian Stock Exchange under the trade symbol PCBPA, with Sydney being the home exchange. Details of trading activity are published in most daily newspapers.

Range of Shares (PERLS II): 10 August 2004

	Number of	Percentage	Number	Percentage
Range	Shareholders	Shareholders	of Shares	Issued Capital
1 – 1,000	7,175	95.42%	1,088,882	29.04%
1,001 – 5,000	289	3.84%	642,311	17.13%
5,001 – 10,000	28	0.37%	232,496	6.20%
10,001 – 100,000	24	0.32%	796,502	21.24%
100,001 – Over	4	0.05%	989,809	26.39%

Total	7,520	100.00%	3,750,000	100.00%

Less than marketable parcel of $500	1		5

Voting Rights

PERLS II do not confer any voting rights in the Bank but if they are exchanged for or convert into ordinary shares or preference shares of the Bank in accordance with their terms of issue, the voting rights of the ordinary or preference shares (as the case may be) will be as set out on pages 76 and 78 respectively for the Bank’s ordinary shares and PERLS preference shares.

Trust Preferred Securities

550,000 Trust Preferred Securities were issued on 6 August 2003. Cede & Co is registered as the sole holder of these securities.

The Trust Preferred Securities do not confer any voting rights in the Bank but if they are exchanged for or convert into ordinary shares or preference shares of the Bank in accordance with their terms of issue, the voting rights of the ordinary or preference shares (as the case may be) will be as set out on pages 76 and 78 respectively for the Bank’s ordinary shares and PERLS preference shares.

P/79

Commonwealth Bank of Australia Concise Annual Report 2004

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Available from 8 am to 7 pm (Sydney time), Monday to Friday. CommSec provides the information and tools to make smart investment easy, accessible and affordable for all Australians. By phone or Internet at www.commsec.com.au

13 17 09 CommSec Margin Loan
Enables you to expand your portfolio by borrowing against your existing shares and managed funds. To find out more simply call 13 17 09 8 am to 5 pm (EST) Monday to Friday or visit commsec.com.au.

1800 240 889 Telephone Typewriter Service
A special telephone banking service for our hearing and speech impaired customers. The service covers all the services available on 13 2221. Available from 8 am to 8 pm, Monday to Friday.

1800 011 217 Lost or Stolen Cards
To report a lost or stolen card 24 hours a day, 365 days a year.

13 1998 Business Line
For a full range of business banking solutions.
Available from 8 am to 8 pm, Monday to Friday.

13 2015 Commonwealth Financial Services
For enquires on retirement and superannuation products, or managed investments. Available from 8 am to 8 pm (Sydney time), Monday to Friday.
Unit prices are available 24 hours a day, 365 days a year.

CommInsure
For all your general insurance needs call 13 2423 8am to 8pm (Sydney time), Monday to Friday – or visit www.comminsure.com.au

For general claims assistance call 13 2420, 24 hours a day, 365 days a year.

For all your life insurance needs call 13 1056 8am to 8pm (Sydney time), Monday to Friday – or visit www.comminsure.com.au

Internet Banking
You can apply for a home loan, credit card, personal loan, term deposit or a savings account on the internet by visiting our website at www.commbank.com.au available 24 hours a day, 365 days a year.

Do your everyday banking on our internet banking service NetBank at www.commbank.com.au/netbank available 24 hours a day, 365 days a year.

To apply for access to NetBank, call 13 2828 between 8 am and 8 pm (Sydney time), Monday to Friday.

Corporate Directory
Registered Office
Level 7, 48 Martin Place Sydney NSW 1155
Telephone (02) 9378 2000
Facsimile (02) 9378 3317

Company Secretary
JD Hatton

Shareholder Information
www.commbank.com.au

Share Registrar
ASX Perpetual Registrars Limited Locked Bag A14
SYDNEY SOUTH NSW 1235
Telephone (02) 8280 7199
Facsimile (02) 9287 0303

Freecall 1800 022 440

Internet
www.asxperpetual.com.au
Email
registrars@asxperpetual.com.au

Telephone numbers for overseas shareholders
New Zealand
0800 442 845
United Kingdom
0845 769 7502
Fiji
008 002 054
Other International
612 8280 7199

Australian Stock Exchange Listing
CBA

Annual Report
To request a copy of the annual report please call 1800 022 440

P/80

Which new Bank

2004

CommonwealthBank

Commonwealth Bank of Australia ACN 123 123 124

Notice of Meeting 2004

2 How to get there

3 Letter to Shareholders

8 Explanatory Memorandum

Commonwealth Bank of Australia Notice of Meeting 2004

How to get there

YORK STREET
CLARENCE STREET
KENT STREET
KING STREET
MARKET STREET
GEORGE STREET
TOWN HALL STATION
DRUIT STREET
PITT STREET
BATHURST STREET
LIVERPOOL STREET
SUSSEX STREET
DIXON STREET
ALBION STREET
ULTIMO ROAD
WHEAT ROAD
SYDNEY AQUARIUM
COCKLE BAY
DARLING HARBOUR
IMAX
SYDNEY ENTERTAINMENT CENTRE
ENTERTAINMENT CAR PARK
EXHIBITION CENTRE
DARLING DRIVE
HARBOURSIDE SHOPPING CENTRE
CONVENTION CENTRE
Harbourside Auditorium
COMMONWEALTH BANK
ANNUAL GENERAL MEETING
HARBOURSIDE CAR PARK
MURRAY STREET
PYRMONT STREET
MACARTHUR STREET
MARY ANN STREET

Monorail route

1. Harbourside
2. Convention
3. Haymarket
4. World Square
5. Park Plaza
6. City Centre
7. Darling Park

City Light Rail from Central Station

- Convention
- Exhibition Halls
- Haymarket

- P Parking
- P Parking under Exhibition Halls

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Chairman’s Letter

16 September 2004

Dear Shareholder

I am writing to invite you, as a shareholder in Commonwealth Bank of Australia, to attend the Annual General Meeting on Friday, 5 November 2004.

The meeting will be held at the Harbourside Auditorium, Sydney Convention and Exhibition Centre, Darling Harbour, Sydney. A map is shown on the opposite page.

The meeting will begin at 11.00 am, with registration available from 10.00 am.

Information talks and demonstrations on the Bank’s services will take place in the Bayside Banquet Hall from 10.00 am until 10.50 am and after completion of the meeting. I encourage you to take advantage of the opportunity to find out more about the changes we are making to continually improve our customer service.

A Form of Proxy is included in this information pack. The Form of Proxy contains a barcode to assist with the registration process at the meeting. If you attend the meeting, please bring this barcoded form with you.

If you are not attending the meeting, I encourage you to lodge the Form of Proxy by returning it in the return envelope in sufficient time so that it reaches the Share Registrar, ASX Perpetual Registrars Limited, by 11.00 am on Wednesday, 3 November 2004. Alternatively, the Form of Proxy can be sent by facsimile to ASX Perpetual Registrars Limited on (02) 9287-0309 in Australia or (61 2) 9287-0309 if you are overseas, by 11.00 am on Wednesday, 3 November 2004.

We have enclosed a form for those shareholders who cannot attend the meeting but would like to raise any shareholder issues that may be relevant to the Annual General Meeting. I invite you to submit these on the enclosed form and return it with the Form of Proxy. While time will undoubtedly not permit me to address all the issues raised, I will endeavour to address as many of the more frequently raised shareholder matters as possible during the course of the Annual General Meeting.

A live webcast of the meeting will be broadcast on the Bank’s website through the Shareholder Centre at www.commbank.com.au/shareholder/annualgeneralmeeting. An archive of the webcast will be available at the same website address within a day. This will also enable you to hear or read the responses to the questions raised on the returned forms and during the meeting.

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Commonwealth Bank of Australia Notice of Meeting 2004

Chairman’s Letter

Continued

Any body corporate holder of Commonwealth Bank shares, or any body corporate appointed as a proxy, wishing to appoint a person to act as its representative at the meeting may do so by providing that person with a letter, executed in accordance with the body corporate’s constitution, authorising him or her as the body corporate’s representative.

An AUSLAN interpreter will be available during the meeting to assist shareholders requiring this service. If you require this service please contact visitor registration prior to the commencement of the meeting.

The Notice of Meeting commences on page 5, listing the items to be considered at the meeting. Background information on Items 2 to 6 is contained in the Explanatory Memorandum on pages 8 to 24. The shareholders’ resolution referred to in Item 6 is contained in the Appendix. It has been proposed under section 249N of the Corporations Act, at the instigation of the Finance Sector Union, by approximately 900 shareholders, who have also submitted a statement in support of the resolution. The Bank is required by the Corporations Act to include that resolution on the agenda for the meeting and to include that statement with the Notice of Meeting.

The Bank’s Directors do not believe that the modification of the Constitution proposed in Item 6 is appropriate or desirable. Accordingly, they do not support the resolution and intend to vote against it. The Explanatory Memorandum details the reasons why the Directors oppose the resolution.

Nor do Directors agree with the contents of the statement submitted in support of the resolution. The Directors’ response to the statement is set out in the insert containing the statement.

Commonwealth Bank Directors and Senior Executives extend an invitation to shareholders to join them in enjoying light refreshments after the meeting.

Yours sincerely

John Ralph, AC
Chairman

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2004 AGM — Notice of Meeting

Meeting to be held on Friday, 5 November 2004, commencing at 11.00 am at the Harbourside Auditorium, Sydney Convention and Exhibition Centre, Darling Harbour, Sydney.

Ordinary Business

1. Discussion of Financial Statements

To discuss the financial report, the Directors’ report and the auditor’s report for the year ended 30 June 2004.

2. Election of Directors

In accordance with Articles 11.1 and 11.2 of the Constitution of Commonwealth Bank of Australia:

(a)	Mr RJ Clairs retires and, being eligible, offers himself for re-election; and

(b)	Ms BK Ward retires and, being eligible, offers herself for re-election.

Mr JT Ralph and Mr NR Adler will also retire at the conclusion of the Annual General Meeting and are not seeking re-election. Upon their retirement, the Board has agreed to reduce the number of Directors to 10. Information about the candidates seeking re-election appears in the Explanatory Memorandum.

Special Business

3. Non-Executive Directors’ Remuneration

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That the maximum aggregate sum payable for fees to Non-Executive Directors be increased to $3,000,000 in any financial year, to be divided among the Directors in such proportions and manner as they agree.”

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Commonwealth Bank of Australia Notice of Meeting 2004

2004 AGM — Notice of Meeting

Continued

4. Grant of Shares to the Chief Executive Officer

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That approval be given to the issue to Mr DV Murray, prior to the 2006 Annual General Meeting of Commonwealth Bank of Australia, of invitations to apply for up to a maximum aggregate number of 250,000 shares to be provided in two tranches under the Rules of the Bank’s Equity Reward Plan, details of which are set out in the Explanatory Memorandum to the Notice convening this meeting.”

5. Modification of Constitution

To consider and, if thought fit, to pass the following resolution as a special resolution:

“That the Constitution of Commonwealth Bank of Australia be modified by deleting existing articles numbered 1-21 (inclusive) and substituting in their place the articles contained in the printed document entitled “Substituted Articles” submitted to the meeting and signed by the Chairman for identification.”

6. Resolution Proposed by Shareholders

To consider and, if thought fit, to pass as a special resolution the resolution to modify the Constitution of Commonwealth Bank of Australia set out in the Appendix to the Notice convening this meeting.

Determination of Shareholders’ Right to Vote

For the purposes of the meeting, those shareholders holding shares at 7.00 pm on Wednesday, 3 November 2004 will be voting members for the meeting.

Appointment of Proxy

If you are a shareholder and are unable to attend and vote at the Annual General Meeting of Commonwealth Bank of Australia on 5 November 2004, you are entitled to appoint a proxy to attend and vote in your stead. A proxy need not be a shareholder. A proxy may be an individual or a body corporate.

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If you are a shareholder entitled to cast two or more votes, you may appoint up to two proxies and may specify the proportion of voting rights or the number of shares each proxy is appointed to exercise.

If you wish to appoint an individual or a body corporate as your proxy, please complete and return the proxy form. The proxy form must be received by the Share Registrar, ASX Perpetual Registrars Limited at Locked Bag A14 Sydney South NSW 1235 or by facsimile to (02) 9287-0309 in Australia or (61 2) 9287-0309 if you are overseas, by 11.00 am Wednesday, 3 November 2004. A return envelope is provided.

If you appoint the Chairman of the Annual General Meeting as your proxy and do not specify how the Chairman is to vote on an item of business, the Chairman will vote (if permitted under the proxy form), as proxy for you, in the case of Items 2, 3, 4 and 5, in favour of the resolutions, and, in the case of Item 6, against the resolution.

Voting Restriction

The Bank will disregard any vote cast on the resolutions described in Agenda Item 3 and Agenda Item 4 of the Notice of Meeting by any Director of the Bank or any associate of such Director. However, the Bank need not disregard a vote if:

–	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

–	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By order of the Board

JD Hatton
Secretary       16 September 2004

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Commonwealth Bank of Australia Notice of Meeting 2004

Explanatory Memorandum

Agenda Item 2:

Election of Directors

Pursuant to Articles 11.1 and 11.2 of the Bank’s Constitution, Mr RJ Clairs and Ms BK Ward will retire at the Annual General Meeting and offer themselves for re-election. These Directors were last re-elected in 2001.

Details of the candidates are as follows:

Reg J Clairs, AO

Mr Clairs has been a member of the Board since 1 March 1999 and is a member of the Remuneration and Risk Committees. As the former Chief Executive Officer of Woolworths Limited, he had thirty-three years’ experience in retailing, branding and customer service. The resulting expertise, together with the experience he has gained as a Non-Executive Director of other companies, makes him a valuable contributor to your Board’s deliberations.

He is a Director of David Jones Ltd and The Cellnet Group. He is Deputy Chairman: National Australia Day Council and Member of the Institute of Company Directors.

Mr Clairs is a resident of Queensland. Age 66.

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Barbara K Ward

Ms Ward has been a member of the Board since 14 September 1994 and is a member of the Audit and Risk Committees. She holds a Bachelor of Economics and Master of Political Economy and has experience in policy development and public administration as a senior ministerial adviser and experience in the transport and aviation industries, most recently as Chief Executive of Ansett Worldwide Aviation Services. Barbara is a valuable member of the Board, bringing a wide and varied experience in the private and public sectors to her consideration of Board matters.

She is Chairperson of Country Energy, Director of Lion Nathan Limited, Allens Arthur Robinson, Multiplex Limited and Multiplex Funds Management Limited.

She is Trustee of Sydney Opera House Trust, Member of the Australia Day Council of New South Wales and Member of the Australia Institute of Company Directors.

Ms Ward is a resident of New South Wales. Age 50.

After considering the review of the performance of Mr Clairs and Ms Ward respectively, carried out in accordance with the Board’s governance policies, the Directors (in each case excluding the relevant retiring director) recommend supporting the re-election of both Mr Clairs and Ms Ward.

P/9

Commonwealth Bank of Australia Notice of Meeting 2004

Explanatory Memorandum

Continued

Agenda Item 3

Non-Executive Directors’ Remuneration

Under the Bank’s Constitution and in accordance with the ASX Listing Rules, the aggregate sum payable by way of fees to Non-Executive Directors is determined from time to time by general meeting. In addition to the aggregate fees approved by shareholders, last adjusted five years ago, shareholders approved a Non-Executive Directors’ Retirement Allowance Scheme in 1997.

In relation to fees, an amount not exceeding the amount determined is divided among Non-Executive Directors as they agree. The last determination was at the Annual General Meeting held on 28 October 1999, when shareholders approved an aggregate amount of fees of $1,500,000 per year. The proposal before the meeting is to increase the maximum aggregate amount of fees to $3,000,000 per year.

The Non-Executive Directors’ Retirement Allowance Scheme was approved by shareholders at the 1997 Annual General Meeting. In 2002 the Board decided to close the Scheme to any newly appointed Directors. The Directors participating in the Scheme at that time continue to accrue benefits under the Scheme. Subject to shareholder approval of the resolution under Agenda Item 3, the Directors have resolved to terminate accrual of further benefits under the Scheme as from the date of this meeting, and freeze the entitlements of current members until their respective retirements. The accrued benefits will not be subject to indexation or earn interest and will be paid to participating Directors as and when they retire provided that none of the prescribed circumstances whereby the Directors could exercise their discretion not to pay retirement benefits to a director are applicable. The circumstances where the Directors could withhold payment of retirement benefits are where a director is absent without leave for six months, becomes bankrupt, fails to declare an interest in a contract with the Bank in certain circumstances, or is prohibited from acting as a director under the Corporations Act, or is removed by a resolution of shareholders in circumstances involving dishonest or disreputable conduct by the director. All the Non-Executive Directors have entitlements under the Scheme with the exception of Ms SC Kay.

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This approach will result in remuneration arrangements being expressed in a manner which is felt to be more desirable and in keeping with current trends. Under the Scheme, once a participating Director has served the three year qualifying period, the retirement benefit accumulates on a pro rata basis to a maximum of four years’ total emoluments after twelve years’ service. If this resolution is approved by shareholders, retirement benefits will cease to accrue and in the future the value of the benefits will be reflected in the annual fees paid to Directors.

To enable appropriate compensation for the termination of the accrual of further benefits under the Scheme and allow adequate remuneration now and in the future to reflect the increasing demands on Directors, the Board considers it in the interests of the Bank to increase the aggregate sum available for remuneration of Non-Executive Directors. Since the aggregate fees were last increased five years ago, dividends have increased by 59% from $1.15 to $1.83 per share, underpinning strong total shareholder return.

It should be noted that the aggregate amount of fees does not include any amount paid or applied by the Bank to a superannuation fund for a Director, and also does not include any premium paid by the Bank on an insurance policy for Directors’ liabilities.

The Nominations Committee reviews the fees payable to individual Non-Executive Directors and takes into account relevant factors and, where appropriate, receives external advice on comparable remuneration. It is not intended to fully utilise the increase in aggregate sum in the immediate future, but to retain flexibility to adequately compensate Non-Executive Directors for the next few years and to enable the Bank to attract and retain high quality Directors to serve on the Board.

The terms of the Non-Executive Directors’ Share Plan require the acquisition of shares by Non-Executive Directors at market price through the mandatory application of 20% of their annual fees and this will continue to apply.

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Commonwealth Bank of Australia Notice of Meeting 2004

Explanatory Memorandum

Continued

Agenda Item 4

Grant of shares to the Chief Executive Officer

Under ASX Listing Rule 10.14, the acquisition of securities by a Director under an employee incentive scheme requires the approval of shareholders.

At the 2001 Annual General Meeting, shareholders approved the issue to Mr DV Murray, during the period prior to the 2004 Annual General Meeting, of invitations to apply for up to a maximum of 200,000 shares and 1,000,000 options in accordance with the Bank’s Equity Reward Plan.

Following that approval, the following shares were conditionally granted to Mr Murray, subject to the rules of the Equity Reward Plan:

–	2001/2002 – 110,000 shares were granted at a price of $28.43 per share, and

–	2002/2003 – 90,000 shares were granted at a price of $28.33 per share.

From the beginning of the 2001/2002 financial year, options have not been granted to executives, with shares only being granted under the Equity Reward Plan. This was reflected in the composition of the allocations made to Mr Murray, referred to above.

The Board decided not to issue to Mr Murray invitations to apply for the 1,000,000 options previously approved by shareholders under the Equity Reward Plan but to make grants of shares only, which are subject to vesting conditions, as apply for the other senior executives of the Bank. That approval by the shareholders for the issue of the options will have lapsed by the time of this year’s Annual General Meeting and, accordingly, those options cannot be issued after that date. This resolution seeks shareholder approval for the grant to Mr Murray of up to a total maximum aggregate number of 250,000 shares for the 2004/2005 and the 2005/2006 years. The size of each tranche will be determined by the Board of Directors taking into account the Bank’s share price at the relevant time in setting the appropriate remuneration levels. The total number of shares allocated will not exceed the maximum aggregate number set out in the resolution.

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Any shares granted will be in accordance with the rules of the Bank’s Equity Reward Plan, which was approved by shareholders at the 2000 Annual General Meeting. The rights to acquire the shares will depend on the achievement by the Bank of the performance hurdle set pursuant to those Rules.

The current conditions are in the form of a sliding scale so that 50% of the allocated shares vest if the Bank’s Total Shareholder Return (“TSR”) is equal to the median TSR of peer institutions, 75% vest at the 67th percentile and 100% when the return exceeds the 75th percentile, ie when the Bank’s return is in the top quartile. If the TSR does not equal or exceed the median TSR on the third anniversary of the grant of shares, 50% of the allocated shares lapse.

Shares for each tranche will be purchased on-market by the Trustee of the Plan at the then current market price. As the total number of shares required in the operation of the Plan may necessitate the purchase of shares over a number of days, the share price applicable to the shares acquired under the Plan will be the average price paid by the Trustee. The shares will be registered in the name of the Trustee who will only transfer legal title upon satisfaction of the performance hurdles referred to above.

No other current Directors are entitled to participate in the Equity Reward Plan. If any other person, for whom shareholder approval is required under the Listing Rules, becomes entitled to participate in the Equity Reward Plan after approval of this resolution, they will not participate until after shareholder approval is obtained at a general meeting as required by ASX Listing Rule 10.14.

Details of any securities issued under the Equity Reward Plan, to which the shareholder approval relates, will be published in each annual report of the Bank relating to the financial period in which the securities have been issued. The report will include a statement that approval for the issue of any securities was obtained under ASX Listing Rule 10.14.

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Commonwealth Bank of Australia Notice of Meeting 2004

Explanatory Memorandum

Continued

Agenda Item 5

Modification of the Constitution

The Company’s current Constitution was last amended in 2000. Since that time there have been substantial amendments to the Corporations Act 2001 (the Corporations Act) and the ASX Listing Rules. As a result of these changes, many aspects of the Constitution are no longer consistent with the Corporations Act and the ASX Listing Rules. There have also been many developments in corporate governance principles and general corporate practice since 2000 which can be usefully reflected in an updated Constitution.

Your Directors propose that the Constitution be amended to take account of these changes and to modernise the drafting of the existing provisions.

A full copy of the proposed Constitution marked-up to show changes from the existing Constitution can be obtained prior to the meeting from the Company’s website (www.commbank.com.au/shareholder/annualgeneralmeeting) or by contacting ASX Perpetual Registrars Limited on 1800 022 440. A copy of the Constitution will also be available for inspection at the meeting.

The principal changes that are being proposed are discussed below:

Definitions and interpretation

It is proposed that the definitions in the Constitution be updated to reflect changes in terminology in the Corporations Act and the ASX Listing Rules.

Shares

In line with common corporate practice it is proposed to introduce more flexible provisions facilitating corporate restructuring or capital management proposals including the power for the Directors to do anything required to give effect to any resolution altering the Company’s share capital, including, where a member becomes entitled to a fraction of a share on a consolidation:

(1)	making cash payments in lieu of the fractional entitlement;

(2)	determining that fractions may be disregarded in order to adjust the rights of all parties;

(3)	appointing a trustee to deal with any fractions on behalf of members; and

(4)	rounding up each fractional entitlement to the nearest whole share (new Article 2.3).

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It is proposed that existing Article 2.2 also be amended to provide that a reduction in share capital may be effected by way of payment of cash or distribution of specific assets (including shares or other securities of another corporation) to ensure maximum flexibility.

Changes to the Corporations Act have resulted in it governing some issues relating to shares that are currently provided for by the Constitution. Those particular provisions in the Constitution are no longer necessary and it is proposed that they be deleted. For instance:

–	existing Article 2.3, as the Corporations Act now governs the ability of the Company to buy back shares or to acquire shares in itself;

–	existing Article 3.4, as the Corporations Act permits the Company to pay brokerage and commission; and

–	existing Articles 3.6 and 3.7, which deal with the issue and delivery of share certificates, as the Corporations Act provisions relating to certification of shares can be relied upon (in the case of securities which are not quoted on the Australian Stock Exchange).

The following changes are also proposed in order to ensure consistency with the ASX Listing Rules:

–	existing Article 3.1(d), which places restrictions on the ability of the Company to issue shares, options (or rights to acquire shares) to Directors or their associates, is no longer necessary as the issue is now regulated by the ASX Listing Rules;

–	existing Article 3.3 is no longer appropriate because there is no longer a requirement under the Listing Rules for shareholder approval to be obtained in relation to the introduction of employee incentive schemes; and

–	the Constitution’s procedural provisions and terminology are proposed to be updated to reflect recent amendments to the ASX Listing Rules (in particular in relation to “proper ASTC transfers” and the ASTC Settlement Rules) and to recognise the ability of the Company to impose a holding lock in certain circumstances as permitted by the ASX Listing Rules.

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Commonwealth Bank of Australia Notice of Meeting 2004

Explanatory Memorandum

Continued

General Meetings

It is proposed to delete existing Article 9.1 as the Corporations Act deals with the requirement to hold an AGM each calendar year.

Proposed new Article 9.2 will permit the Directors to change the venue for a meeting if they consider that the previously notified venue will be impracticable. Existing Article 10.4 (which, as a result of the changes to the Constitution will be renumbered as Article 10.5) will be extended to allow the chairman to postpone a meeting before it has started if there is not enough room in the meeting venue (new Article 10.5(g)). It is also proposed that a notice of change of venue, postponement or cancellation may be given to shareholders by way of announcement to the ASX (thereby decreasing costs to the Company) (new Article 10.6(f)).

It is also proposed that new provisions be adopted which clarify the ability of the Company to hold a meeting in more than one venue using technology and set out the procedures to be followed if such technology “fails” during the meeting (new Article 10.1(d) and (e)).

The Corporations Act now imposes minimum content requirements for the notice of meeting so there is no need to set out specific requirements in the Constitution. It is also proposed to delete existing Article 9.5 (which relates to member’s resolutions and statements) as this issue is now governed in detail by the Corporations Act.

Article 9.4 will be amended to provide that, unless permitted by the Act, no business can be transacted at a general meeting unless the general nature of the business has been stated in the notice of meeting and that only business within the scope of any resolution set out in the notice may be transacted at the meeting. The new provision provides that no amendment may be moved to a resolution of which notice has been given, except with the approval of the chair. This proposed change protects the interests of shareholders who have relied upon the notice of meeting and elected to not attend the meeting, but instead to appoint a proxy (most commonly the chairman) to vote on their behalf on the matter.

It is proposed that existing Article 10.4(c) (to be renumbered as Article 10.5(d)), which confers on the chairman responsibility for the general conduct of the meeting, be supplemented by including additional provisions clarifying the chairman’s common law powers to regulate the business of a general meeting (such as regulating debate,

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adjourning the meeting, refusing admission to the general meeting in circumstances where the person could endanger the safety of those attending the meeting or cause disruption to the meeting, and if there is not enough room in the main meeting room allowing the chairman to arrange for others to attend and observe the meeting in another room – new Articles 10.1, 10.5 and 10.6). It is also proposed to amend Article 10.7(b) (to be renumbered as Article 10.8(b)) to reflect common practice that a poll cannot be demanded in respect of the election of the chairman or an adjournment of the meeting.

Proxies and voting rights

CLERP 9 has introduced the ability for a corporation to be appointed as a member’s proxy (this is likely to result in the “corporate proxy” appointing a corporate representative to act as the proxy). It is proposed that a new provision be inserted to clarify any evidentiary requirements which must be produced to the Company by the corporate representative of the “corporate proxy” of their appointment (such as requiring that the corporate representative appointment by the corporate proxy be lodged with the Company 48 hours before the meeting, consistent with the present position under current Article 10.15 – which after the amendments will be renumbered as Article 10.16).

It is proposed that existing Article 10.9(e) (to be renumbered as Article 10.10(f)) be amended to clarify that, with respect to the voting rights of partly paid shares, any amount paid in advance of a call is to be disregarded. In addition, it is proposed that the Constitution be amended to clarify that if a person at a general meeting represents more than one member (either personally or by proxy, attorney or official representative), on a show of hands the person is entitled to one vote only (new Article 10.10(c)).

In order to allow for maximum flexibility, it is proposed that existing Article 10.9 (to be renumbered as Article 10.10) be amended to clarify that a proxy, attorney or representative has authority to attend and vote at a postponed meeting unless the member gives notice to the Company of revocation of the appointment. Without such a provision there is an argument that a member will need to make a fresh appointment for the postponed meeting. Furthermore, it is proposed to amend current Article 10.9(b) (to be renumbered as Article 10.10(b)) so that if a member who has appointed a proxy or attorney attends the meeting themselves, their proxy or attorney will not be disqualified from voting unless the member also casts a vote at that meeting.

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Commonwealth Bank of Australia Notice of Meeting 2004

Explanatory Memorandum

Continued

Article 10.14(d) currently permits a proxy to agree to a resolution being proposed and passed as a special resolution at a meeting of which less than 21 days’ notice has been given. This provision is to be updated, as the current legal requirement is that 28 days’ notice of a resolution is generally required to be given and that there are no longer differing requirements in relation to notice of an ordinary versus special resolution (see new Article 10.2(d) to (e)).

It is also proposed that the Constitution be amended, in accordance with common corporate practice, to recognise that a member may be excluded from voting on a particular resolution by the Corporations Act or the Listing Rules (except in their capacity as a proxy) and that if the member does tender a vote when they are not entitled to do so, that their vote is not to be counted.

Directors

It is proposed that Article 11.2(c) be amended, consistent with the current ASX Listing Rule relating to the time for lodging nominations for election as a Director and recognising that a 28 day notice period for general meetings is now required under the Corporations Act. The current provision permits candidates to give 21 days’ notice of their nomination which will clearly create logistical problems for the Company where the notice of meeting has already been printed – the new provision adopts the new standard requirement of 35 business days’ notice.

Amendments are also proposed to Articles 11.2(b) and 11.4 to clarify that Directors are to be elected or re-elected at annual general meetings and that a person appointed to fill a casual vacancy holds office until the next annual general meeting. It is also proposed to delete existing Article 11.5 (removal of a Director) as this matter is governed by section 203D of the Corporations Act. These amendments do not affect the right of shareholders under the Corporations Act to propose a resolution to remove a Director.

It is proposed that Article 11.1 be amended to clarify that a determination as to which Directors are to retire (both as to number and identity) is to be decided having regard to the composition of the board of Directors at the date of the notice calling the annual general meeting and that the number of Directors to retire by rotation is in general a third or the number nearest to but not exceeding a third.

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It is proposed to amend current Article 11.10(c) (to be renumbered Article 11.9(c)) to provide that if a Director is absent without consent from meetings of the Directors held during a period of 6 months that the Director ceases to hold office unless the Directors resolve otherwise. The current Article 11.10(c) (which provides that the Directors may resolve to remove a director who has been absent without consent from meetings of the Directors held during a period of 6 months) may not be consistent with section 203E of the Corporations Act which states that a resolution, request or notice by any or all of the directors of a public company to remove another director is void.

Existing Article 11.7 (to be renumbered as Article 11.6) contains provisions relating to Directors’ remuneration and it is proposed that these provisions be amended to clarify that:

–	the total aggregate amount of remuneration approved by shareholders does not need to be distributed to the Non-Executive Directors each year (ie. total Non-Executive Directors’ fees can be less than the remuneration cap set by shareholders);

–	in calculating the maximum fees payable, any amounts paid or applied by the Bank or any related body corporate under Articles 11.6(e), 11.6(f), 11.6(g), 11.6(h), 11.6(i), 11.6(j) and 19 are excluded. These amounts include any premium paid in relation to Directors’ and officers’ insurance, and superannuation contributions made to comply with superannuation guarantee legislation; and

–	remuneration may be other than cash (eg shares in the Company).

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Commonwealth Bank of Australia Notice of Meeting 2004

Explanatory Memorandum

Continued

Other amendments include:

–	inserting a provision, in line with common corporate practice, which provides that the Directors may make regulations (in addition to those which apply pursuant to section 195 of the Act) requiring the disclosure of interests that a Director (or an associate) may have in any matter concerning the company or its related bodies corporate (new Article 11.8(a) and (b));

–	inserting additional provisions to ensure maximum flexibility in relation to holding Directors meetings using technology (and what is to occur when such technology fails) and passing written or circular resolutions (Articles 13.1 and 13.7);

–	clarifying that the Directors can delegate their powers to a single Director if in any circumstances that is appropriate (new Article 13.6).

Access, Indemnity and Insurance

The proposed changes to Article 18 supplement the rights of a director and former director to have access to the books and records of the Company that are granted under the Corporations Act. The proposed changes confirm the right of the Company to enter into contracts with directors and former directors specifying the terms and conditions of such continued access.

It is proposed to amend current Article 19 to state the indemnity in more general terms as the circumstances in which the Company can indemnify its officers is now more clearly governed by section 199A of the Corporations Act. The Directors, secretary and senior managers of the Company (and other officers, employees, former officers and former employees of the Group at the Directors’ discretion) will still be indemnified on a full indemnity basis and to the full extent permitted by law for liabilities incurred as an officer of the Group.

The proposed amendments to Article 19 also:

–	permit the Company to pay premiums to insure persons who are or have been Group officers against liability incurred as officers in circumstances permitted by the Corporations Act; and

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–	authorise the Company to enter into deeds to give effect to the rights to indemnification and insurance.

These proposed amendments give effect to actions permitted by the Corporations Act.

Company Seal

It is proposed to amend Article 15.2 to provide flexibility for the Company to retain a common seal, which is now optional under the Corporations Act, while being able to utilise the new provisions of the Corporations Act allowing for companies to execute documents in other ways.

Dividends and Distributions

The dividend provisions have been expanded and clarified in light of changes to the Corporations Act. Specifically, the proposed amendments confirm the power of the Directors to pay dividends without a formal “declaration” (Article 16.1(a)(ii)) and provide that the Directors may rescind a decision to pay a dividend if they decide, before the payment date, that the Company’s financial position no longer justifies the payment (as now permitted by the Corporations Act) – new Article 16.2.

It is proposed to amend the dividend payment provisions in existing Article 16.4 (to be renumbered as Article 16.5), in order to ensure maximum flexibility for the Company in relation to any future practices in relation to the payment of dividends. It is proposed that the current provisions be amended to clarify that the Company may (should it choose in the future to do so) mandate that dividends be paid by way of direct credit rather than by cheque. This practice is becoming increasingly common among listed companies because of the cost savings and increased security of such payments.

It is also proposed that more general and flexible provisions, in line with current corporate practice, be inserted in the constitution to replace existing Articles 16.6 and 16.7 (to be renumbered as Articles 16.7 and 16.8) in relation to the establishment and operation of share investment plans and dividend and interest reinvestment plans.

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Commonwealth Bank of Australia Notice of Meeting 2004

Explanatory Memorandum

Continued

The provisions relating to capitalisation of reserves and profits have been updated (current Article 16.8 to be renumbered as Article 16.9). Amendments are also proposed to ensure maximum flexibility in relation to the payment of dividends and capital distributions (including any return of capital) by way of payment of cash or distribution of specific assets (including shares or other securities in the Company or in another corporation). The amendments include a number of procedural provisions, to ensure maximum flexibility, to facilitate this process including:

–	expanding current Article 16.8(c) (to be renumbered as Article 16.10(a)) so that the Constitution contains a general provision which authorises any person (eg. the Company Secretary) to make, on behalf of all the members entitled to any further shares or other securities as a result of a dividend, distribution or capitalisation, an agreement with the Company or another body corporate which provides, as appropriate:

(1)	for the issue to them of those further shares or other securities credited as fully paid up; or

(2)	for payment by the company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares or other securities by applying their respective proportions of the amount resolved to be capitalised.

–	expressly clarifying that if the Company distributes to members (either generally or to specific members) securities in the Company or in another body corporate or trust (whether as a dividend or otherwise and whether or not for value), each of those members is deemed to have appointed the Company Secretary as his or her agent to do anything needed to give effect to that distribution, including agreeing to become a member of that other body corporate (new Article 16.10(b)).

Notices

The notice provisions have been modernised to permit notices to be sent by electronic means or to be made available for access by electronic means nominated by the member as now permitted by the Corporations Act. The notice provisions have also been extended to apply to other documents sent by the Company to members. In addition, a provision has been inserted to deem that where a shareholder has elected to not receive a notice or document sent by the Company (such as the Annual Report), the shareholder is still treated as having received the information in that document for the purposes of other communications or documents (new Articles 17.2 to 17.4).

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Agenda Item 6

Resolution Proposed by Shareholders

Section 249N of the Corporations Act requires a company to consider, at a general meeting, a resolution which has been proposed by at least 100 members. Requests for this resolution have been received from approximately 900 members at the instigation of the Finance Sector Union (FSU) which covers a proportion of the Bank’s domestic employees.

The resolution is a special resolution proposing an amendment to the Bank’s Constitution in the terms set out in the Appendix. A special resolution must be passed by at least 75% of the votes cast by members entitled to vote.

The Bank’s Board of Directors believes that the resolution is not in the best interests of the Bank or its shareholders. Accordingly, the Directors intend to vote their shares and all open proxy votes given to them against the resolution, and they encourage other shareholders to do likewise.

The resolution proposes an amendment to the Constitution which would require the Board to appoint an independent expert to conduct an annual review throughout every business unit of the Bank of the impact of each major change program implemented or undertaken during the year on specified employee and customer matters. The independent expert would also have a discretion to include any other matter in the review having regard to the nature of the change program as the expert sees fit. It would be mandatory for the independent expert to consult with representatives of the FSU in the conduct of the review. The Bank would be obliged to incur the annual cost of the independent expert’s review, including the preparation of a report and consultation with the FSU.

The Amendment is Inappropriate

The Board considers that the proposed resolution is an attempt by a special interest group of shareholders to dictate to the Board the way in which change within the Bank should be monitored and evaluated. The Board already has a duty to review the operations of the Bank, and to introduce and monitor major change programs as it considers appropriate. The Board already discharges this duty. For example, the Board approved the Which new Bank program before it was adopted, has reviewed its progress at every board meeting since adoption and will continue to oversee its implementation.

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Commonwealth Bank of Australia Notice of Meeting 2004

Explanatory Memorandum

Continued

The Amendment Breaches Basic Principles of Corporate Governance

Good corporate governance requires that the Board oversees the operations of the Bank in the manner the Board thinks appropriate and in accordance with its fiduciary duties. The Board must retain flexibility and discretion as to how it performs its tasks. The Board owes duties to shareholders in the way it exercises its discretions, and is accountable to shareholders for the discharge of its duties. The Board’s accountability to shareholders is backed by comprehensive legal obligations and sanctions. This accountability framework offers shareholders significant protection and assurance about the way the Board performs its tasks.

This amendment would impose on the Board an inflexible, disruptive method of evaluating change. It would vest critical judgments about major change programs in independent outsiders who lack the experience, knowledge and expertise of the Bank’s management and who are not accountable to shareholders. The outsiders’ absence of accountability to shareholders should be contrasted with the Board’s accountability to shareholders.

The proposed amendment would entrench a role for the FSU in the conduct of the Bank’s affairs which is not appropriate. The amendment would confer on the FSU the special privilege of being the only body with a mandatory right of consultation on the outsider’s report. Whilst the FSU seeks this position of privilege, it accepts no accountability to shareholders. The FSU acts in its own interests, and as it perceives the interests of its members, not necessarily in the interests of shareholders or the Bank, and is not accountable to anyone but its own members.

The AGM is not the Appropriate Forum for these Issues

The proposed resolution is an attempt by a very small group of special interest shareholders (representing approximately 0.037% of the Bank’s ordinary shares), co-ordinated by the FSU, to use the AGM to further the FSU’s industrial aims. The AGM should be a forum to advance the interests of all shareholders in their capacity as shareholders. The Bank’s management is responsible for the Bank’s relationship with its staff, including their training and development. Management reaches employment arrangements with all of the staff and, where relevant for some, with their representative. It is not appropriate for the AGM to be used as a platform for a sectional group of shareholders to advance their interests as employees.

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Appendix

Resolution Proposed by Shareholders

The resolution referred to in Agenda Item 6, to be put to the meeting as a special resolution is as follows:

“That the Constitution of the Commonwealth Bank of Australia be modified by inserting, after article 21, a new article 22 as follows:

‘22. Major Change Reviews

22.1 Annual Major Change Reviews

(a)	The Board shall, in each financial year (commencing in the year ending 30 June 2005), cause a review to be conducted of the impact of each major change program implemented or undertaken by the company in that year.

(b)	If a review under article 22.1(a) cannot be completed in the same financial year as the program was undertaken, it shall be completed in the subsequent financial year.

(c)	The Board shall include in each annual report of the company a report on the review or reviews undertaken in the financial year concerned.

22.2 Independent Expert to Conduct Review

(a)	For the purpose of article 22.1, the Board shall appoint an independent expert to conduct each review.

(b)	The independent expert engaged by the company to conduct a review shall be instructed to conduct, in relation to the company and of each Business Service Unit of the company, a quality audit of the impact of each major change program on:

(i)	staff levels;

(ii)	staff workloads;

(iii)	staff engagement and morale;

(iv)	customer service;

(v)	customer satisfaction and strength of relationship;

(vi)	‘cost to serve’; and

(vii)	such other matters as in the opinion of the independent expert are appropriate to be considered having regard to the nature of the program.

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Commonwealth Bank of Australia Notice of Meeting 2004

Appendix

Continued

22.3 Consultation with Finance Sector Union

The independent expert engaged by the company to conduct a review shall be instructed to consult with representatives nominated by the Finance Sector Union of Australia for the purposes of assessing the impact of the program on the matters referred to in article 22.2(b)’”

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